SEMRUSH

2022
Annual Report



Semrush Shareholders,

As we near the 15 year anniversary of Semrush's inception, we never dreamed of becoming a company of such size and industry influence. We started simply because we loved marketing; we knew how to help marketers with technology, when few others did.

Throughout our journey, our passion for making data open and accessible, our penchant for introducing new technology, and our obsession to help customers grow their businesses online, remains unchanged.

We are the same people, with the same mission–as we continue to grow we see an increasing amount of exceptional talent who want to join our company. In the last 12 months alone we've onboarded a whole new level of leaders–including, three board members and four executives–as well as myriad product and development leads, all of which embody the same values we instilled on day one.

While today's economic uncertainty poses challenges for most technology companies, we are in a strong position. Even as we focused on inventing and improving tools to serve the growing number of marketers around the world, we've spent efficiently and have thoughtfully made our investments.

Frugality is one of our defining principles; that won't change, no matter how large we become. When we launched in 2008 we were bootstrapped until 2017 and then spent lightly through Series A, to Series B, and to IPO. Fiscal Year 2022 was an exception as we relocated a large number of employees to safe locations, mostly to Western Europe. With those costs behind us, we believe we are well positioned on our path to profitability.

With our number of paying customers up approximately 16% over the course of 2022 and our number of free, active users up 50% over the same period, as well as 2022 revenue up more than 35% year over year, it's hard not to be excited about our next phase of growth. We believe there are more than a billion people who think about (or conduct) marketing on a regular basis, but who don't consider themselves professional marketers. They typically use social networks to create content, engage with content, and interact with brands and audiences across multiple platforms. We believe this audience is a group of actors who are marketers without knowing they are marketers yet, many of which will evolve from savvy, individual creators to professional marketers or small business owners.

At the same time, we are committed to helping businesses grow all over the planet. We have dedicated educational programs and incentives to attract and engage SMB owners across virtually every vertical to help them drive traffic to their online and offline businesses, being their partner from the beginning.

On the other end of the spectrum, we expect to launch our enterprise-specific product offerings later this year, which is designed to help large businesses market more effectively and separate themselves from their growing set of competitors. We're also pleased with the trajectory of our App Center, which now has over 40 apps, almost half of them built by third-party partners providing highly specific niche solutions to new and existing customers. Nurturing this platform model is a priority for us over the next five years.

We believed in 2008 and we reinforce this belief now, that any business, of any size, anywhere, can make it with Semrush.

As a closing thought, one of the many milestones we think about is surpassing 100,000 paying customers. We're extremely close now, and to achieve that level of SaaS stickiness in just 15 years, is a day worth celebrating.

I write to you today with the hope that, given the way people are ferociously consuming information, spending more time online and marketing in incremental ways, you can look forward to an announcement celebrating our one millionth customer.

Thank you for your unwavering support.

Best,
Oleg

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 001-40276

Semrush Holdings, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**84-4053265**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

800 Boylston Street, Suite 2475
Boston, MA 02199
(Address of principal executive offices including zip code)

(800) 851-9959
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Class A Common Stock, $0.00001 par value per share	SEMR	The New York Stock Exchange

Securities registered pursuant to section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   ☐ **Yes or** ☒ **No.**

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   ☐ **Yes or** ☒ **No.**

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.   ☒ **Yes or** ☐ **No.**

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   ☒ **Yes or** ☐ **No.**

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   ☐ **Yes or** ☒ **No**

The aggregate market value of stock held by non-affiliates as of June 30, 2022 (the last business day of the registrant's most recently completed second fiscal quarter) was approximately $380.9 million based upon $12.93 per share, the closing price on June 30, 2022 on the New York Stock Exchange. Determination of stock ownership by non-affiliates was made solely for the purpose of responding to this requirement and the registrant is not bound by this determination for any other purpose.

As of March 10, 2023, there were 118,056,519 shares of the registrant's Class A Common Stock and 23,657,057 shares of the registrant's Class B Common Stock, $0.00001 par value per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for the 2023 Annual Meeting of Stockholders are incorporated herein by reference in Part III of this Annual Report on Form 10-K to the extent stated herein. Such Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the registrant's fiscal year ended December 31, 2022.

TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this Annual Report on Form 10-K, including statements regarding our future results of operations, financial condition, business strategy, plans and objectives of management for future operations, our market opportunity and the potential growth of that market, our liquidity and capital needs and other similar matters, are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as "anticipate," "believe," "contemplate," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "should," "target," "will," or "would," or the negative of these words or other similar terms or expressions. These forward-looking statements are based on management's current expectations and assumptions about future events, which are inherently subject to uncertainties, risks, and changes in circumstances that are difficult to predict. Forward-looking statements contained in this Annual Report on Form 10-K include, but are not limited to, statements concerning the following:

- our future financial performance, including our revenue, annual recurring revenue ("ARR"), costs of revenue, gross profit or gross margin and operating expenses;

- the sufficiency of our cash and cash equivalents to meet our liquidity needs;

- anticipated trends and growth rates in our business and in the markets in which we operate;

- our ability to maintain the security and availability of our internal networks and platform;

- our ability to attract new paying customers and convert free customers into paying customers;

- our ability to retain and expand sales to our existing paying customers, including upgrades to premium subscriptions and purchases of add-on offerings;

- our ability to access, collect, and analyze data;

- our ability to successfully expand in our existing markets and into new markets;

- our ability to effectively manage our growth and future expenses;

- our ability to continue to innovate and develop new products and features, improve our data assets, and enhance our technological capabilities;

- our ability to maintain, protect, and enhance our intellectual property;

- our ability to comply with modified or new laws and regulations applying to our business;

- the attraction and retention of qualified employees and key personnel;

- our anticipated investments in sales and marketing, and research and development;

- our ability to successfully defend litigation brought against us;

- our expectations regarding identifying, evaluating, and executing strategic acquisitions;

- our ability to successfully acquire and integrate companies and assets;

- the increased expenses associated with being a public company;

- the impact of health epidemics, such as the COVID-19 pandemic, rising inflation and interest rates, market uncertainty and volatility, and other global financial, economic, and political events on our business, industry and supply chain; and

- our ability to successfully relocate employees outside of Russia, including completing our relocation plans, reaching pre-relocation levels of productivity, and retaining relocated employees.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Annual Report on Form 10-K primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section titled "Risk Factors" and elsewhere in this Annual Report on Form 10-K. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Annual Report on Form 10-K. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this Annual Report on Form 10-K relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Annual Report on Form 10-K to reflect events or circumstances after the date of this Annual Report on Form 10-K or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. Unless stated otherwise, these statements are based upon information available to us as of the date of this Annual Report on Form 10-K. And while we believe such information provides a reasonable basis for such statements, such information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.

This Annual Report on Form 10-K contains statistical data, estimates, and forecasts from various sources, including independent industry publications and other information from our internal sources. This information is based upon a number of assumptions and limitations, and you are cautioned not to give undue weight to such information. While we believe the market and industry data included in this prospectus are reliable and are based on reasonable assumptions, we have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied on therein. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled "Risk Factors" that could cause results to differ materially.

RISK FACTORS SUMMARY

The following is a summary of the principal risks that could materially adversely affect our business, results of operations, and financial condition. Additional discussion of the risks included in this summary, and other risks that we face, can be found below and should be carefully considered, together with other information in this Annual Report on Form 10-K in its entirety before making investment decisions regarding our Class A common stock. This summary should not be relied upon as an exhaustive summary of the material risks facing our business.

- Our business and operating results will be harmed if our paying customers do not renew or do not upgrade their premium subscriptions or if they fail to purchase additional products.

- If we fail to attract new potential customers, register them for trials, and convert them into paying customers, our operating results would be harmed.

- The market in which we operate is intensely competitive, and if we do not compete effectively, our ability to attract and retain customers could be harmed, which would negatively impact our business and operating results.

- We have incurred losses in the past and may not consistently achieve profitability in the future.

- Our products depend on publicly available and paid third-party data sources, and, if we lose access to data provided by such data sources or the terms and conditions on which we obtain such access becomes less favorable, our business could suffer.

- Instability in geographies where we have significant operations and personnel could have a material adverse effect on our business, customers, and financial results.

- If we are unable to maintain and enhance our brand, or if events occur that damage our reputation and brand, our ability to maintain and expand our customer base may be impaired, and our business and financial results may be harmed.

- We depend on our executive officers and other key employees, and the loss of one or more of these employees could harm our business.

- If we fail to maintain and improve our methods and technologies, or fail to anticipate new methods or technologies for data collection and analysis, hardware, software, and software related technologies, competing products and services could surpass ours in depth, breadth, or accuracy of our data, the insights that we offer or in other respects, which could result in a loss of customers and harm our business and financial results.

- Failures or loss of, or material changes with respect to, the third-party hardware, software, and infrastructure on which we rely, including third-party data center hosting facilities and third-party distribution channels to support our operations, could adversely affect our business.

- If the security of the confidential information or personal information of our customers on our platform is breached or otherwise subjected to unauthorized access or disclosure, our reputation may be harmed, and we may be exposed to significant liability.

- If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of customer service and customer satisfaction, or attract new employees and customers and our business could suffer.

- We are exposed to risks associated with payment processing and any disruption to such processing systems could adversely affect our business and results of operations.

- A significant portion of our operations is located outside of the United States, which subjects us to additional risks, including increased complexity, the costs of managing international operations, geopolitical instability, and fluctuations in currency exchange rates.

- Adverse or weakened general economic and market conditions may reduce spending on sales and marketing technology and information technology which could harm our revenue, results of operations, and cash flows.

- Forecasts of our market and market growth may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, there can be no assurance that our business will grow at similar rates, or at all.

- We may be subject to litigation for any of a variety of claims, which could harm our reputation and adversely affect our business, results of operations, and financial condition.

- The dual class structure of our common stock has the effect of concentrating voting control with those stockholders who held our capital stock prior to the completion of our IPO, including our directors, executive officers, and their affiliates, who as of March 3, 2023 held in the aggregate 89% of the voting power of our capital stock, which will limit or preclude your ability to influence corporate matters.

Part I

Item 1. Business

Overview

We are a leading online visibility management software-as-a-service platform. We enable companies globally to identify and reach the right audience for their content, in the right context, and through the right channels. Online visibility represents how effectively companies connect with consumers across a variety of digital channels, including search, social and digital media, digital public relations, and review websites. The evolving online landscape and information overload from online content have made it increasingly difficult for companies to understand and manage their online visibility. Our proprietary software-as-a-service ("SaaS") platform enables us to aggregate and enrich trillions of data points collected from over 770 million unique domains. Our platform enables our customers to understand trends and act upon unique insights to improve their online visibility, drive high-quality traffic to their websites and social media pages, as well as online listings, distribute highly targeted content to their customers, and measure the effectiveness of their digital marketing campaigns. As of December 31, 2022 and 2021, our differentiated platform empowered over 803,000 and 537,000 active free customers, respectively, and over 95,000 and 82,000 paying customers, respectively, in over 157 and 145 countries, respectively.

As interactions between companies and their customers continue to shift online, managing a company's online visibility has become critical. With over 5.4 billion internet users in the second quarter of 2022, according to Internet World Stats, and consumers worldwide spending an average of over six and a half hours per day online, according to GlobalWebIndex, digital channels are essential for customer engagement. While these digital channels have made it easier for companies to have an online presence, with so many different sources of media competing for customers' attention, it has become increasingly difficult for companies to be discovered by, and engage with, their customers. Most companies do not have the technology or resources to effectively ingest, aggregate, process, and analyze the vast amount of fragmented data from these diverse sources at scale to derive actionable insights. Companies often attempt to address individual aspects of online visibility, such as search engine optimization ("SEO"), search engine marketing ("SEM"), content marketing, social media management ("SMM"), digital public relations ("PR"), and competitive intelligence, among others. Fully integrated solutions are more likely to drive long-term traffic improvement than siloed approaches, offering more comprehensive functionality and insights, and combining strategies across owned, earned, and paid media.

Our fully integrated SaaS platform leverages our proprietary technology, differentiated data, and actionable insights to improve online visibility. We utilize machine learning capabilities to synthesize broad and deep data sets to derive actionable insights and analytics. Our ability to aggregate, crawl, and process massive data sets, including search engine, website traffic, backlink, online advertising, panel, and social media data, combined with our ability to obtain data from our customers through application programming interfaces ("APIs"), enables our software to generate a comprehensive view of a company's online visibility profile and identify the specific keywords, advertisements, third-party websites, and content that are driving traffic. Our SaaS platform creates significant network effects as we grow the number of our customers and our customers provide us with more data. By combining our customer data with our own market data, we are able to improve our algorithms and, in turn, increase the accuracy of our metrics and analytics. We also integrate with third-party solutions to create comprehensive end-to-end workflows across the entire marketing funnel. These workflows include analyzing trends, identifying potential opportunities to optimize visibility, creating high-quality content efficiently, helping customers assess different marketing approaches, executing campaigns regularly, and measuring the effectiveness of their marketing campaigns. As a result, we empower companies to improve their online visibility across key channels through a holistic strategy.

In a highly fragmented market with a myriad of network- and channel-specific solutions, our differentiated and integrated platform provides comprehensive insights into a company's online visibility.

Some large technology platforms including Google and Facebook offer their own solutions but are incentivized to prioritize their own paid channels, lack independence, and do not operate across rival networks. Meanwhile, individual solutions targeted at addressing one or a subset of business problems, or point solutions, rely on limited, channel-specific data, providing only partial, incomplete perspectives. Our technology collects, aggregates, and enriches a broad set of fragmented data across networks and channels, which we leverage to derive valuable and actionable insights that we provide our customers. As our data assets grow, our ability to provide insights improves, attracting more customers to our platform and enabling us to invest in new and existing products, thereby further strengthening our competitive position. According to G2.com, Inc. ("G2"), our platform is listed as a leader in the "all segments" category, comprised of reviewers from each of the small-business, mid-market and enterprise segments (as G2 defines such categories), across 19 product categories, including SEO, competitive intelligence, marketing analytics, content analytics, and social media analytics, which reinforces the strategic advantages of providing a comprehensive solution. G2 ranks different products and vendors based on reviews gathered from its user community (subject to certain minimum requirements concerning sample size and reviewer composition), as well as data aggregated from online sources and social networks, to which it applies its proprietary algorithm to calculate satisfaction and market presence scores ranging from 0 to 100 from which the products are ranked.

We offer our solutions on a multi-price point, recurring subscription basis, which provides incremental levels of access to our over 50 products, tools, and add-ons across online visibility management. Some customers start using our products, tools, and add-ons on a free basis before purchasing a subscription to receive premium functionality and additional user licenses. Our compelling value proposition, effective go-to-market strategy, and recurring revenue model drives efficient unit economics. These attributes have enabled us to cost-effectively acquire over 95,000 paying customers as of December 31, 2022 and over 82,000 paying customers as of December 31, 2021, spanning a broad range of industries and geographies.

We utilize a highly efficient, low-touch sales approach focused on driving customers to our platform through a self-service model, allowing our sales team to focus on retention and account expansion. Our multi-price point structure also drives meaningful upsell opportunities through higher usage limits, greater product functionality, additional user licenses, and product add-ons, as reflected by our dollar-based net revenue retention rate of 118% and 126% as of December 31, 2022 and 2021, respectively, and our compounded average annual revenue growth rate of 46% between the years ended December 31, 2017 and December 31, 2022. We have introduced several new add-on offerings, which have enabled us to grow our ARR per paying customer from $2,631 as of December 31, 2021 to $2,868 as of December 31, 2022. We define ARR as of a given date as the monthly recurring revenue that we expect to contractually receive from all paid subscription agreements that are actively generating revenue as of that date multiplied by 12. We include both monthly recurring paid subscriptions, which renew automatically unless cancelled, as well as annual recurring paid subscriptions so long as we do not have any indication that a customer has canceled or intends to cancel its subscription and we continue to generate revenue from them.

Our success is driven by our experienced leadership team and culture of continuous innovation. We have been led by our co-founder and CEO, Oleg Shchegolev, since our inception 14 years ago. Our culture is driven by a collaborative and innovative leadership style, which has allowed us to expand from a single product in 2008 to our comprehensive online visibility management SaaS platform comprised of over 50 products, tools, and add-ons today.

Our capital efficient model has enabled us to grow to $275.1 million in ARR as of December 31, 2022 from $215.7 million in ARR as of December 31, 2021. For the years ended December 31, 2022, 2021, and 2020, our revenue was $254.3 million, $188.0 million, and $124.9 million, respectively, representing growth of 35% and 51%, respectively. For the years ended December 31, 2022, 2021, and 2020, our net loss was $33.8 million, $3.3 million, and $7.0 million, respectively.

The Benefits of Our Solution

The key benefits of our solution include:

• ***Robust, proprietary technology platform.*** We developed our technology platform over the last 14 years, leveraging machine learning to aggregate, cleanse, and analyze an immense amount of proprietary and third-party unstructured data. Our data assets include over 770 million domains, 23 billion keywords, click stream panel data from billions of events per week, over 43 trillion backlinks, over 25 billion URLs crawled per day on average, and a range of data aggregated from social media networks, all of which scale continuously as customers use our platform.

• ***All-in-one SaaS solution to provide comprehensive online visibility.*** Our software products cover key aspects of online visibility, including SEO, SEM, content, advertising, competitive research, SMM, and digital PR. Our comprehensive solution is built with differentiated insights into traffic sources for specific sites, analysis of drivers of traffic to a company's and its competitors' websites, the keywords that are driving this traffic, and the effectiveness of a company's content marketing strategy.

• ***End-to-end workflows with third-party integrations.*** Our platform maintains a range of seamless third-party integrations for data, workflow, and reporting capabilities, enabling our customers to manage every critical step in optimizing their online visibility. Notable integrations include Google Analytics, YouTube, Facebook, Twitter, Yext, and Microsoft Outlook.

• ***Intuitive, easy-to-use platform.*** Our SaaS platform prioritizes the customer experience and promotes collaboration across functional teams. We have developed easy-to-use dashboards, report builders, project sharing, and task management capabilities that streamline the analytics process for our customers through an intuitive and modern customer experience, while enabling intra-company teams to work together seamlessly to manage a company's online visibility.

• ***Strong value proposition.*** Our comprehensive product suite delivers differentiated insights through a singular platform that enables companies to efficiently manage online visibility, reduce traffic acquisition costs, promote consumer engagement, minimize the cost associated with managing multiple third-party vendors, and acquire new customers.

Our Growth Strategies

The key elements of our growth strategy include:

• ***Acquire new customers.*** We expect to continue to target new customers who have not yet adopted online visibility management solutions and those who are currently using our free offering. Our sales model for new customers is highly efficient due to our low-friction, self-service onboarding capabilities that allow us to acquire new customers with relatively low sales investment. Additionally, we monitor the conversion of free customers to paying customers.

• ***Expand the use of our platform by our existing paying customer base.*** Our substantial base of over 95,000 paying customers as of December 31, 2022 presents a significant opportunity to increase monetization. We expect to continue to grow our revenue from our existing customers as they seek to add premium features and additional user licenses, as reflected by our dollar-based net revenue retention rate of 118% as of December 31, 2022.

• ***Continue to innovate and develop new products and features.*** We continue to invest in research and development to enhance our platform and release new products and features while bolstering one of the largest independent data sets for online visibility. We maintain close relationships with our customer base who provide us with frequent and real-time feedback, which we leverage to rapidly update and optimize our platform. The release of new products, tools, add-ons, and features has enabled us to drive higher monetization over time as we have increased our ARR per paying customer to $2,868 as of December 31, 2022 from $2,631 as of December 31, 2021.

- ● ***Pursue opportunistic Mergers & Acquisitions.*** Our management team expects to continue to allocate resources to identify, evaluate, and execute strategic acquisitions. For example, we acquired Prowly.com Sp. z o. o. ("Prowly") in August 2020, Backlinko LLC ("Backlinko") in January 2022, and Intellikom Inc dba Kompyte ("Kompyte") in March 2022, to expand our technological capabilities and solutions offerings. Prowly significantly accelerated our product expansion in the digital PR software space and added four new product categories, as defined by G2, to our product portfolio. See Note 6 to the audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K for further detail on the Company's mergers and acquisitions ("M&A") activity during 2022.

Our Platform

Our SaaS platform has been purpose-built to help companies manage their online visibility and ensure they identify and reach the right audience in the right context and through the right channels. We utilize proprietary technology and machine learning capabilities to aggregate, cleanse, and analyze broad and deep datasets to derive differentiated insights and analytics for our customers to manage their online visibility. Our unique set of data assets have been developed over the last 14 years as our network of customers has grown and includes over 770 million domains, 23 billion keywords, click stream panel data from billions of events per week, over 43 trillion backlinks, over 25 billion URLs crawled per day on average, and a range of data aggregated from social media networks.

We obtain data through a mix of proprietary and third-party data sources. Our data sources include:
- ● Data we collect from websites algorithmically through our proprietary data collection techniques, including web crawling of third-party websites;

- ● Data purchased from independent third-party data providers, which includes clickstream data, search engine data, online advertising data, and data from social media sources; and

- ● Reference data that our customers grant us access to, which includes our customers' website and social media data. We obtain social media data through APIs that connect to social media platform operators, including Facebook, Twitter, Instagram, Pinterest, and LinkedIn.

We integrate with a wide range of third-party solutions to seamlessly create comprehensive end-to-end workflows across the key components of a company's online strategy. These workflows include analyzing trends, identifying potential opportunities, creating high-quality content efficiently, helping customers assess different marketing approaches, executing campaigns regularly, and measuring the effectiveness of their digital marketing campaigns. Our intuitive, easy-to-use platform prioritizes customer experience and collaboration to empower companies to develop a holistic strategy for their online visibility across key channels.

We have developed our technology platform over the last 14 years. Since our founding in 2008, our platform has evolved through technology innovation as we have added new products, tools, and features. We currently offer over 50 digital online visibility products, tools, and add-ons across SEO, SEM, content marketing, market research, advertising research, local marketing, reporting, social media management, and digital PR.

Our Business Model

We offer our paid products and tools to customers via monthly or annual subscription plans, as well as one-time and ongoing add-ons. Our subscription-based model enables customers to select a plan based on their needs and license our platform on a per month basis. We currently have three paid subscription tiers for our core product, Pro, Guru, and Business, as well as several add-ons for an incremental cost. We offer time-limited free trials, which allow prospective customers to test the functionality of our Pro or Guru plans. At the end of the trial period, prospective customers either become paying customers or are switched to free customers.

Free. Our free offering grants access to our platform and limits the number of results, keywords to track, and projects. Free accounts help generate demand for our paid offerings as active free customers experience the capabilities and functionality of our platform and are prompted to upgrade to a paid membership when they reach free customer usage limits.

Pro. Pro provides access to our platform and ongoing software updates. With Pro, customers have the ability to run their SEO, PPC, and SMM projects with over 50 advanced tools and features.

Guru. Guru provides the same features as Pro, with the addition of Content Marketing Platform, historical data, extended limits, and Google Data Studio Integration.

Business. Business provides all of the same features as Guru, plus API access, extended limits and share of voice metric.

	Free	Pro $119.95/mo	Guru $229.95/mo	Business $449.95/mo
Projects	1	5	15	40
Keywords to track (with daily updates)	10	500	1500	5000
Features Content Marketing Platform	Limited	Limited	+	+
API Access	-	-	-	+
Historical data	Limited	Limited	+	+
Add-ons Traffic Analytics	Limited	+$200/mo		
Listing Management (per location)	Limited	+$20/mo		
Market Place (per article)	starting from $40			
Price per additional user	-	+$45/mo	+$80/mo	+$100/mo

(1) The chart reflects current pricing as of December 31, 2022, for monthly plans. Annual subscriptions may be entitled to discounted rates.

We have a demonstrated track record of upgrading customers to higher price point plans. Customers upgrade to higher price point plans to increase usage limits and add features, including content marketing tools and historical data tracking. Within our subscription tiers, customers have the ability to purchase increased usage limits by adding the ability to create additional projects, keywords to track, and user licenses without moving to a higher price point plan. Our dynamic pricing model enables our customers to tailor a plan that is suitable for their strategic needs and affords us the ability to expand within our customer base as customers seek additional functionality from our platform. Paying customers who discontinue their subscriptions have the option to return as paying customers at a future time, continue to use our products and tools that are available to free customers, or discontinue using our products and tools entirely.

Additionally, we offer add-ons that are not included in our subscription plans and are sold on a one-time or monthly basis depending on the add-on. Our add-ons include: local listing management tools, .Trends, our competitive intelligence tool, and Semrush Marketplace, which can enhance customers' existing subscriptions. We also maintain an App Center where third-party developers can create tools for paid Semrush users. Our App Center contained 37 apps as of December 31, 2022.

Sales & Marketing

Our customer acquisition model is focused on promoting our brand, increasing market awareness of our platform and products, and driving customer demand, and a strong sales pipeline. We utilize our products to manage our online visibility and reach our prospective customers. Additionally, we use several other online marketing initiatives, including online advertising, webinars, blogs, podcasts, ebooks, customer success studies, and the Semrush Academy to build our brand and engage with our customer community. The Semrush Academy is a free online learning program that has enrolled over 700,000 students and issued over 260,000 certifications with 52 courses across 5 languages as of December 31, 2022. The Semrush Academy increases our brand awareness within the marketing community and helps us crowdsource best practices and innovations that we use to improve our existing offerings, advance new products, grow our brand, and engage with the marketing community.

After attracting a prospective customer to our site, we utilize a highly efficient, low-touch sales approach focused on driving customers to our platform through a self-service model. Customers often begin using our products either on a free basis or immediately become paying customers. Our sales team is largely focused on driving increased subscriptions of existing paying customers by encouraging our customers to fully recognize the potential benefit from the comprehensive platform we offer. We strive to increase monetization from paying customers as they seek to add additional features within our higher priced subscription plans, purchase additional user licenses, purchase add-ons, and renew existing subscriptions.

Our sales organization is comprised of account managers, sales executives, and our customer success team.

•   Account managers focus on engaging new paid customers to help them better understand our software and lead them towards products, tools, and add-ons that align with their unique use cases.

•   Sales executives are responsible for managing customer engagement and increasing monetization of existing paying customers.

•   Our customer success team is responsible for product training, assisting with usage of our solutions, and ongoing client support.

We maintain partnerships with agencies and affiliates to further increase brand awareness and generate customer demand. Our agency partners have the ability to use tools to onboard clients onto our platform and are paid a commission. Our Semrush Affiliate program further increases our brand awareness and helps generate customer demand by offering a commission on each new registration, trial, and subscription activated through an affiliate's promotion. The BeRush program, which ran throughout 2022 and was closed January 31, 2023, paid affiliates on new registrations, trials, subscriptions activated, and renewals for subscriptions originally brought to Semrush. These relationships collectively accounted for less than 10% of our total revenue for the year ended December 31, 2022.

As of December 31, 2022, we had 467 full-time employees and 67 contractors in our sales and marketing organization.

Product and Development

Our product and development team has delivered high-quality products and new capabilities to increase the functionality of our platform and maximize the value we deliver to our customers. Our product development organization plays a critical role in maintaining the effectiveness and differentiation of our technology in an evolving landscape and maximizing retention of our existing customers. Our online visibility management platform depends on innovating new tools and features to continually improve our offerings. We work closely with our customers and partners to understand their needs and incorporate their feedback as we innovate our platform.

We invest substantial resources in research and development to continue to drive our technology innovation. Our research and development efforts are focused on designing, testing, and refining our products, as well as operating and scaling our technology infrastructure. We will continue our investment to improve and increase our data assets, the accuracy of results, and the integration of new data assets. We plan to focus research and development investments to increase the functionality of our online visibility platform in order to adapt to the latest changes in the digital marketing landscape and ensure our platform maintains leading technology innovations. Research and development expenses accounted for $41.2 million for the year ended December 31, 2022.

As of December 31, 2022, we had 444 employees and 79 contractors in our product and development organization. We have primary development hubs in Prague, Czech Republic, Limassol, Cyprus, Warsaw, Poland, Barcelona, Spain, Amsterdam, the Netherlands, and Berlin, Germany. We operate two data centers in Ashburn, Virginia and one in Atlanta, Georgia. We also operate two locations in Google Cloud, one in Virginia and one in South Carolina.

Our Customers

We serve a range of customers from small and midsize businesses ("SMBs") to enterprises and marketing agencies, across a wide variety of verticals, including consumer internet, digital media, education, financial services, healthcare, retail, software, and telecommunications, among others. As of December 31, 2022, we had over 95,000 paying customers and over 803,000 active free customers on our platform across over 157 countries. No single customer accounted for more than 1% of our revenue in the year ended December 31, 2022.

Intellectual Property

We protect our intellectual property through a combination of trademarks, domain names, copyrights, and trade secrets, as well as contractual provisions and restrictions on access to our proprietary technology.

"SEMRush" is our registered trademark in the United States, Australia, Bahrain, Belarus, Bosnia and Herzegovina, Brazil, Canada, China, the European Union ("EU"), Iceland, India, Iran, Israel, Japan, Kazakhstan, Liechtenstein, Monaco, Montenegro, New Zealand, Norway, Philippines, Russia, Serbia, Singapore, South Korea, Swaziland, Switzerland, Turkey, Ukraine, and Vietnam. We have eleven additional registered trademarks in the United States, including for the "Prowly" and "Sellzone" marks, Semrush and Prowly logos, and three registrations of other trademarks in the EU and other countries, including for the "Prowly and "Sellzone marks and the Semrush and Prowly logos, with additional trademark registration applications pending in other countries. We hold registered trademarks in the EU and UK for "Kompyte". Other trademarks and trade names referred to in this Annual Report on Form 10-K are the property of their respective owners.

We are the registered holder of a variety of domestic and international domain names that include "www.semrush.com", "www.prowly.com", "www.backlinko.com", "www.kompyte.com", and similar variations of them.

In addition to the protection provided by our intellectual property rights, we enter into confidentiality and proprietary rights or similar agreements with our employees, consultants, and contractors. Our employees, consultants, and contractors are also subject to invention assignment agreements. We further control the use of our proprietary technology and intellectual property through provisions in both general and product-specific terms of use.

Human Capital

As of December 31, 2022, we had 1,316 full-time employees, consisting of 242 in the United States, 299 in Spain, 151 in Cyprus, 139 in the Czech Republic, 120 in Netherlands, and 365 employees located in other countries and employees working remotely. In addition, as of December 31, 2022, we had a total of 214 contractors located in various countries. None of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good and we have not experienced any work stoppages.

Channels for Disclosure of Information

Our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports, filed or furnished pursuant to Sections 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are available, free of charge, on our website as soon as reasonably practicable after such reports are electronically filed with, or furnished to, the Securities and Exchange Commission, (the "SEC"). These reports may be accessed through our website's investor relations page at investors.semrush.com. Further, the SEC's website, www.sec.gov, contains reports and other information regarding our filings.

Investors, the media, and others should note that, we announce material information to the public through filings with the SEC, the investor relations page on our website, press releases and public conference calls and webcasts. We also use the following social media channels as a means of disclosing information about the company, our platform, our planned financial and other announcements, and other matters and for complying with our disclosure obligations under Regulation FD:

– Semrush Twitter Account (https://twitter.com/semrush)

– Semrush Facebook Page (https://www.facebook.com/Semrush/)

– Semrush LinkedIn Page (https://www.linkedin.com/company/semrush)

The information disclosed by the foregoing channels could be deemed to be material information. As such, we encourage investors, the media, and others to follow the channels listed above and to review the information disclosed through such channels. Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website. The information on our website and that we disclose through social media channels is not incorporated by reference in this Annual Report on Form 10-K or in any other filings we make with the SEC.

Corporate Information

From an operational perspective, our subsidiaries perform the following activities:

• Semrush Inc., a Delaware corporation incorporated in 2012, is our primary operating entity and serves as our corporate financial and administrative headquarters and also engages in sales and support of our products, tools, and add-ons;

• Semrush Securities Corp., a Massachusetts corporation incorporated in 2022, is a wholly-owned subsidiary of Semrush Inc., and is an entity formed for the purpose of buying, selling and dealing in securities;

- Semrush RU Limited was a Russian limited company formed in 2013. Semrush RU Limited engaged primarily in software development, maintenance, and engineering activities until the sale of this subsidiary was completed on August 3, 2022. As of August 10, 2022, we no longer have any operating subsidiaries in Russia;

- Semrush SM Limited, was a Russian limited company formed in 2017. Semrush SM Limited engaged primarily in sales and marketing related activities within Russia, Europe, and the Asia Pacific region for our products, tools, and add-ons until the sale of this subsidiary was completed on August 3, 2022. As of August 10, 2022, we no longer have any operating subsidiaries in Russia;

- Prowly Sp. z o.o., a Polish limited liability company formed in 2013, which was acquired by us in August 2020, engages in the development of the Prowly.com software product ("Prowly Software") and in the worldwide sales and marketing of the Prowly Software;

- Semrush CY Ltd., a Cyprus limited company formed in 2013, engages in the development of infrastructure, support and marketing for our products, tools, and add-ons;

- Semrush CZ s.r.o., a Czech Republic limited liability company formed in 2015, engages in the development of infrastructure, support and marketing for our products, tools, and add-ons;

- Semrush B.V., a Netherlands development company formed in 2022, engages in the development of infrastructure, support and marketing for our products, tools, and add-ons;

- Semrush Development S.L., a Spanish development company formed in 2021, engages in the development of infrastructure, support and marketing for our products, tools, and add-ons;

- Semrush GmbH, a German development company formed in 2022, engages in the development of infrastructure, support and marketing for our products, tools, and add-ons;

- Semrush AM Limited, an Armenian development company formed in 2022, engages in the development of infrastructure, support and marketing for our products, tools, and add-ons;

- Semrush RS d.o.o. Beograd, a Serbian development company formed in 2022, engages in the development of infrastructure, support and marketing for our products, tools, and add-ons; and

- Semrush Canada Inc., a Canadian development company formed in 2022, engages in the development of infrastructure, support and marketing for our products, tools, and add-ons.

Item 1A. Risk Factors

A description of the risks and uncertainties associated with our business is set forth below. Investing in our securities involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this Annual Report on Form 10-K, before making a decision to invest in our securities. If any of the risks actually occur, our business, results of operations, financial condition, and prospects could be harmed. In that event, the trading price of our securities could decline, and you could lose part or all of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.

Most Material Risks to Us

We derive, and expect to continue to derive, substantially all of our revenue and cash flows from our paying customers with premium subscriptions, and our business and operating results will be harmed if our paying customers do not renew their premium subscriptions.

We derive, and expect to continue to derive, substantially all of our revenue and cash flows from our paying customers with premium subscriptions. Our business and financial results depend on our paying customers renewing their subscriptions for our products when existing contract terms expire. Although our customer agreements generally provide for auto-renewal of subscriptions, our paying customers have no obligation to renew their premium subscriptions if they provide proper notice of their desire not to renew, and we cannot guarantee that they will renew their premium subscriptions for the same or longer terms, the same or a greater number of user licenses or products and add-ons, or at all. We offer premium subscriptions on a monthly or annual basis with our annual subscriptions receiving a discount for the longer-term commitment. Our paying customers predominantly choose monthly subscription terms, which allow them to terminate or adjust their premium subscriptions with us on a monthly basis as external factors change and could cause our results of operations to fluctuate significantly from quarter to quarter. Our renewal rates, including our dollar-based net revenue retention rate, may decline or fluctuate as a result of a number of factors, including customer satisfaction with our platform and products, reliability of our products, our customer success and support experience, the price and functionality of our platform, products, and add-ons relative to those of our competitors, mergers and acquisitions affecting our customer base, the effects of global economic conditions and other external factors, or reductions in our customers' spending levels. Our business and operating results will be adversely affected if our paying customers do not renew their premium subscriptions.

Our business and operating results will be harmed if our paying customers do not upgrade their premium subscriptions or if they fail to purchase additional products.

Our future financial performance also depends in part on our ability to continue to upgrade paying customers to higher-price point subscriptions and sell additional user licenses, and products and add-ons such as Prowly, Sellzone, and Market Explorer, our competitive intelligence tool. Conversely, our paying customers may convert to lower-cost or free subscriptions if they do not perceive value in continuing to pay for our higher-price point subscriptions, thereby impacting our ability to increase revenue. For example, a paying customer subscribing to our core product through a "Business" subscription may downgrade to the "Guru" subscription if they do not deem the additional features and functionality worth the incremental costs. To expand our relationships with our customers, we must demonstrate to existing paying and free customers that the additional functionality associated with an upgraded subscription outweighs the incremental costs. Our customers' decisions as to whether to upgrade their subscriptions or not is driven by a number of factors, including customer satisfaction with the security, performance, and reliability of our platform and products, the perceived quality of our customer service, general economic conditions, the price and functionality of our platform and products relative to those of our competitors, and customer reaction to the price for additional products. If our efforts to expand our relationships with our existing paying and free customers are not successful, our revenue growth rate may decline and our business and operating results will be adversely affected.

If we fail to attract new potential customers, register them for trials, and convert them into paying customers, our operating results would be harmed.

The number of new customers we attract, whether as free or paying customers, is a key factor in growing our customer and premium subscription base which drive our revenues and collections. We utilize various unpaid content marketing strategies, including blogs, webinars, thought leadership, and social media engagement, as well as paid advertising, to attract visitors to our websites. We cannot guarantee that these unpaid or paid marketing efforts will continue to attract the same volume and quality of traffic to our websites or will continue to result in the same level of registrations for premium subscriptions as they have in the past. In the future, we may be required to increase our marketing spend to maintain the same volume and quality of traffic. Moreover, we cannot be certain that increased sales and marketing spend will generate more paying customers without increasing our customer acquisition costs on a per paying customer basis. We offer potential customers several tiered subscription options for our online visibility management platform, including free subscriptions of a limited-functionality product and premium subscriptions of our "Pro", "Guru," or "Business" offerings for our core product, depending on the level of functionality they seek. We have materially grown our number of paying customers through the provision of free subscriptions and through trials of a premium version of our online visibility and marketing insight products. Trial subscriptions automatically become premium subscriptions if the customer does not opt out of the trial subscription after the trial period is over, and such trial subscriptions can be upgraded to obtain additional features, functionality, and varying levels of access and report generating capabilities. In the future, we may be required to provide additional functionality to our free subscriptions to attract visitors to our websites and incent visitors to sign up for free subscriptions. In addition, we encourage our free customers to upgrade to premium subscriptions through in-product prompts and notifications, by recommending additional features and functionality, and by providing customer support to explain such additional features and functionality. Our failure to attract new free customers and convert them into paying customers could have a material adverse effect on our operating results as our business may be adversely affected by the costs of, and sales lost from, making certain of our products available on a free basis.

Our strategy is to sell premium subscriptions of our platform to paying customers of all sizes, from sole proprietors, to SMBs, to large enterprise customers. Selling monthly premium subscriptions to SMBs generally involves lower or plateauing premium subscription upgrade potential, lower retention rates (especially in times of economic uncertainty where marketing and sales budgets are subject to increased scrutiny and reduction), and more limited interaction with our sales and other personnel than sales to large enterprises. Conversely, sales to large enterprises generally entail longer sales cycles, more significant and costly selling and support efforts, and greater uncertainty of completing the sale than sales to SMBs. If and as our paying customer base expands to include more large enterprise customers, our sales expenses may increase, sales cycles may lengthen and become less predictable and we may see a greater number of paying customers with longer terms and extended payment terms which, in turn, may increase our paying customer acquisition costs, increase our credit risk, and may in other ways adversely affect our financial results.

The market in which we operate is intensely competitive, and if we do not compete effectively, our ability to attract and retain free and paying customers could be harmed, which would negatively impact our business and operating results.

The market for our products is fragmented, rapidly evolving, and highly competitive, with relatively low barriers to entry. Our all-in-one SaaS platform competes with software products and solutions that are focused on a particular customer need, or point solutions. For example, we compete with point solutions for search advertising and search engine optimization ("SEO"), marketing analytics and social media management ("SMM"), market intelligence, and digital public relations software. Our ability to attract and retain free and paying customers depends in part on the actual and perceived quality and design of our platform, products, and add-ons compared to competitive point solutions and continued market acceptance of our platform, products, and add-ons for existing and new use-cases. To remain competitive and to acquire new customers, we must deliver features and functionality that enhance the utility and perceived value of our platform, products, and add-ons to our prospective and existing customers. Our platform, products, and add-ons must (i) operate without the presence of material software defects, whether actual or perceived, (ii) maintain deep and rich data sources, (iii) adapt to the changing needs of our current and prospective customers including by developing new technology, (iv) adapt to changing functionality and provide interoperability with third-party APIs, (v) maintain and develop integrations with complementary third-party services that provide value to our customers, (vi) be easy to use and visually pleasing, (vii) deliver rapid return on investment to our customers across multiple functions within their organizations, and (viii) be delivered with a superior customer support experience. We may not be successful in delivering on some or all of the foregoing or in doing so while maintaining competitive pricing, which could result in customer dissatisfaction leading to termination or downgrades of premium subscriptions, fewer new free customers, fewer subscription upgrades or lower dollar-based net revenue retention rates, prospective customers' selection of our competitors' products over our own, and other adverse effects on our business.

Many of our current and future competitors benefit from competitive advantages over us, such as greater name recognition, longer operating histories, more targeted products for specific use cases, larger sales and more established relationships or integrations with third-party data providers, search engines, online retail platforms, and social media networking sites, and more established relationships with customers in the market. Additionally, many of our competitors may expend a considerably greater amount of funds on their research and development efforts, and those that do not may be acquired by larger companies that would allocate greater resources to our competitors' research and development programs. Specifically, our competitors focusing on point solutions may have the ability to expend greater funds in a more targeted manner to develop superior solutions that address a specific need, as compared to our research and development expenditures which are allocated across our platform. In addition, some of our competitors may enter into strategic relationships or consummate strategic acquisitions to offer a broader range of functionality than we do, a more competitive multi-point solution, or to address needs that our platform does not. These types of business combinations may make it more difficult for us to acquire new customers or maintain or upgrade our customers, any of which could ultimately impact our ability to compete effectively. We expect these competitive pressures to continue as competitors attempt to strengthen or preserve their market positions and as new competitors enter the market.

Demand for our platform is also price sensitive. Many factors, including our marketing, sales and technology costs, and the pricing and marketing strategies of our competitors, can significantly affect our pricing strategies. Certain competitors offer, or may in the future offer, lower-priced or free products that compete with our platform, products, and/or add-ons, or may bundle their solutions with other companies' offerings to provide a broader range of functionality at reduced volume pricing. Similarly, certain competitors may use marketing strategies that enable them to acquire customers at a lower cost than we do. Even if such competitive products do not include all the features and functionality that our platform provides, we could face pricing pressure to the extent that customers find such alternative products to be sufficient to meet their needs or do not perceive a material return on investment from the additional features and functionality they would obtain by purchasing our platform relative to the competitive point solutions. Additionally, our competitors may further drive down the price through strategic business combinations. We may be forced to engage in price-cutting initiatives, offer other discounts, or increase our sales and marketing and other expenses to attract and retain free and paying customers in response to competitive pressures, any of which would harm our business and operating results.

We have incurred losses in the past and may not consistently achieve profitability in the future.

We have a history of incurring net losses and, although we have achieved profitability in certain periods, we expect to continue to incur net losses in the future. We incurred net losses of $7.0 million,

$3.3 million, and $33.8 million for the years ended December 31, 2020, 2021, and 2022, respectively. We had an accumulated deficit of $72.9 million as of December 31, 2022. We do not know if we will be able to achieve or sustain profitability in the future. We plan to continue to invest in our research and development, and sales and marketing efforts, and we anticipate that our operating expenses will continue to increase as we scale our business and expand our operations. We also expect our general and administrative expenses to increase as a result of our growth and operating as a public company. We expect to incur additional costs in connection with the relocation of employees outside of Russia as a result of ongoing military action in Ukraine. For more information on the risks of regional instability to our operations, see the risk factor titled "Instability in geographies where we have significant operations and personnel could have a material adverse effect on our business, customers, and financial results" in this Item 1A. Risk Factors. Our ability to achieve and sustain profitability is based on numerous factors, many of which are beyond our control.

Our products depend on publicly available and paid third-party data sources, and, if we lose access to data provided by such data sources or the terms and conditions on which we obtain such access become less favorable, our business could suffer.

We have developed our platform, products, and add-ons to rely in part on access to data from third-party sources. The primary sources of third-party data include data collected from third-party websites algorithmically through our proprietary data collection techniques, including web crawling of third-party websites, data purchased from independent third-party data providers, which includes clickstream data, search engine data, online advertising data, and data from social media sources, and reference data that our customers grant us access to, which includes our customers' website and social media data. We obtain social media data through APIs that connect to social media platform operators, including Facebook, Twitter, Instagram, Pinterest, and LinkedIn. We also collect data from our customers in connection with their use of our platform.

To date, our relationships with most data providers (including social media platforms) are governed by such data providers' respective standard terms and conditions, which govern the availability and access to, and permitted uses of such data (including via APIs), and which are subject to change by such providers from time to time, with little or no notice and with little or no right of redress. Similarly, our access to publicly available data may depend on restrictions that website owners may impose through technical measures or otherwise, including restrictions on automated data collection. We cannot accurately predict the impact of changes in the terms of data providers that may impede our access to the data. If these data providers or websites choose not to make their data available on the same terms, or at all, we would have to seek alternative sources, which could prove expensive and time-consuming, and may be less efficient or effective. Such changes could impact our ability to provide our services in a timely manner, if at all, and could negatively impact the perceived value of our platform and our business. There can be no assurance that following any such modification of terms or termination we would be able to maintain the current level of functionality of our platform in such circumstances, which could adversely affect our results of operations.

We also rely on negotiated agreements with other data providers from whom we purchase independently sourced data, including clickstream data, search engine data, online advertising data, data from social media, and other sources. These negotiated agreements provide access to additional data that allow us to provide a more comprehensive solution for our customers. These agreements are subject to termination in certain circumstances, and there can be no assurance that we will be able to renew those agreements or that the terms of any such renewal, including pricing and levels of service, will be favorable. In addition, there can be no assurance that we will not be required to enter into new negotiated agreements with data providers in the future to maintain or enhance the level of functionality of our platform, or that the terms and conditions of such agreements, including pricing and levels of service, will not be less favorable, which could adversely affect our results of operations. Further, third-party data providers have previously, and may again, cease operations or a specific business line or cease providing products or data to their customers, including us. If we are not able to obtain third-party data on commercially reasonable terms, if these data providers stop making their data available to us, or if our competitors are able to purchase such data on better terms, the functionality of our platform and our ability to compete could be harmed.

To the extent that we license or obtain data from third parties, we may be subject to contractual obligations to satisfy certain requirements under applicable laws including, but not limited to, providing public notice of our data processing activities and obtaining appropriate consents where required. If one or more of those third-party data providers considers that we have failed to satisfy these requirements, such third-party data provider may bring claims against us seeking damages, and/or seeking to prevent access to our additional data or our future use of any data already provided. Such claims could potentially adversely affect our ability to provide our services and the current level of functionality of our platform in such circumstances, which could adversely affect our results of operations.

Our business may be harmed if any of our data sources:

- changes, limits, or discontinues our access to their data;

- modifies its terms of service or other policies, including imposing prohibitive fees or restrictions on our use of their data or our ability to access it;

- changes or limits how customer information is accessed by us or our customers and their users;

- changes or limits how we can use such data;

- establishes more favorable relationships with one or more of our competitors; or

- experiences disruptions of its technology, services, or business generally.

Instability in geographies where we have significant operations and personnel could have a material adverse effect on our business, customers, and financial results.

Economic, civil, military, and political uncertainty exists and may increase in many of the regions where we operate and derive our revenue. Several countries in which we operate are experiencing and may continue to experience military action and civil and political unrest as a result of such action. We have significant development operations in the emerging market economies of Eastern Europe and more than half of our full-time employees were historically located in Russia. As of August 10, 2022, we no longer have operating subsidiaries in Russia.

In late February 2022, Russian military forces launched significant military action against Ukraine, and sustained conflict and disruption in the region has ensued and appears likely to continue. The impact to Ukraine and Russia, as well as actions taken by other countries, including new and stricter sanctions by Canada, the United Kingdom, the European Union, the U.S. and other countries and organizations against officials, individuals, regions, and industries in Russia, Ukraine and Belarus, and each country's potential response to such sanctions, tensions, and military actions could have a material adverse effect on our operations. We incurred significant expenses in connection with the relocation of our employees from Russia to other geographies in response to the ongoing conflict. We incurred total costs of $11.3 million during fiscal year 2022 in connection with such relocations. See Note 7 "Exit Costs" to the audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K for additional information on such expenses. It is possible that we may need to take additional operational measures in response to the ongoing conflict and that the expenses related to those measures could have a significant effect on our operations and financial condition, as well as our profitability in the foreseeable future.

We are actively monitoring and enhancing the security of our people and the stability of our infrastructure and our equipment. We execute our business continuity plans and adapt to developments as they occur to protect the safety of our personnel and address potential impacts to our employees, including potentially relocating employees in response to the ongoing conflict. Our crisis management procedures, business continuity plans, and disaster recovery capabilities may not be effective at preventing or mitigating the effects of prolonged or multiple crises, such as civil unrest, military conflict, and a pandemic in a concentrated geographic area. The current events in the regions where we operate and where we employ a significant portion of our workforce may continue to pose security risks to our people, facilities, data operations, and infrastructure, and the disruption of any or all of them could materially adversely affect our operations, financial results, and cause volatility in the price of our stock. We have no way to predict the future progress or outcome of the sustained military action in Ukraine or the other countries in which we operate or in Russia as the conflict and government reactions are rapidly unfolding in real-time and are beyond our control. Whether in these countries or in others in which we operate, prolonged civil unrest, political instability or uncertainty, military activities, or broad-based sanctions, should they continue for the long term or escalate further, could require us to further rebalance our geographic concentrations, alter our hiring and other business plans, strategy and expenditures, and could have a material adverse effect on our personnel, operations, and business outlook.

Risks Related to Our Business

Our ability to introduce new products, tools, and add-ons is dependent on adequate research and development resources. If we do not adequately fund our research and development efforts or use product and development teams effectively, our business and operating results may be harmed.

To remain competitive, we must continue to develop new product offerings, as well as features and enhancements to our existing platform and products. Maintaining adequate research and development personnel and resources to meet the demands of the market is essential. If we experience high turnover of our product and development personnel, a lack of management ability to guide our research and development, or a lack of other research and development resources, we may miss or fail to execute on new product development and strategic opportunities and consequently lose potential and actual market share. The success of our business is dependent on our product and development teams developing and executing on a product roadmap that allows us to retain and increase the spending of our existing customers, attract new customers and upgrade our free customers to premium subscriptions. Our failure to maintain adequate research and development resources, to use our research and development resources efficiently, or to address the demands of our prospective and actual customers could materially adversely affect our business.

If we are unable to maintain and enhance our brand, or if events occur that damage our reputation and brand, our ability to maintain and expand our customer base may be impaired, and our business and financial results may be harmed.

Maintaining, promoting, and enhancing our brand is critical to maintaining and expanding our customer base. We seek to build our brand through a mix of free and paid initiatives. We market our platform and products through free information resources on our website, including our blog and online digital marketing courses (including through our Semrush Academy), pay-per-click advertisements on search engines and social networking sites, participation in social networking sites, and free and paid banner advertisements on other websites. The strength of our brand further drives free traffic sources, including customer referrals, word-of-mouth, and direct searches for our "Semrush" name, or web presence solutions, in search engines. In addition, we maintain relationships with agencies and affiliates to further increase brand awareness and generate customer demand. To the extent that new customers are increasingly derived from paid as opposed to free marketing initiatives, our customer acquisition cost will increase.

Beyond direct sales and marketing efforts, maintaining and enhancing our brand will depend largely on our ability to continue to provide a well-designed, useful, reliable, and innovative platform, efficient sales process, and high-quality customer service, which we may not do successfully.

We depend on our executive officers and other key employees, and the loss of one or more of these employees could harm our business.

Our success depends largely upon the continued services of our executive officers and other key employees. We rely on our leadership team in the areas of research and development, operations, security, marketing, sales, customer service, and general and administrative functions, and on individual contributors and team leaders in our research and development and operations. From time to time, there may be changes in our executive management team resulting from the hiring or departure of executives, which could disrupt our business. The loss of one or more of our executive officers or key employees could harm our business. Changes in our executive management team may also cause disruptions in, and harm to, our business.

Changes by search engines, social networking sites, and other third-party services to their underlying technology configurations or policies regarding the use of their platforms and/or technologies for commercial purposes, including anti-spam policies, may limit the efficacy of certain of our products, tools, and add-ons and as a result, our business may suffer.

Our online visibility platform is designed to help our customers connect with consumers across a variety of digital channels, search engines, social networking sites, and other third-party services. These services may adapt and change their strategies and policies over time. Search engines typically provide two types of search results, organic (i.e., non-paid) and purchased listings. Organic search results are determined and organized solely by automated criteria set by the search engine, and a ranking level cannot be purchased. Search engines revise their algorithms from time to time in an attempt to optimize their search result listings. Changes to search engine algorithms may diminish the efficacy of certain of our products, tools, and add-ons, and potentially render them obsolete. For example, if a given search engine stopped using backlinks in its ranking algorithm, our customers' perception of our backlink analytics tool, which enables customers to analyze and monitor the backlink profile of their own and other websites, may be adversely impacted. Similarly, if a search engine ceases to manually penalize or take action against web pages for unnatural backlinks, then our customers may determine that auditing their backlinks is unnecessary which could cause them to devalue our backlink audit tool, which enables companies to check whether malicious websites have links to their sites, or cease using it altogether. In response to these types of changes we may be required to recalibrate our product offerings by reducing prices, discontinuing the affected product, or otherwise. These responses may be costly, may not be effective, and our business may suffer.

Additionally, search engines, social networking sites, and other third-party services typically have terms of service, guidelines, and other policies to which its users are contractually obligated to adhere. For example, Google's Gmail offering has a spam and abuse policy that prohibits sending spam, distributing viruses, or otherwise abusing the service. Prowly and our email distribution tool enable our customers to send emails to their desired recipients, such as journalists and bloggers. Our email distribution tool relies on a DMARC integration which enables our customers to send emails using our platform as if they were sending emails directly from their email provider, and our Prowly product involves emails initiated by customers over Prowly servers. Our customers' actions using either the link building tool or Prowly could be flagged under Google's spam and abuse policy or in the future such actions may be prohibited by subsequent changes to Google's policies. Any change to the policies of the third-party services with which our products, tools, and add-ons integrate or interact, or with which our products are intended to be used, including any anti-spam policies, or any actions taken by these third-party service providers under their policies could adversely impact the efficacy and perceived value of our products, tools, and add-ons, and as a result, our business may be harmed.

If third-party applications change such that we do not or cannot maintain the compatibility of our platform with these applications or if we fail to integrate with or provide third-party applications that our customers desire to use with our products, demand for our solutions and platform could decline.

The attractiveness of our platform depends, in part, on our ability to integrate via APIs with third-party applications that our customers desire to use with our products, such as Google, Facebook, Instagram, Twitter, YouTube, LinkedIn, Pinterest, Majestic, and others. Third-party application providers may change the features of their applications and platforms, including their APIs, or alter the terms governing use of their applications and platforms in an adverse manner. Further, third-party application providers may refuse to partner with us, or limit or restrict our access to their applications and platforms. Such changes could functionally limit or terminate our ability to use these third-party applications with our platform, which could negatively impact our offerings and the customer experience, and ultimately harm our business. If we fail to integrate our platform with new third-party applications that our customers desire, or to adapt to the data transfer requirements of such third-party applications and platforms, we may not be able to offer the functionality that our customers expect, which would negatively impact our offerings and, as a result, harm our business. Additionally, our business could be harmed if our customers have negative experiences in using the third-party integrations that we offer.

If we fail to maintain and improve our methods and technologies, or fail to anticipate new methods or technologies for data collection and analysis, hardware, software, and software related technologies, competing products and services could surpass ours in depth, breadth, or accuracy of our data, the insights that we offer or in other respects, which could result in a loss of customers and harm our business and financial results.

We expect continuous development in the market with respect to data matching, data filtering, data predicting, algorithms, machine learning, artificial intelligence, and other related technologies and methods for gathering cataloging, updating, processing, analyzing, and communicating data and other information about how consumers find, interact with, and digest digital content. Similarly, we expect continuous changes in computer hardware, network operating systems, programming tools, programming languages, operating systems, the use of the internet, and the variety of network, hardware, browser, mobile, and browser-side platforms, and related technologies with which our platform and products must integrate. Further, changes in customer preferences or regulatory requirements may require changes in the technology used to gather and process the data necessary to deliver our customers the insights that they expect. Any of these developments and changes could create opportunities for a competitor to create products or a platform comparable or superior to ours, or that takes material market share from us in one or more product categories, and create challenges and risks for us if we are unable to successfully modify and enhance our products to adapt accordingly.

If we fail to anticipate and adapt to new and increasingly prevalent social media platforms, other competing products and services that do so more effectively could surpass us and lead to decreased demand for our platform and products.

The use of social media throughout the world is pervasive and growing. The social media industry has experienced, and is likely to continue to experience, rapid change due to the evolving trends, tastes and preferences of users. If consumers widely adopt new social media networks and platforms, we will need to develop integrations and functionality related to these new networks and platforms. This development effort may require significant research and development and sales and marketing resources, as well as licensing fees, all of which could adversely affect our business and operating results. In addition, new social media networks and platforms may not provide us with sufficient access to data from their platforms, preventing us from building effective integrations with our platform and products. Changing consumer tastes may also render our current integrations or functionality obsolete and the financial terms, if any, under which we would obtain integrations or functionality, unfavorable. Any failure of our products to operate effectively with the social media networks used most frequently by consumers could reduce the demand for our products. If we are unable to respond to these changes in a cost-effective manner, our products and aspects of our platform may become less marketable and less competitive or obsolete, and our operating results may be negatively affected.

Failures or loss of, or material changes with respect to, the third-party hardware, software, and infrastructure on which we rely, including third-party data center hosting facilities and third-party distribution channels to support our operations, could adversely affect our business.

We rely on leased and third-party owned hardware, software and infrastructure, including third-party data center hosting facilities and third-party distribution channels to support our operations. We primarily use three data centers in the United States, two located in Virginia and one in Georgia, as well as two Google Cloud locations in Virginia and South Carolina. We host most of our products and the data processed through such products in a combination of two of the foregoing locations for redundancy. If any of our data center suppliers experience disruptions or failures, it would take time for the applicable backup data center to become fully functioning, and we would likely experience delays in delivering the affected products and segments of our platform, which may involve incurring significant additional expenses.

Furthermore, the owners and operators of our data center facilities do not guarantee that access to our platform will be uninterrupted or error-free. We do not control the operation of these third-party providers' facilities, which could be subject to break-ins, cybersecurity incidents (including system-encrypting ransomware), sabotage, intentional acts of vandalism and other misconduct. Further, our leased servers and data centers are vulnerable to damage or interruption from natural disasters, terrorist attacks, power loss, telecommunications failures or similar catastrophic events. Health epidemics, including any further impacts from the COVID-19 pandemic could cause our third-party data center hosting facilities and cloud computing platform providers, which are critical to our infrastructure, to shut down their operations, experience technical or security incidents that delay or disrupt performance or delivery of services to us, or experience interference with the supply chain of hardware required by their systems and services, any of which could materially adversely affect our business. For example, we previously experienced delays in migrating to our data center in Virginia, due to the limited availability of certain required hardware components resulting from supply chain delays caused by the COVID-19 pandemic. If there were to be a significant outage or disaster that rendered one of our servers or data centers inoperable for any length of time, we would have to undertake recovery operations for the impacted products, which could interrupt the availability of our platform. If we were unable to restore the availability of our platform and products within a reasonable period of time, our customer satisfaction could suffer, damaging our reputation as a result, and we could lose customers to our competition, which would materially and adversely affect our business and results of operations.

In addition, third-party data hosting and transmission services comprise a significant portion of our operating costs. If the costs for such services increase due to vendor consolidation, regulation, contract renegotiation, or otherwise, we may not be able to increase the fees for our platform or products to cover the changes, which would have a negative impact on our results of operations.

If the security of the confidential information or personal information of our customers on our platform is breached or otherwise subjected to unauthorized access or disclosure, our reputation may be harmed, and we may be exposed to significant liability.

With consent from our customers, we obtain personal, confidential, and other customer data from our customers' websites, social media accounts, and Google Analytics' accounts to operate certain functionality on our platform. We rely on credit card purchases as the primary means of collecting our premium subscription fees. In addition, with consent from our customers, we collect and store certain personally identifiable information ("personal data"), credit card information, and other data needed to create, support, and administer the customer account, conduct our business, and comply with legal obligations, including rules imposed by the Payment Card Industry networks.

We believe that we take reasonable steps to protect the security, confidentiality, integrity, and availability of the information we and our third-party service providers hold, but there is no guarantee that despite our efforts, inadvertent disclosure (such as may arise from software bugs or other technical malfunctions, employee error or malfeasance, or other factors) or unauthorized access, acquisition, disclosure or loss of personal or other confidential information will not occur or that third parties will not gain unauthorized access to this information. Attacks on information technology systems are increasing in their frequency, levels of persistence, sophistication and intensity, and they are being conducted by increasingly sophisticated and organized groups and individuals with a wide range of motives and expertise. Such attacks could include the deployment of harmful malware, system-disrupting ransomware, denial-of-service attacks, social engineering and other means to affect service reliability and threaten the confidentiality, integrity and availability of information. Further, the prevalence of remote work by our employees and those of our third-party service providers creates increased risk that a cybersecurity incident may occur. We have experienced, and may experience in the future, breaches of our security due to human error, malfeasance, system errors or vulnerabilities, or other irregularities. For example, we have been the target of attempts to identify and exploit system vulnerabilities and/or penetrate or bypass our security measures to gain unauthorized access to our systems, including a brute force attack that resulted in access to our affiliate program partner contact information. Since techniques used to conduct malicious cyber activities change frequently, we and our third-party service providers may be unable to anticipate these techniques or to implement adequate measures to prevent or detect them. If our security measures or the security measures of our third-party service providers fail, or if vulnerabilities in our software are exposed and exploited, and, as a result, a third party disrupts the operations of our systems or obtains unauthorized access to any customers' data, our relationships with our customers may be damaged, and we could incur liability. Further, our customers with annual subscription terms may have the right to terminate their subscriptions before the end of the subscription term due to our uncured material breach of agreement, including with respect to our data security obligations. It is also possible that unauthorized access to customer data may be obtained through inadequate use of security controls by customers, suppliers or other vendors. While we are not currently aware of any impact that supply chain attacks, including the SolarWinds attack, may have had on our business, these events are complex, difficult to defend against, and of unknown scope, therefore we could face a level of ongoing residual risk of security breaches resulting from this type of events. We may also be subject to additional liability risks for failing to disclose data breaches or other security incidents under state data breach notification laws or under the private right of action granted to individuals under certain data privacy laws for actions arising from certain data security incidents, such as the California Consumer Privacy Act ("CCPA") (which is further discussed below in this "Risk Factors" section). In addition, some regions, such as the EU, the United Kingdom ("UK"), and the United States, have enacted mandatory data breach notification requirements for companies to notify data protection authorities, state and federal agencies, or individuals of data security incidents or personal data breaches. We may also be contractually required to notify certain customers in the event of a security incident pursuant to the applicable customer agreement. These mandatory disclosures regarding a security breach may lead to negative publicity and may cause our customers to lose confidence in the effectiveness of our data security measures. Any security breach, whether actual or perceived, may harm our reputation, and we could lose customers or fail to acquire new customers.

Federal, state, and provincial regulators and industry groups may also consider and implement from time to time new privacy and security requirements that apply to our business, such as the long established Massachusetts data security regulations and the New York Stop Hacks and Improve Electronic Data Act, both of which establish administrative, technical, and physical data security requirements for companies, and permit civil penalties for each violation. Compliance with evolving privacy and security laws, requirements, and regulations may result in cost increases due to necessary systems changes, new limitations or constraints on our business models and the development of new administrative processes. They also may impose further restrictions on our collection, disclosure, and use of personally identifiable information kept in our databases or those of our vendors. If our security measures fail to protect credit card information adequately, we could be liable to both our customers and their users for their losses, as well as the vendors under our agreements with them such that we could be subject to fines and higher transaction fees, we could face regulatory action, and our customers and vendors could end their relationships with us, any of which could harm our business, results of operations or financial condition. Any intentional or inadvertent security breaches or other unauthorized access to or disclosure of personal data could expose us to enforcement actions, regulatory or governmental audits, investigations, litigation, fines, penalties, adverse publicity, downtime of our systems, and other possible liabilities. There can be no assurance that the limitations of liability in our contracts would be enforceable or adequate or would otherwise protect us from any such liabilities or damages with respect to any particular claim. In addition, our cybersecurity insurance coverage may be inadequate to cover all costs and expenses associated with a security breach that may occur in the future. We may need to devote significant resources to defend against, respond to and recover from cybersecurity incidents, diverting resources from the growth and expansion of our business.

If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service and customer satisfaction or attract new employees and customers and our business could suffer.

We have experienced, and expect to continue to experience, rapid growth in our number of customers, sales, revenues, locations, and headcount, which has placed, and may continue to place, significant demands on our management, and our operational and financial resources. We have paying customers in over 157 countries, and the number of our paying customers has grown from over 82,000 as of December 31, 2021 to over 95,000 as of December 31, 2022. We have 16 offices across the globe with personnel dispersed in various other locations, and the continued domestic and international growth that we anticipate will require us to continue to expand our global employee headcount. It may be difficult for us to identify, recruit, train, and manage enough personnel to efficiently scale our operations, manage our product development effectively and to match the growth of our customer base. See the risk factor titled "Increases in labor costs, including wages, and an overall tightening of the labor market, could adversely affect our business, results of operations or financial condition" in this Item 1A. Risk Factors for more information on the risks posed by a competitive labor market. As we continue to grow, we face challenges of integrating, developing, training, and motivating a rapidly growing and increasingly dispersed employee base. We are facing novel challenges with respect to integrating new employees in a remote setting and managing multi-geographic teams as a result of shifting our workplace operations to a combination of in-office, hybrid or remote working models, due to the COVID-19 pandemic and certain of our onboarding personnel from travelling between our offices to assist with such integration and training. Certain members of our executive management team have not previously worked together for an extended period of time, which may affect how they manage our growth. If we fail to manage our anticipated growth effectively, our brand and reputation could be negatively affected, which could harm our ability to attract employees and customers.

To manage growth in our operations and personnel, we will need to continue to scale and improve our operational, financial, and management controls, and our reporting systems and procedures, which will require significant capital expenditures increasing our cost of operations and the reallocation of valuable management resources. As we scale, it may become more difficult and will require additional capital expenditures to maintain and increase the productivity of our employees, to address the needs of our actual and prospective customers, and provide high-quality customer service, to further develop and enhance our products, and remain competitive against our competitors' products. Additionally, our global expansion and relocation efforts have placed, and our expected future growth will continue to place, a significant strain on our management, customer service teams, product and development, sales and marketing, administrative, financial, and other resources.

Technical problems or disruptions that affect either our customers' (and their users') ability to access our platform and products, or the software, internal applications, database, and network

systems underlying our platform and products, could damage our reputation and brands, lead to reduced demand for our platform and products, lower revenues, and increased costs.

Our business, brands, reputation, and ability to attract and retain customers depend upon the satisfactory performance, reliability, and availability of our platform, which in turn depend upon the availability of the internet and our third-party service providers. Interruptions in these systems, whether due to system failures, computer viruses, software errors, physical or electronic break-ins, malicious hacks or attacks on our systems (such as denial of service attacks), or force majeure events, could affect the security and availability of our products and prevent or inhibit the ability of customers to access our platform. In addition, the software, internal applications, and systems underlying our products and platform are complex and may not be error-free. We may encounter technical problems when we attempt to perform routine maintenance or enhance our software, internal applications, and systems. In addition, our platform may be negatively impacted by technical issues experienced by our third-party service providers. Any inefficiencies, errors, or technical problems with our software, internal applications, and systems could reduce the quality of our platform and products or interfere with our customers' (and their users') use of our platform and products, which could negatively impact our brand, reduce demand, lower our revenues, and increase our costs.

We are exposed to risks associated with payment processing and any disruption to such processing systems could adversely affect our business and results of operations.

We primarily rely on our own billing systems to manage our subscriptions and billing frequencies, and we use third-party subscription management and payment processing platforms for some of our products. If we or any of our third-party vendors were to experience an interruption, delay, or outage in service and availability, we may be unable to process new and renewals of subscriptions and our ability to process such subscription and credit card payments would be delayed while we activate an alternative billing platform. Although alternative third-party providers may be available to us, we may incur significant expenses and research and development efforts to deploy any alternative providers. To the extent there are disruptions in our billing systems or third-party subscription and payment processing systems, we could experience revenue loss, accounting issues, and harm to our reputation and customer relationships, which would adversely affect our business and results of operations.

We are subject to a number of risks related to credit and debit card payments, including:

• we pay interchange and other fees, which may increase over time and could require us to either increase the prices we charge for our products or experience an increase in our operating expenses;

• if our billing systems fail to work properly and the failure has an adverse effect on our customer satisfaction, causes credit and debit card issuers to disallow our continued use of their payment products, or, does not permit us to automatically charge our paying customers' credit and debit cards on a timely basis or at all, we could lose or experience a delay in collection of customer payments;

• if we are unable to maintain our chargeback rate at acceptable levels, we may face civil liability, diminished public perception of our security measures and our credit card fees for chargeback transactions or our fees for other credit and debit card transactions or issuers may increase, or issuers may terminate their relationship with us; and

• we could be significantly impaired in our ability to operate our business if we lose our ability to process payments on any major credit or debit card.

A significant portion of our operations is located outside of the United States, which subjects us to additional risks, including increased complexity, the costs of managing international operations, geopolitical instability, and fluctuations in currency exchange rates.

The design and development of our products is primarily conducted by our subsidiaries in the Czech Republic, Cyprus, Spain, Serbia, Armenia, Germany, the Netherlands, and Poland. We also have marketing and administrative operations in the same jurisdictions. In addition, members of our sales force are located in Europe, the United Kingdom, and Asia. Approximately 53% and 54% of our revenue for the years ended December 31, 2022 and 2021, respectively, was generated from sales to paying customers located outside the United States including indirect sales through our resellers outside of the United States. As a result of our international operations and sales efforts, we face numerous challenges and risks that could harm our international operations, delay new product releases, increase our operating costs, and hinder our ability to grow and detect underlying trends in our operations and business, and consequently adversely impact our business, financial condition, and results of operations. Such risks include but are not limited to the following:

- geopolitical and economic instability in and impacting the localities where we have foreign operations;

- rising inflation impacting the stability of our workforce and foreign operations;

- military conflicts impacting the localities where we have foreign operations;

- limited protection for, and vulnerability to theft of, our intellectual property rights, including our trade secrets;

- compliance with local laws and regulations, and unanticipated changes in local laws and regulations, including tax laws and regulations;

- trade and foreign exchange restrictions and higher tariffs;

- the complexity of managing international trade sanctions and export restrictions from the jurisdictions in which we have foreign operations;

- fluctuations in foreign currency exchange rates which may make our premium subscriptions more expensive for international paying customers and which may increase our expenses for employee compensation and other operating expenses that are paid in currencies other than U.S. dollars;

- restrictions imposed by the United States government against other countries, or foreign governments' restrictions imposed on the United States, impacting our ability to do business with certain companies or in certain countries and the complexity of complying with those restrictions;

- power outages, natural disasters, and other local events that could affect the availability of the internet and the consequences of disruptions, such as large-scale outages or interruptions of service from utilities or telecommunications providers;

- difficulties in staffing international operations;

- changes in immigration policies which may impact our ability to hire personnel;

- differing employment practices, laws, and labor relations;

- regional health issues and the impact of public health epidemics and pandemics on employees and the global economy, such as the COVID-19 pandemic; and

- travel, work-from-home, or other restrictions or work stoppages, like those imposed by governments around the world as a result of the COVID-19 pandemic.

Further, it is possible that governments of one or more foreign countries may seek to limit access to the internet or our platform, products or certain features in their countries, or impose other restrictions that may affect the availability of our platform, products, or certain features in their countries for an extended period of time or indefinitely. For example, Russia and China are among a number of countries that have recently blocked certain online services, including Amazon Web Services, making it difficult for such services to access those markets. In addition, governments in certain countries may seek to restrict or prohibit access to our platform if they consider us to be in violation of their laws (including privacy laws) and may require us to disclose or provide access to information in our possession. If we fail to anticipate developments in the law or fail for any reason to comply with relevant laws, our platforms could be further blocked or restricted and we could be exposed to significant liability that could harm our business. In the event that access to our platform is restricted, in whole or in part, in one or more countries or our competitors are able to successfully penetrate geographic markets that we cannot access, our ability to acquire new customers or renew or grow the premium subscriptions of existing paying customers may be adversely affected, we may not be able to maintain or grow our revenue as anticipated and our business, results of operations, and financial condition could be adversely affected.

The effects of health epidemics may materially affect our customers or potential customers and how we operate our business.

Local, regional, and global health epidemics, such as the COVID-19 pandemic, have and have the future potential to significantly disrupt the economy. The impact and duration of epidemics are difficult to assess or predict and will depend in part upon the actions taken by governments, companies, and other enterprises in response thereto. Adverse conditions resulting from epidemics have and could again materially adversely affect our revenues, business and the value of our Class A common stock.

For example, our customers, particularly SMBs and marketing agencies focused on SMBs, were particularly impacted by the COVID-19 pandemic, and many reduced their technology spending, sales and marketing spending, and delayed purchasing decisions, impacting our business through slowed growth, reduced demand from new and existing SMB customers, and lower dollar-based net revenue retention rates. In April 2020, our paying customer growth rate declined, which we believe was primarily a result of the COVID-19 pandemic and the related socioeconomic impacts. In response, we offered free or discounted pricing to certain paying customers contemplating canceling their premium subscriptions as a remedial measure to retain them. We may in the future be required again to take remedial measures in response to health epidemics, including changing our terms or offering further discounts, which may materially adversely impact our revenues and business in future periods.

Health epidemics have and may again require us to alter our operations in ways that we cannot predict, including closing offices, increasing remote work, implementing temporary travel restrictions and shifting to virtual-only company events. Such measures could negatively affect our sales and marketing efforts, sales cycles, employee productivity, cyber-security and/or customer retention, any of which could harm our financial condition and business operations.

To the extent health epidemics adversely affect our business and financial results, they may also have the effect of heightening many of the other risks described in this Item 1A. Risk Factors.

Adverse or weakened general economic and market conditions may reduce spending on sales and marketing technology and information technology, which could harm our revenue, results of operations, and cash flows.

Our revenue, results of operations, and cash flows depend on the overall demand for and use of technology and information for sales and marketing, which depends in part on the amount of spending allocated by our paying customers or potential paying customers on sales and marketing technology and information. In addition to the internal strategy of our paying customers, which is not predictable and is subject to change, this spending depends on worldwide economic and geopolitical conditions. The United States, EU, and other key international economies have experienced cyclical downturns from time to time in which economic activity was impacted by falling demand for a variety of goods and services, high inflation, restricted credit, poor liquidity, reduced corporate profitability, volatility in credit, equity, and foreign exchange markets, bankruptcies, public health crises and epidemics, civil unrest, hostilities or wars (such as the ongoing conflict between Russia and Ukraine) and overall economic uncertainty. In recent months, we have observed increased economic uncertainty in the United States and abroad. These developments may lead to growing concerns about the systemic impact of a potential global economic recession, energy costs geopolitical issues, or the availability and cost of credit and higher interest rates, which could further lead to increased market volatility, decreased consumer confidence, and diminished growth expectations in the U.S. economy and abroad. As our customers react to recent global economic conditions, especially if conditions disproportionately impact SMBs that make up an important segment of our paying customer base, we may see customers reduce spending on our products and take additional precautionary measures to limit or delay expenditures and preserve capital and liquidity, thereby affecting the rate of information technology spending and adversely affect our paying customers' ability or willingness to purchase our products, delay prospective paying customers' purchasing decisions, reduce the value or duration of their premium subscription contracts, or affect retention rates. Specifically, most of our paying customers are on month-to-month premium subscriptions that can be cancelled at any time. The current economic downturn may cause some of our paying customers to view a premium subscription to our platform as a discretionary purchase and reduce their discretionary spending on our platform, either reducing or terminating their premium subscription or deciding not to upgrade to another premium subscription. Such customers may seek to utilize free or lower-cost solutions from alternative sources or request to renegotiate existing contracts on less advantageous terms to us than those currently in place, default on payments on existing contracts, or not renew a contract at the end of its term. Such reductions or delays in spending on our solutions, lack of renewals, inability to attract new customers, as well as potential pressure for extended billing terms or pricing discounts, would limit our ability to grow our business and negatively affect our operating results and financial condition.

Furthermore, the spending patterns of the SMBs that make up a large portion of our paying customer base are difficult to predict and are typically more susceptible to the adverse effects of economic fluctuations, including those caused by the COVID-19 pandemic and rising inflation, and overall consumer confidence. Adverse changes in the economic environment or business failures of our SMB customers may have a greater impact on us than our competitors who do not focus on SMBs to the extent that we do.

As we acquire and invest in companies or technologies, we may not realize expected business or financial benefits and the acquisitions or investments could prove difficult to integrate, disrupt our business, dilute stockholder value and adversely affect our business, results of operations, and financial condition.

As part of our business strategy, we evaluate and may make investments in, or acquisitions of, complementary companies, services, databases, and technologies, and we expect that we will continue to evaluate and pursue such investments and acquisitions in the future to further grow and augment our business, our platform, and product offerings. For example, in August 2020, we acquired Prowly, an advertising and public relations technology company based in Poland. We have incurred and will continue to incur costs to integrate Prowly's business and selling process into our business and to integrate Prowly's products into our platform, such as software integration expenses and costs related to the renegotiation of redundant vendor agreements, and we expect to incur similar costs to integrate future acquisitions. We may have difficulty effectively integrating the personnel, businesses, and technologies of these acquisitions into our company and platform, and achieving the strategic goals of those acquisitions.

We may not be able to find suitable acquisition candidates, and we may not be able to complete acquisitions on favorable terms, if at all. Acquired assets, data, or companies may not be successfully integrated into our operations, costs in connection with acquisitions and integrations may be higher than expected, and we may also incur unanticipated acquisition-related costs or liabilities. These costs or liabilities could adversely affect our financial condition, results of operations, or prospects. Any acquisition we complete could be viewed negatively by customers, users, developers, and other employees, partners, or investors, and could have adverse effects on our existing business relationships and company culture.

In addition, to facilitate these acquisitions or investments, we may seek additional equity or debt financing, which may not be available on terms favorable to us or at all, may affect our ability to complete subsequent acquisitions or investments and may affect the risks of owning our Class A common stock. For example, if we finance acquisitions by issuing equity or convertible debt securities or loans, our existing stockholders may be diluted, or we could face constraints related to the terms of, and repayment obligations related to, the incurrence of indebtedness that could affect the market price of our Class A common stock.

Our debt obligations contain restrictions that impact our business and expose us to risks that could adversely affect our liquidity and financial condition.

On January 12, 2021, we executed a credit agreement with JPMorgan Chase Bank, N.A., in the form of a revolving credit facility that consists of a $45.0 million revolving credit facility and a letter of credit sub-facility with an aggregate limit equal to the lesser of $5.0 million and the aggregate unused amount of the revolving commitments then in effect. The amount of borrowings permitted at any one time under the revolving credit facility is subject to a borrowing base based on an advance rate of 400% multiplied by annualized retention applied to monthly recurring revenue. As a result, our access to the revolving credit facility is potentially subject to significant fluctuations depending on the value of the borrowing base as of any measurement date.

The credit agreement (as amended, restated, amended and restated, supplemented, or otherwise modified from time to time, the "Credit Agreement") governing our revolving credit facility (collectively, our "credit facility") contains various covenants that are operative so long as our credit facility remains outstanding. The covenants, among other things, limit our and certain of our subsidiaries' abilities to:

- incur additional indebtedness or guarantee indebtedness of others;

- create additional liens on our assets;

- pay dividends and make other distributions on our capital stock, and redeem and repurchase our capital stock;

- make investments, including acquisitions;

- make capital expenditures;

- enter into mergers or consolidations or sell assets;

- sell our subsidiaries; or

- enter into transactions with affiliates.

Our credit facility also contains numerous affirmative covenants and a financial covenant of either minimum liquidity or a maximum leverage ratio.

If we experience a decline in cash flow due to any of the factors described in this Item 1A. Risk Factors or otherwise, we could have difficulty paying interest due on our indebtedness and meeting the financial covenants set forth in our credit facility. If we fail to comply with the various requirements of our indebtedness, we could default under our credit facility. Any such default that is not cured or waived could result in an acceleration of indebtedness then outstanding under our credit facility, an increase in the applicable interest rates under our credit facility, and a requirement that Semrush Inc., which is a co-borrower under the facility, pay the obligations in full, and would permit the lenders to exercise remedies with respect to all of the collateral that is securing our credit facility, including substantially all of our and Semrush Inc.'s assets. Thus, any such default could have a material adverse effect on our liquidity and financial condition.

Forecasts of our market and market growth may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, there can be no assurance that our business will grow at similar rates, or at all.

Growth forecasts that we have provided and may in the future provide relating to our market opportunities and the expected growth thereof are subject to significant uncertainty and are based on assumptions and estimates which may prove to be inaccurate. Even if these markets grow at the forecasted rates, we may not grow our business at a similar rate, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth that we have provided and may in the future provide should not be taken as indicative of our future growth.

We may be subject to litigation for any of a variety of claims, which could harm our reputation and adversely affect our business, results of operations, and financial condition.

In the ordinary course of business, we may be involved in and subject to litigation for a variety of claims or disputes and receive regulatory inquiries. These claims, lawsuits, and proceedings could include labor and employment, wage and hour, income tax, commercial, data privacy, antitrust, alleged securities law violations or other investor claims, and other matters. The number and significance of these potential claims and disputes may increase as our business expands. Any claim against us, regardless of its merit, could be costly, divert management's attention and operational resources, and harm our reputation. As litigation is inherently unpredictable, we cannot assure you that any potential claims or disputes will not have a material adverse effect on our business, results of operations, and financial condition. Any claims or litigation, even if fully indemnified or insured, could make it more difficult to compete effectively or to obtain adequate insurance in the future.

In addition, we may be required to spend significant resources to monitor and protect our contractual, intellectual property, and other rights, including collection of payments and fees. Litigation has been and may be necessary in the future to enforce such rights. Such litigation could be costly, time consuming, and distracting to management and could result in the impairment or loss of our rights. Furthermore, our efforts to enforce our rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of such rights. Our inability to protect our rights, as well as any costly litigation or diversion of our management's attention and resources, could have an adverse effect on our business, results of operations, and financial condition or harm our reputation.

Our failure to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies in the future could reduce our ability to compete successfully and harm our results of operations.

We may require additional financing, and we may not be able to obtain debt or equity financing on favorable terms, if at all. Any debt financing obtained by us could involve restrictive covenants relating to financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. If we raise additional funds through further issuances of equity, convertible debt securities or other securities convertible into equity, our existing stockholders could experience significant dilution, and any new equity securities we issue could have rights, preferences, and privileges senior to those of holders of our Class A common stock. The terms of any debt financing may include liquidity requirements, restrict our ability to pay dividends, and require us to comply with other covenants restrictions. If we need additional capital and cannot raise it on acceptable terms, or at all, we may not be able to, among other things:

- develop new features, integrations, capabilities, and enhancements;

- continue to expand our product and development, and sales and marketing teams;

- hire, train, and retain employees;

- respond to competitive pressures or unanticipated working capital requirements; or

- pursue acquisition opportunities.

Our ability to utilize our net operating loss carryforwards may be limited.

As of December 31, 2022, we had U.S. federal and state net operating loss carryforwards of approximately $28.6 million and $15.7 million, respectively. Our ability to utilize our federal net operating loss carryforwards may be limited under Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"). The limitations apply if we experience an "ownership change," which is generally defined as a greater than 50 percentage point change (by value) in the ownership of our equity by certain stockholders over a rolling three-year period. Similar provisions of state tax law may also apply to limit the use of our state net operating loss carryforwards. Future changes in our stock ownership, which may be outside of our control, may trigger an ownership change and, consequently, the limitations under Section 382 of the Code. As a result, if or when we earn net taxable income, our ability to use our pre-change net operating loss carryforwards to offset such taxable income may be subject to limitations, which could adversely affect our future cash flows.

Increases in labor costs, including wages, and an overall tightening of the labor market, could adversely affect our business, results of operations or financial condition.

The labor costs associated with our business are subject to several external factors, including unemployment levels and the quality and the size of the labor market, prevailing wage rates, minimum wage laws, wages and other forms of remuneration and benefits offered to prospective employees by competitor employers, potential collective bargaining arrangements, health insurance costs and other insurance costs and changes in employment and labor legislation or other workplace regulation. Although we are not currently exposed to minimum wage work, we are exposed to related requirements as per the Fair Labor Standards Act regarding exempt versus non-exempt employment. From time to time, the labor market becomes increasingly competitive. If we are unable to mitigate wage rate increases driven by increases to the increasingly competitive labor market through automation and other labor savings initiatives, our labor costs may increase, which could have an adverse effect on our business, results of operations or financial condition.

In the event we must offer increased wages or other competitive benefits and incentives to attract and retain qualified personnel and fail to do so, the quality of our workforce could decline, causing certain aspects of our business to suffer. Increases in labor costs could force us to increase our prices, which could adversely impact sales. Although we have not experienced any material labor shortage to date, we have observed an overall tightening and increasingly competitive labor market and have recently experienced and expect to continue to experience some labor cost pressures. Furthermore, as a response to the Russian military action in Ukraine and subsequent U.S., E.U., and other sanctions against Russia, we continue to relocate employees outside the country, although, as of August 10, 2022, we no longer have any operating subsidiaries in Russia. We expect to incur additional costs in connection with these relocations due to competitive labor markets and higher costs of talent and labor in the geographies to which we are relocating these employees. If we are unable to hire and retain capable employees, manage labor cost pressures, or if mitigating measures we take in response to increased labor costs, have unintended negative effects, including on client service or retention, our business would be adversely affected. If competitive pressures or other factors prevent us from offsetting increased labor costs, our profitability may decline and could have an adverse effect on our business, results of operations or financial condition.

Our business would be adversely affected if our contract workers were classified as employees.

A significant portion of our workforce consist of contractors. The classification of contractors is being challenged across many industries by courts, by legislatures, by government agencies in the United States and abroad, as well as by the contractors themselves. Though we are not currently involved in any material legal disputes regarding contractor work, a determination in, or settlement of, any legal proceeding that results in the reclassification of contractors as employees could cause harm to our business, financial condition and results of operations, including as a result of, monetary exposure arising from or relating to failure to withhold and remit taxes, unpaid wages and wage and hour laws and requirements (such as those pertaining to failure to pay minimum wage and overtime, or to provide required breaks and wage statements), expense reimbursement, litigation costs, statutory and punitive damages, penalties, or other regulatory restrictions on our business.

We could be required to collect additional sales and other similar taxes or be subject to other tax liabilities that may increase the costs our customers would have to pay for our subscriptions and adversely affect our operating results.

Sales and use, value-added, goods and services, and similar tax laws and rates are complicated and vary greatly by jurisdiction. There is significant uncertainty as to what constitutes sufficient nexus for a national, state or local jurisdiction to levy taxes, fees, and surcharges for sales made over the internet, as well as whether our subscriptions are subject to tax in various jurisdictions. Certain countries and the vast majority of states have considered or adopted laws that impose tax collection obligations on out-of-state companies. Additionally, in the United States, the Supreme Court of the United States recently ruled in South Dakota v. Wayfair, Inc. et. al. ("Wayfair") that online sellers can be required to collect sales and use tax despite not having a physical presence in the buyer's state. In response to the Wayfair case, or otherwise, national, states or local governments may enforce laws requiring us to calculate, collect, and remit taxes on sales in their jurisdictions. We have not always collected sales and other similar taxes in all jurisdictions in which we are required to. We may be obligated to collect and remit sales tax in jurisdictions in which we have not previously collected and remitted sales tax. We could also be subject to audits in states and non-U.S. jurisdictions for which we have not accrued tax liabilities. A successful assertion by one or more countries or states requiring us to collect taxes where we historically have not or presently do not do so could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest. The imposition by national, state or local governments of sales tax collection obligations on out-of-state sellers could also create additional administrative burdens for us and decrease our future sales, which could adversely affect our business and operating results.

Risks Related to the Regulatory Framework that Governs Us

If the use of cookies or other tracking technologies becomes subject to unfavorable legislation or regulation, is restricted by internet users or other third parties or is blocked or limited by users or by technical changes on end users' devices, our ability to attract new customers, convert traffic to paying customers and to develop and provide certain products could be diminished or eliminated.

We rely on cookies and other technologies, such as web beacons (collectively, "cookies") which are placed on internet browsers to gather data regarding the content of a user's web browsing activity. We use cookies to store users' settings between sessions and to enable visitors to our website to use certain features, such as gaining access to secure areas of the website. We also use cookies, including cookies placed by third-party services with which we integrate, to enable us to gather statistics about our visitors' use of our website and to allow our website visitors to connect our platform to their social networking sites, which enables us to advertise our products to them using retargeting methods. The availability of this data may be limited by numerous potential factors, including government legislation or regulation restricting the use of cookies for certain purposes, such as retargeting, browser limitations on the collection or use of cookies, or internet users deleting or blocking cookies on their web browsers or on our website.

Our ability, like those of other technology companies, to collect, augment, analyze, use, and share information collected through the use of third-party cookies for online behavioral advertising is governed by U.S. and foreign laws and regulations which change from time to time, such as those regulating the level of consumer notice and consent required before a company can employ cookies to collect data about interactions with users online. In the United States, both state and federal legislation govern activities such as the collection and use of data, and privacy in the advertising technology industry has frequently been subject to review, and occasional enforcement, by the Federal Trade Commission (the "FTC"), U.S. Congress, and individual states. Our use of online tracking technologies are regulated by the CCPA and other state privacy laws that require companies to offer consumers the right to opt out of certain tracking activities.

As our business is global, our activities are also subject to foreign legislation and regulation. In the EU, the EU Directive 2002/58/EC (as amended by Directive 2009/136/EC), commonly referred to as the e-Privacy Directive, and related implementing legislation in the EU member states, and in the UK, the Privacy and Electronic Communications (EC Directive) Regulations 2003, require that accessing or storing information on an internet user's device, such as through a cookie, is allowed only if the internet user has been informed thereof, and provided prior unambiguous, specific, and informed consent for the placement of a cookie on a user's device. A new e-Privacy Regulation is currently under discussion by EU member states to replace the e-Privacy Directive. Although it remains under debate, the proposed e-Privacy Regulation would amend rules on third-party cookies and significantly increase penalties for non-compliance. We cannot yet determine the impact such future laws, regulations, and standards may have on our use of third-party cookies. Additionally, the use of third-party cookies in the digital advertising ecosystem, particularly in the context of real-time bidding advertising auctions, is subject to increased regulatory scrutiny in the EU and the UK. Several European data protection authorities (including in Belgium, Ireland, UK, Poland, Spain, Luxembourg, and the Netherlands) have launched investigations or inquiries over Google's and other AdTech companies' practices concerning the collection and sharing of consumer data through cookies, the outcome of which is still uncertain. These investigations or inquiries could result in the imposition of more stringent standards around consent to place cookies or otherwise restrict the use of third-party cookies for online behavioral advertising. We have also received inquiries from, and engaged in correspondence with, European data protection authorities regarding our practices regarding cookies used on our websites, and the outcome of these inquiries is still uncertain.

Additionally, new and expanding "Do Not Track" regulations have recently been enacted or proposed that protect users' right to choose whether or not to be tracked online. These regulations seek, among other things, to allow end users to have greater control over the use of private information collected online, to forbid the collection or use of online information, to demand a business to comply with their choice to opt out of such collection or use, and to place limits upon the disclosure of information to third-party websites.

Continued regulation of cookies, and changes in the interpretation and enforcement of existing laws, regulations, standards, and other obligations, as well as increased enforcement by industry groups or data protection authorities, could restrict our activities, such as efforts to understand users' internet usage and engage in marketing activities, or require changes to our practices. Any inability to obtain information through cookies or to obtain it on the terms we anticipate, could negatively impact the operation of our platform, impair our ability to target and attract new customers, and reduce our ability to predict our customers' interests in or need for one or more of our products, any of which may cause a reduction in revenue, or a reduction in revenue growth or negatively impact our ability to obtain new subscriptions and retain or grow the subscriptions of existing customers.

Additionally, cookies may easily be deleted or blocked by internet users. All of the most commonly used internet browsers (including Chrome, Firefox, Internet Explorer, and Safari) allow internet users to prevent cookies from being accepted by their browsers. Internet users can also delete cookies from their computers at any time. Some internet users also download "ad blocking" software that prevents cookies from being stored on a user's device. If more internet users adopt these settings or delete their cookies more frequently than they currently do, our business could be harmed. In addition, the Safari and Firefox browsers block third-party cookies by default, and other browsers may do so in the future. Unless such default settings in browsers were altered by internet users to permit the placement of third-party cookies, fewer cookies would be available, which could adversely affect our business. In addition, companies such as Google LLC have publicly disclosed their intention to move away from cookies to another form of persistent unique identifier ("ID") to identify individual internet users or internet-connected devices in the bidding process on advertising exchanges. If companies do not use shared IDs across the entire ecosystem, this could have a negative impact on our ability to obtain content consumption data.

Changes in laws, regulations, and public perception concerning data protection and privacy, or changes in the interpretation or patterns of enforcement of existing laws and regulations, could impair our efforts to maintain and expand our customer base or the ability of our customers and users to use our platform and some or all of our products. Breaches of laws and regulations concerning data protection and privacy could expose us to significant fines and other penalties.

We hold personal data about a variety of individuals, such as our customers, users, employees, contractors, and business partners, and we use such personal data as needed to collect payment from our customers, communicate with and recommend products to our customers and prospective customers through our marketing and advertising efforts, and comply with legal obligations. Processing of personal data is increasingly subject to legislation and regulation in numerous jurisdictions around the world.

For example, relevant applicable laws and regulations governing the collection, use, disclosure, security or other processing of personal information include, in the United States, rules and regulations promulgated under the authority of the Federal Trade Commission, the CCPA and similar state privacy laws, and state breach notification laws. The CCPA, for example, broadly defines personal information and provides an expansive meaning to activity considered to be a sale of personal information, and gives California residents expanded privacy rights and protections, including the right to opt out of the sale of personal information. The CCPA also provides for civil penalties for violations and a private right of action for certain data breaches involving personal information, which is expected to increase the likelihood of, and risks associated with, data breach litigation. The California Privacy Rights Act ("CPRA"), which became effective on January 1, 2023, imposes additional obligations on companies covered by the legislation and significantly modifies the CCPA, including by expanding consumers' rights with respect to certain sensitive personal information and establishes a state agency vested with the authority to enforce the CCPA. It is not yet fully clear how the CCPA (as amended by the CPRA) will be enforced and how it will be interpreted. Additionally, comprehensive data protection privacy laws akin to the CCPA have recently been passed in other states. For example, in March 2021, Virginia enacted the Consumer Data Protection Act (or CDPA), which became effective on January 1, 2023. In July 2021, Colorado passed the Colorado Privacy Act (or CPA), which will become effective on July 1, 2023. Additionally, in March 2022, Utah enacted the Utah Consumer Privacy Act (or UCPA), which will become effective on December 31, 2023. Also, in May 2022, Connecticut signed the Connecticut Data Privacy Act (or CTDPA) into law, which will become effective on July 1, 2023. Furthermore, a number of other U.S. states have proposed similar privacy and data protection legislation, and it is quite possible that certain of these proposals will pass. The effects of the CCPA and other similar state or federal laws are potentially significant and may require us to modify our data collection or data processing practices and policies, and to incur substantial costs and potential liability in an effort to comply with such legislation.

We maintain offices in the EU (including Cyprus, the Czech Republic, Germany, the Netherlands, Poland, and Spain), and we have customers in the EU and the UK. Accordingly, we are subject to the General Data Protection Regulation (EU) 2016/679 (the "EU GDPR"), and related member state implementing legislation. As of January 1, 2021, the UK's European Union (Withdrawal) Act 2018 incorporated the EU GDPR (as it existed on December 31, 2020 but subject to certain UK-specific amendments) into UK law (the "UK GDPR"). The EU GDPR and UK GDPR are collectively defined herein as "European Data Protection Law". European Data Protection Law places obligations on controllers and processors of personal data, while establishing rights for individuals with respect to their personal data, including rights of access and deletion in certain circumstances. European Data Protection Law is also explicitly extraterritorial in its application, and could affect our business activities in jurisdictions outside the EU and the UK.

We have implemented measures designed to comply with the requirements of European Data Protection Law. In respect of these measures, we rely on positions and interpretations of the law (including European Data Protection Law) that have yet to be fully tested before the relevant courts and regulators. If a regulator or court of competent jurisdiction determined that one or more of our compliance efforts does not satisfy the applicable requirements of the law (including European Data Protection Law), or if any party brought a claim in this regard, we could be subject to governmental or regulatory investigations, enforcement actions, regulatory fines, compliance orders, litigation or public statements against us by consumer advocacy groups or others, any of which could cause customers to lose trust in us or otherwise damage our reputation. Likewise, a change in guidance could be costly and have an adverse effect on our business.

European Data Protection Law also imposes strict rules on the transfer of personal data out of the EU/UK to third countries deemed to lack adequate privacy protections (including the United States), unless an appropriate safeguard specified by the European Data Protection Law is implemented, such as the Standard Contractual Clauses ("SCCs") approved by the European Commission, or a derogation applies. We rely on SCCs and certain derogations to transfer personal data from the EU and the UK to the United States. On July 16, 2020, the Court of Justice of the EU (the "CJEU") in its Schrems II decision ruled that transfers made pursuant to the SCCs and other alternative transfer mechanisms need to be analyzed on a case-by-case basis to ensure EU standards of data protection are met in the jurisdiction where the data importer is based. If the standard is not met, businesses will be required to adopt supplementary measures. On June 4, 2021, the European Commission published new versions of the SCCs ("New SCCs"), to align with the EU GDPR and to address the issues identified by the CJEU's Schrems II decision. The UK Information Commissioner's Office has published its own form of standard contractual clauses, referred to as the "International Data Transfer Agreement" for the purposes of data transfers out of the UK. We and many other companies may need to implement different or additional measures to establish or maintain legitimate means for the transfer of personal data from Europe and the UK to the United States and other third countries, and we may, in addition to other impacts, experience additional costs associated with increased compliance burdens. European or multi-national customers may refuse or be reluctant to use or continue to use our platform or products as a result of such developments until law makers and regulators in the EU and the United States have resolved the issues that instigated the decision of the CJEU noted above. This and other future developments regarding the flow of data across borders could increase the cost and complexity of delivering our platform and products in some markets and may lead to governmental enforcement actions, litigation, fines, and penalties or adverse publicity, which could have an adverse effect on our reputation and business. In addition, the UK has announced plans to reform the country's data protection legal framework in its Data Reform Bill, which will introduce significant changes from the EU GDPR. This may lead to additional compliance costs and could increase our overall risk exposure as we may no longer be able to take a unified approach across the EU and the UK, and will need to amend our processes and procedures to align with the new framework.

We may find it necessary or advantageous to join industry bodies, or self-regulatory organizations, that impose stricter compliance requirements than those set out in applicable laws, including European Data Protection Law. We may also be bound by contractual restrictions that prevent us from participating in data processing activities that would otherwise be permissible under applicable laws, including European Data Protection Law. Such strategic choices may impact our ability to exploit data and may have an adverse impact on our business.

As we previously maintained offices in Russia, we face particular privacy, data security, and data protection risks in connection with requirements of Russia's data protection and security laws, including Federal Law of 21 July 2014 No. 242-FZ, which entered into effect September 1, 2015, Federal Law of 27 July 2006 No. 152-FZ (as amended) and Federal Law of 27 July 2006 No. 149-FZ (as amended). Among other stringent requirements, these laws require ensuring that certain operations on personal data of Russian citizens are conducted in database(s) located in Russia.

We expect that there will continue to be new proposed laws, regulations, and industry standards concerning privacy, data protection, and information security in the United States, the EU, the UK, and other jurisdictions, and we cannot yet determine the impact such future laws, regulations, and standards may have on our business.

These and other legal requirements could require us to make additional changes to our platform or products in order for us or our customers to comply with such legal requirements or reduce our ability to lawfully collect personal data used in our platform and products. These changes could reduce demand for our platform or products, require us to take on more onerous obligations in our contracts, restrict our ability to store, transfer, and process personal data or, in some cases, impact our ability or our customers' ability to offer our products in certain locations, to deploy our solutions, to reach current and prospective customers, or to derive insights from data globally.

The costs of complying with existing or new data privacy or data protection laws and regulations, regulatory guidance, our privacy policies and contractual obligations to customers, users, or other third parties, may limit the use and adoption of our platform and products, reduce overall demand for our products, make it more difficult for us to meet expectations from or commitments to customers and users, lead to significant fines, penalties, or liabilities for noncompliance, impact our reputation, or slow the pace at which we close sales transactions, any of which could harm our business.

Furthermore, the uncertain and shifting regulatory environment and trust climate may cause concerns regarding data privacy and may cause our vendors, customers and users to resist providing the data necessary to allow us to offer our platform and products to our customers and users effectively, or could prompt individuals to opt out of our collection of their personal data. Even the perception that the privacy of personal data is not satisfactorily protected or does not meet regulatory requirements could discourage prospective customers from subscribing to our products or discourage current customers from renewing their subscriptions.

Compliance with any of the foregoing laws and regulations can be costly and can delay or impede the development of new products. We may incur substantial fines if we violate any laws or regulations relating to the collection or use of personal data. For example, the European Data Protection Law imposes sanctions for violations up to the greater of €20 million (£17.5 million) and 4% of worldwide gross annual revenue, enables individuals to claim damages resulting from infringement of the European Data Protection Law and introduces the right for non-profit organizations to bring claims on behalf of data subjects. The CCPA allows for fines of up to $7,500 for each violation. Non-compliance with Russian data localization rules may result in imposition of an administrative fine of up to RUB 18 million, or approximately $240,000, for each violation. Our actual or alleged failure to comply with applicable privacy or data security laws, regulations, and policies, or to protect personal data, could result in enforcement actions and significant penalties against us, which could result in negative publicity or costs, subject us to claims or other remedies, and have a material adverse effect on our business, financial condition, and results of operations.

Many aspects of data protection and privacy laws are relatively new and their scope has not been tested in the courts. As a result, these laws and regulations are subject to differing interpretations and may be inconsistent among jurisdictions. It is possible that these laws and regulations may be interpreted and applied in a manner that is inconsistent with our interpretations and existing data management practices or the features of our products. Certain of our activities could be found by a court, government or regulatory authority to be noncompliant or become noncompliant in the future with one or more data protection or data privacy laws, even if we have implemented and maintained a strategy that we believe to be compliant. Further, we may be subject to additional risks associated with data security breaches or other incidents, in particular because certain data privacy laws, including European Data Protection Law and the CCPA, grant individuals a private right of action arising from certain data security incidents. If so, in addition to the possibility of fines, lawsuits, and other claims and penalties, we could be required to fundamentally change our business activities and practices or modify our products, which could harm our business.

We also receive personal data from third-party vendors (e.g., data brokers). We may not be able to verify with complete certainty the source of such data, how it was collected, and that such data was collected and is being shared with us in compliance with all applicable data protection and privacy laws. Our use of personal data obtained from third-party vendors could result in potential regulatory investigations, fines, penalties, compliance orders, liability, litigation, and remediation costs, as well as reputational harm, any of which could materially adversely affect our business and financial results. The requirements of European Data Protection Law pertaining to the licensing of data or obtaining such data from third parties are not entirely clear in all cases. It is possible that third parties may bring claims against us, alleging non-compliance with such requirements, and seeking damages, seeking to prevent us from using certain data, or seeking to prevent us from using data in particular ways. Such claims could potentially adversely affect our ability to provide our services and the current level of functionality of our platform in such circumstances, which could adversely affect our results of operations.

Changes in legislation or requirements related to automatically renewing subscription plans, or our failure to comply with existing or future regulations, may adversely impact our business.

Our business relies heavily on the fact that customers enter subscription contracts where they agree that the subscription will automatically renew for a new term, and their credit or debit cards will automatically be charged on an ongoing basis, unless the subscription is canceled by the customer. Some states have passed or considered legislation limiting the duration for which subscriptions can automatically renew, if at all.

Although this enacted and proposed legislation generally would not affect companies that sell subscriptions to other companies, like ours does, there could be variances and inconsistencies in these rules or requirements among jurisdictions that expose us to compliance risks that would have a material adverse effect on our business operations and financial condition, and could result in fines, penalties, damages, civil liability, and higher transaction fees. In addition, any costs that result from future legislation and regulations, or from changes in the interpretation of existing legislation and regulations, could individually or in the aggregate cause us to change or limit our business practices, which may make our subscription business model less attractive.

Changes in laws and regulations related to the internet or changes in the internet infrastructure itself may diminish the demand for our platform and could harm our business.

The future success of our business depends upon the continued use of the internet as a primary medium for commerce, communication, and business applications. Federal, state, or foreign governmental bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting the use of the internet as a commercial medium. The adoption of any laws or regulations that could reduce the growth or use of the internet, including laws or practices limiting internet neutrality, could decrease the demand for, or the usage of, our platform and products, increase our cost of doing business, require us to modify our platform or financial systems, and may harm our results of operations. In addition, government agencies or private organizations have imposed and may impose additional taxes, fees, or other charges for accessing the internet or commerce conducted via the internet, which could limit the growth of internet-related commerce or communications generally, result in higher prices for our products and platform, or result in reduced demand for internet-based products such as ours.

As the internet continues to experience growth in the number of users, frequency of use, and amount of data transmitted, the internet infrastructure that we and our customers rely on may be unable to support the demands placed upon it. In addition, there could be adverse effects from delays in the development or adoption of new standards and protocols to handle increased demands of internet activity, security, reliability, cost, ease-of-use, accessibility, and quality of service. Further, our platform depends on the quality of our customers' access to the internet. The failure of the internet infrastructure that we or our customers rely on, even for a short period of time, could undermine our operations and harm our results of operations.

Internet access is frequently provided by companies that have significant market power that could take actions that degrade, disrupt, or increase the cost of customer access to our platform, any of which would negatively impact our business. On June 11, 2018, the repeal of the Federal Communications Commission's (the "FCC"), "net neutrality" rules took effect and returned to a "light-touch" regulatory framework. The prior rules were designed to ensure that all online content is treated the same by internet service providers and other companies that provide broadband services. Additionally, on September 30, 2018, California enacted the California Internet Consumer Protection and Net Neutrality Act of 2018, making California the fourth state to enact a state-level net neutrality law since the FCC repealed its nationwide regulations, mandating that all broadband services in California must be provided in accordance with state net neutrality requirements. The U.S. Department of Justice has sued to block the law going into effect, and California has agreed to delay enforcement until the resolution of the FCC's repeal of the federal rules. A number of other states are considering legislation or executive actions that would regulate the conduct of broadband providers. We cannot predict whether the FCC order or state initiatives will be modified, overturned, or vacated by legal action of the court, federal legislation or the FCC. With the repeal of net neutrality rules, network operators may choose to implement usage-based pricing, discount pricing charged to providers of competitive products, otherwise materially change their pricing rates or schemes, charge us to deliver our traffic or throttle its delivery, implement bandwidth caps or other usage restrictions or otherwise try to monetize or control access to their networks, any of which could increase our costs, or those of our customers in accessing our platform, and negatively impact our business and results of operations.

Federal, state, and foreign laws regulate internet tracking software, the sending of commercial emails and text messages, and other activities, which could impact the use of our platform and products, and potentially subject us to regulatory enforcement or private litigation.

We are subject to laws and regulations that govern sending marketing and advertising by electronic means, such as email and telephone. For example, in the United States, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 (the "CAN-SPAM Act"), among other things, obligates the sender of commercial emails to provide recipients with the ability to opt out of receiving future commercial emails from the sender. In addition, the Telephone Consumer Protection Act (the "TCPA") imposes certain notice, consent, and opt-out obligations on companies that send telephone or text communications using automatic telephone dialing systems, or artificial or prerecorded voice to consumers, and provides consumers with private rights of action for violations. The FCC and the FTC have responsibility for regulating various aspects of these laws. Among other requirements, the TCPA requires us to obtain prior express written consent for certain telemarketing calls. Many states have similar consumer protection laws regulating telemarketing. These laws limit our ability to communicate with consumers and reduce the effectiveness of our marketing programs. The TCPA does not currently distinguish between voice and data, and, as such, SMS/MMS messages are also "calls" for the purpose of TCPA obligations and restrictions. For violations of the TCPA, the law provides for a private right of action under which a plaintiff may recover monetary damages of $500 for each call or text made in violation of the prohibitions on calls made using an "artificial or pre-recorded voice" or an automatic telephone dialing system. Various state law equivalents of the TCPA may also provide for monetary damages in amounts greater than those provided for under the TCPA. A court may also treble the amount of damages upon a finding of a "willful or knowing" violation. There is no statutory cap on maximum aggregate exposure. An action may be brought by the FCC, a state attorney general, an individual, or a class of individuals. If in the future we are found to have violated the TCPA, or a state law equivalent, the amount of damages and potential liability could be extensive and adversely impact our business. Accordingly, were such a class certified or if we are unable to successfully defend such a suit, then TCPA or other state law damages could have a material adverse effect on our results of operations and financial condition.

Further, certain states and foreign jurisdictions, such as Australia, Canada, and the EU, have enacted laws that prohibit sending unsolicited marketing emails unless the recipient has provided its prior consent to receipt of such email, or in other words has "opted-in" to receiving it. A requirement that recipients opt into, or the ability of recipients to opt out of, receiving commercial emails may minimize the effectiveness of our marketing, which could adversely affect our ability to attract new customers or entice existing customers to upgrade their subscriptions.

We are required to comply with U.S. economic sanctions, export control and anti-corruption laws, and regulations that could impair our ability to compete in international markets or expose us to liability if we were to violate such laws and regulations.

We are required to comply with U.S. economic sanctions and export control laws and regulations that prohibit the provision of certain products and services to certain targeted countries, governments, and persons. We have adopted a company-wide Trade Compliance Policy and implemented certain precautions to prevent our platform and products from being exported or accessed in violation of U.S. export controls or U.S. sanctions laws and regulations. However, we cannot be certain that each of our employees will fully comply with the Trade Compliance Policy, nor can we be certain that the precautions we take will prevent all violations of these laws.

We have previously identified, and may continue to identify, customer accounts for our platform and products that may originate from, or are intended to benefit, persons in countries that are subject to U.S. embargoes, including transactions or events in or relating to Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine and the so-called Donetsk People's Republic and Luhansk People's Republic regions of Ukraine. In the second quarter of 2021, we submitted a voluntary self-disclosure and a final report to the

U.S. Department of the Treasury's Office of Foreign Assets Control ("OFAC") regarding potential violations of OFAC regulations that may have involved the provision of services to customers in sanctioned countries. OFAC has decided not to pursue any enforcement action against us and the matter has been closed.

During the second quarter of 2022, we began a large-scale relocation effort of our Russia-based workforce to other jurisdictions. On August 3, 2022, we completed the sale of our two Russian subsidiaries, Semrush RU Ltd. and Semrush SM Ltd., in connection with the winding down of our operations in Russia. Our exit from Russia was substantially completed by December 31, 2022. See Note 7 "Exit Costs" to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for further detail on our wind down of our Russian operations. We believe the wind down of our operations in Russia has been and continues to be in compliance with new and evolving sanctions and export control laws, including Executive Order 14071, prohibiting, in part, new investment in Russia.

It is possible that, as part of our compliance efforts, it may be difficult for us to maintain or access software used in our operations as we continue to wind down our operations in Russia. Furthermore, our efforts to comply with U.S. sanctions requirements may cause us to be in conflict with or violate new sanctions imposed by the Russian government in response to sanctions activities by other countries. Any such violations may adversely affect our operations or financial condition.

If we are found to be in violation of U.S. sanctions or export control laws, we may be fined or other penalties could be imposed. Furthermore, the laws and regulations concerning export control and economic sanctions are complex and constantly changing. Changes in export control or economic sanctions laws and enforcement could also result in increased compliance requirements and related costs, which could materially adversely affect our business, results of operations, financial condition, and/or cash flows.

We are also subject to various U.S. and international anti-corruption laws, such as the U.S. Foreign Corrupt Practices Act and the UK Bribery Act, as well as other similar anti-bribery and anti-kickback laws and regulations. These laws and regulations generally prohibit companies and their employees and intermediaries from authorizing, offering, or providing improper payments or benefits to government officials and other recipients for improper purposes. Our exposure for violating these laws may increase as we continue to expand our international presence, and any failure to comply with such laws could harm our business.

Our internal controls over financial reporting currently do not meet all of the standards contemplated by Section 404 of the Sarbanes-Oxley Act of 2002, as amended ("SOX"), and failure to achieve and maintain effective internal controls over financial reporting in accordance with Section 404 of SOX could impair our ability to produce timely and accurate financial statements or comply with applicable regulations and have a material adverse effect on our business. In the future, our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

As a public company, we are subject to certain reporting requirements of the Exchange Act and have significant requirements for enhanced financial reporting and internal controls. Our disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by us in reports we file or submit under the Exchange Act is accumulated and communicated to management, recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments, and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. If we are unable to maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our consolidated financial statements, and harm our operating results. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements or insufficient disclosures due to error or fraud may occur and not be detected.

In addition, we are required, pursuant to Section 404 of the Sarbanes–Oxley Act of 2002, as amended ("SOX"), to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting in our Annual Report on Form 10-K. This assessment includes disclosure of any material weaknesses identified by our management in our internal control over financial reporting. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing, and possible remediation. Testing and maintaining internal controls may divert management's attention from other matters that are important to our business. As an emerging growth company, our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until our annual report for any fiscal year following such date that we are no longer an emerging growth company. If we are not able to complete our initial assessment of our internal controls and otherwise implement the requirements of Section 404 of SOX in a timely manner or with adequate compliance, our independent registered public accounting firm may not be able to certify as to the adequacy of our internal controls over financial reporting. Additionally, when required, an independent assessment of the effectiveness of our internal controls over financial reporting could detect problems that our management's assessment might not. Undetected material weaknesses in our internal controls over financial reporting could lead to financial statement restatements and require us to incur the expense of remediation.

Matters impacting our internal controls may cause us to be unable to report our financial information on a timely basis and thereby subject us to adverse regulatory consequences, including sanctions by the SEC or violations of applicable stock exchange listing rules, which may result in a breach of the covenants under existing or future financing arrangements. There also could be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our consolidated financial statements. Confidence in the reliability of our consolidated financial statements also could suffer if we or our independent registered public accounting firm report a material weakness in our internal controls over financial reporting. This could materially adversely affect us and lead to a decline in the market price of our Class A common stock.

In connection with the preparation of our condensed consolidated financial statements for the quarter ended September 30, 2022, we identified further material weaknesses in our internal control over financial reporting related to deficiencies in our controls over the financial statement close process and the cash disbursement process. Specifically, we identified deficiencies in the design and operation of internal controls over the period-end recognition and cutoff for certain expenses.

We have implemented, and are continuing to implement, measures designed to improve our internal control over financial reporting to remediate these material weaknesses. These measures include formalizing our processes and internal control documentation, strengthening supervisory reviews by our financial management, hiring additional qualified accounting and finance personnel, and engaging financial consultants to enable the implementation of internal control over financial reporting. Additionally, we are implementing certain accounting systems to upgrade our existing systems and to automate certain manual processes.

We expect to incur additional costs to remediate the control deficiencies identified, though there can be no assurance that our efforts will be successful or avoid potential future material weaknesses. If we are unable to successfully remediate our existing or any future material weaknesses in our internal control over financial reporting, or if we identify any additional material weaknesses, the accuracy and timing of our financial reporting may be adversely affected, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting, and our stock price may decline as a result. We also could become subject to investigations by the New York Stock Exchange ("NYSE"), the SEC or other regulatory authorities.

Our internal resources and personnel may in the future be insufficient to avoid accounting errors and there can be no assurance that we will not have additional material weaknesses in the future. Any failure to develop or maintain effective controls or any difficulties encountered implementing required new or improved controls could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our consolidated financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls, procedures, and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the NYSE.

Unanticipated changes in our effective tax rate and additional tax liabilities may impact our financial results.

We are subject to income taxes in the United States and various jurisdictions outside of the United States. Our income tax obligations are generally determined based on our business operations in these jurisdictions. Significant judgment is often required in the determination of our worldwide provision for income taxes. Our effective tax rate could be impacted by changes in the earnings and losses in countries with differing statutory tax rates, changes in non-deductible expenses, changes in excess tax benefits of stock-based compensation, changes in the valuation of deferred tax assets and liabilities and our ability to utilize them, the applicability of withholding taxes, effects from acquisitions, changes in accounting principles and tax laws in jurisdictions where we operate. Any changes, ambiguity, or uncertainty in taxing jurisdictions' administrative interpretations, decisions, policies, and positions could also materially impact our income tax liabilities.

As our business continues to grow and if we become more profitable, we anticipate that our income tax obligations could significantly increase. If our existing tax credits and net operating loss carry-forwards become fully utilized, we may be unable to offset or otherwise mitigate our tax obligations to the same extent as in prior years. This could have a material impact to our future cash flows or operating results.

In addition, recent global tax developments applicable to multinational companies, including certain approaches of addressing taxation of digital economy recently proposed or enacted by the Organisation for Economic Co-operation and Development, the European Commission or certain major jurisdictions where we operate or might in the future operate, might have a material impact to our business and future cash flow from operating activities, or future financial results. We are also subject to tax examinations in multiple jurisdictions. While we regularly evaluate new information that may change our judgment resulting in recognition, derecognition, or changes in measurement of a tax position taken, there can be no assurance that the final determination of any examinations will not have an adverse effect on our operating results and financial position. In addition, our operations may change, which may impact our tax liabilities. As our brand becomes increasingly recognizable both domestically and internationally, our tax planning structure and corresponding profile may be subject to increased scrutiny, and if we are perceived negatively, we may experience brand or reputational harm.

We may also be subject to additional tax liabilities and penalties due to changes in non-income based taxes resulting from changes in federal, state, or international tax laws, changes in taxing jurisdictions' administrative interpretations, decisions, policies and positions, results of tax examinations, settlements or judicial decisions, changes in accounting principles, and changes to the business operations, including acquisitions, as well as the evaluation of new information that results in a change to a tax position taken in a prior period. Any resulting increase in our tax obligation or cash taxes paid could adversely affect our cash flows and financial results.

Our international operations may subject us to greater than anticipated tax liabilities.

We are expanding our international operations to better support our growth into international markets. We are also hiring workers in several jurisdictions outside our local offices. Our corporate structure and associated transfer pricing policies contemplate future growth in international markets, and consider the functions, risks, and assets of the various entities involved in intercompany transactions. The amount of taxes we pay in different jurisdictions may depend on the application of the tax laws of various jurisdictions, including the United States, to our international business activities, changes in tax rates, new or revised tax laws or interpretations of existing tax laws and policies, and our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for pricing intercompany transactions pursuant to our intercompany arrangements or disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a challenge or disagreement were to occur, and our position was not sustained, we could be required to pay additional taxes, interest, and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows, and lower overall profitability of our operations and we may be required to revise our intercompany agreements. Our consolidated financial statements could fail to reflect adequate reserves to cover such a contingency.

Risks Related to Our Intellectual Property

We may not be able to adequately protect our proprietary and intellectual property rights in our data or technology.

Our success is dependent, in part, upon protecting our proprietary information and technology. Our intellectual property portfolio primarily consists of registered and unregistered trademarks, unregistered copyrights, domain names, know-how, and trade secrets. We may be unsuccessful in adequately protecting our intellectual property. No assurance can be given that confidentiality, non-disclosure, or invention or copyright assignment agreements with employees, consultants, partners or other parties have been entered into, will not be breached, or will otherwise be effective in establishing our rights in intellectual property and in controlling access to and distribution of our platform, or certain aspects of our platform, and proprietary information. Further, these agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our platform. Additionally, certain unauthorized use of our intellectual property may go undetected, or we may face legal or practical barriers to enforcing our legal rights even where unauthorized use is detected.

Current laws may not provide for adequate protection of our platform or data, especially in foreign jurisdictions which may have laws that provide insufficient protections to companies. In addition, legal standards relating to the validity, enforceability, and scope of protection of proprietary rights in internet-related businesses are uncertain and evolving, and changes in these standards may adversely impact the viability or value of our proprietary rights. Some license provisions protecting against unauthorized use, copying, transfer, and disclosure of our products, or certain aspects of our platform, or our data may be unenforceable under the laws of certain jurisdictions. Further, the laws of some countries do not protect proprietary rights to the same extent as the laws of the United States, and the laws and mechanisms for protection and enforcement of intellectual property rights in some foreign countries may be inadequate. As we continue to operate in foreign countries and expand our international activities, we have encountered and may in the future encounter challenges in navigating the laws of foreign countries, which may adversely affect our ability to protect our proprietary rights and subject us to claims from current or former personnel and other third parties. Moreover, our exposure to unauthorized copying of certain aspects of our platform, or our data may increase. Further, competitors, foreign governments, foreign government-backed actors, criminals, or other third parties may gain unauthorized access to our proprietary information and technology. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our technology and intellectual property or claiming that we infringe upon or misappropriate their technology and intellectual property.

To protect our intellectual property rights, we may be required to spend significant resources to monitor, protect, and defend these rights, and we may or may not be able to detect infringement by our customers or third parties. Litigation has been and may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Such litigation could be costly, time consuming, and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management's attention and resources, could delay further sales or the implementation of our platform, impair the functionality of our platform, delay introductions of new features, integrations, and capabilities, result in our substituting inferior or more costly technologies into our platform, or injure our reputation. In addition, we may be required to license additional technology from third parties to develop and market new features, integrations, and capabilities, and we cannot be certain that we could license that technology on commercially reasonable terms or at all, and our inability to license this technology could harm our ability to compete.

If third parties claim that we infringe upon or otherwise violate their intellectual property rights, our business could be adversely affected.

We have in the past and may in the future be subject to claims that we have infringed or otherwise violated third parties' intellectual property rights. There is patent, copyright, and other intellectual property development and enforcement activity in our industry and relating to the technology we use in our business. Our future success depends in part on not infringing upon or otherwise violating the intellectual property rights of others. From time to time, our competitors or other third parties (including non-practicing entities and patent holding companies) may claim that we are infringing upon or otherwise violating their intellectual property rights, and we may be found to be infringing upon or otherwise violating such rights. In addition, we do not own any issued, nor do we have any pending patents, which limits our ability to deter patent infringement claims by competitors and other third parties who hold patents. We may be unaware of the intellectual property rights of others that may cover some or all of our current or future technology or conflict with our rights, and the patent, copyright, and other intellectual property rights of others may limit our ability to improve our technology and compete effectively. Any claims of intellectual property infringement or other intellectual property violations, even those without merit, could:

- be expensive and time consuming to defend;

- cause us to cease making, licensing or using our platform or products that incorporate the challenged intellectual property;

- require us to modify, redesign, reengineer or rebrand our platform or products, if feasible;

- divert management's attention and resources; or

- require us to enter into royalty or licensing agreements to obtain the right to use a third-party's intellectual property.

Any royalty or licensing agreements, if required, may not be available to us on acceptable terms or at all. A successful claim of infringement against us could result in our being required to pay significant damages, enter into costly settlement agreements, or prevent us from offering our platform or products, any of which could have a negative impact on our operating profits and harm our future prospects. We may also be obligated to indemnify our customers or business partners in connection with any such litigation and to obtain licenses, modify our platform or products, or refund premium subscription fees, which could further exhaust our resources. Such disputes could also disrupt our platform or products, adversely affecting our customer satisfaction and ability to attract customers.

Our use of "open source" software could negatively affect our ability to offer and sell access to our platform and products, and subject us to possible litigation.

We use open source software in our platform and products, and expect to continue to use open source software in the future. There are uncertainties regarding the proper interpretation of and compliance with open source licenses, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to use such open source software, and consequently to provide or distribute our platform and products. Although use of open source software has historically been free, recently several open source providers have begun to charge license fees for use of their software. If our current open source providers were to begin to charge for these licenses or increase their license fees significantly, we would have to choose between paying such license fees or incurring the expense to replace the open source software with other software or with our own software, which would increase our research and development costs, and have a negative impact on our results of operations and financial condition.

Additionally, we may from time to time face claims from third parties claiming ownership of, or seeking to enforce the terms of, an open source license, including by demanding release of source code for the open source software, derivative works or our proprietary source code that was developed using or that is distributed with such open source software. These claims could also result in litigation and could require us to make our proprietary software source code freely available, require us to devote additional research and development resources to change our platform or incur additional costs and expenses, any of which could result in reputational harm and would have a negative effect on our business and operating results. In addition, if the license terms for the open source software we utilize change, we may be forced to reengineer our platform or incur additional costs to comply with the changed license terms or to replace the affected open source software. Further, use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of software or indemnification for third-party infringement claims. Although we have implemented policies to regulate the use and incorporation of open source software into our platform and products, we cannot be certain that we have not incorporated open source software in our platform and products in a manner that is inconsistent with such policies.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with resellers and other third parties may include indemnification or other provisions under which we agree to indemnify or otherwise be liable to them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our platform, products or other acts or omissions. For some of our larger customers, we sometimes negotiate similar indemnification provisions or indemnification for breaches of our obligations, representations or warranties in the subscription agreement, gross negligence or willful misconduct, breaches of confidentiality, losses related to security incidents, breach of the data processing addendum or violations of applicable law. In some instances, the term of these contractual provisions survives the termination or expiration of the applicable agreement. Large indemnity payments or damage claims from contractual breach could harm our business, operating results, and financial condition.

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From time to time, third parties may assert infringement claims against our customers or resellers. These claims may require us to initiate or defend protracted and costly litigation on behalf of customers and resellers, regardless of the merits of these claims. If any of these claims succeed, we may be forced to pay damages on behalf of our customers and resellers or may be required to obtain licenses for the platform or products they use or resell or modify our platform or products. We may not be able to obtain all necessary licenses on commercially reasonable terms, or at all, or to make such modifications to avoid a claim, in which case our customers and resellers may be required to stop using or reselling our platform or products. Further, customers may require us to indemnify or otherwise be liable to them for breach of confidentiality or failure to implement adequate security measures with respect to their data stored, transmitted, or processed by our employees or platform. Although we normally contractually limit our liability with respect to such obligations, we may still incur substantial liability related to them. Any dispute with a customer with respect to such obligations could have adverse effects on our relationship with that customer and other current and prospective customers, reduce demand for our platform or products, and harm our revenue, business, and operating results.

Risks Related to Ownership of Our Class A Common Stock

We are subject to costs, regulations and requirements as a result of being a public company, which could impair our profitability, make it more difficult to run our business, or divert management's attention from our business.

As a public company, and particularly after we are no longer an emerging growth company, we are required to commit significant resources, management time, and attention to the requirements of being a public company, which causes us to incur significant legal, accounting, and other expenses, including costs associated with public company reporting requirements, and recruiting and retaining independent directors. We also have incurred and will continue to incur costs associated with SOX and the Dodd-Frank Wall Street Reform and Consumer Protection Act and related rules implemented by the SEC and the NYSE, and compliance with these requirements will place significant demands on our legal, accounting, and finance staff and on our accounting, financial, and information systems. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. These rules and regulations may increase our legal and financial compliance costs and to make some activities more time-consuming and costly, and we are currently unable to estimate these costs with any degree of certainty. In addition, we might not be successful in implementing these requirements. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors (the "Board") or Board committees or as our executive officers. Furthermore, if we are unable to continue to satisfy our obligations as a public company, we could be subject to delisting of our Class A common stock, fines, sanctions, and other regulatory action and potentially civil litigation.

An active public market for our Class A common stock may not be sustained and could be highly volatile, and you may not be able to resell your shares at or above your original purchase price, if at all. You may lose all or part of your investment.

We have a limited trading history. Since shares of our Class A common stock were sold in our initial public offering on March 24, 2021 at a price of $14.00 per share, our stock price has ranged from $7.16 to $32.48 through December 31, 2022. If you purchase shares of our Class A common stock, you may not be able to resell those shares at or above the price you paid. The market prices of the securities of other newly public companies have historically been highly volatile. The market price of our Class A common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

- actual or anticipated fluctuations in our results of operations;

- variance in our results of operations from the expectations of market analysts;

- announcements by us or our competitors of significant business developments, changes in service provider relationships, acquisitions or expansion plans;

- changes in the prices of our products;

- our involvement in litigation;

- our sale of Class A common stock or other securities in the future;

- market conditions in our industry;

- changes in key personnel;

- the trading volume of our Class A common stock;

- changes in the estimation of the future size and growth rate of our markets; and

- general economic and market conditions.

In addition, the stock markets have experienced extreme price and volume fluctuations. Broad market and industry factors may materially harm the market price of our Class A common stock, regardless of our results of operation. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against that company. If we were involved in any similar litigation we could incur substantial costs, and our management's attention and resources could be diverted.

If you purchase shares of our Class A common stock, you may not be able to resell those shares at or above the price you originally paid. An active or liquid market in our Class A common stock may not be sustainable, which could adversely affect your ability to sell your shares and could depress the market price of our Class A common stock.

The issuance of additional stock in connection with financings, acquisitions, investments, our stock incentive plans or otherwise will dilute all other stockholders.

Our amended and restated certificate of incorporation authorizes us to issue up to 1,000,000,000 shares of Class A common stock and up to 100,000,000 shares of preferred stock with such rights and preferences as may be determined by our Board. Subject to compliance with applicable rules and regulations, we may issue our shares of Class A common stock or securities convertible into our Class A common stock from time to time in connection with a financing, acquisition, investment, our stock incentive plans or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and cause the trading price of our Class A common stock to decline.

If we do not meet the expectations of equity research analysts, if they do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our Class A common stock, the price of our Class A common stock could decline.

The trading market for our Class A common stock will depend in part on the research and reports that equity research analysts publish about us and our business. The analysts' estimates are based upon their own opinions and are often different from our estimates or expectations. If our results of operations are below the estimates or expectations of public market analysts and investors, our stock price could decline. Moreover, the price of our Class A common stock could decline if one or more securities analysts downgrade our Class A common stock or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

We cannot predict the impact our dual structure may have on the market price of our Class A common stock.

We cannot determine whether our dual class structure, combined with the concentrated control of our stockholders who held our capital stock prior to the completion of our IPO, including our executive officers, employees, and directors and their affiliates, has resulted in or will result in a lower or more volatile market price of our Class A common stock or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple class share structures in certain of their indices. In July 2017, FTSE Russell and Standard & Poor's announced that they would cease to allow most newly public companies utilizing dual or multi-class capital structures to be included in their indices. Under the announced policies, our dual class capital structure would make us ineligible for inclusion in any of these indices. Given the sustained flow of investment funds into passive strategies that seek to track certain indexes, exclusion from stock indexes would likely preclude investment by many of these funds and could make our Class A common stock less attractive to other investors. As a result, the market price of our Class A common stock could be adversely affected.

The dual class structure of our common stock has the effect of concentrating voting control with those stockholders who held our capital stock prior to the completion of our IPO, including our directors, executive officers, and their affiliates, who as of March 3, 2023 held in the aggregate 89% of the voting power of our capital stock, which will limit or preclude your ability to influence corporate matters.

Our Class B common stock has ten votes per share, and our Class A common stock has one vote per share. As of March 3, 2023, our directors, executive officers, and their affiliates, held in the aggregate 89% of the voting power of our capital stock. Because of the ten-to-one voting ratio between our Class B common stock and Class A common stock, the holders of our Class B common stock collectively will continue to control a majority of the combined voting power of our common stock and therefore will be able to control all matters submitted to our stockholders for approval until the earlier of (a) March 24, 2028 (b) such time as the outstanding shares of Class B common stock represent less than ten percent of the aggregate number of shares of our outstanding common stock and (c) the date the holders of two-thirds of our Class B common stock elect to convert the Class B common stock to Class A common stock. This concentrated control may limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our stockholders.

Future transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock, subject to limited exceptions, such as certain transfers effected for estate planning purposes. The conversion of Class B common stock to Class A common stock will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term.

We do not expect to declare any dividends in the foreseeable future.

We do not anticipate declaring any cash dividends to holders of our common stock in the foreseeable future. In addition, our credit facility places restrictions on our ability to pay cash dividends. Consequently, investors may need to rely on sales of their Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our Class A common stock.

General Risk Factors

We are an emerging growth company and we cannot be certain that the reduced disclosure requirements applicable to emerging growth companies will not make our Class A common stock less attractive to investors.

We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act (the "JOBS Act"). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

For as long as we continue to be an emerging growth company, we also intend to take advantage of certain other exemptions from various reporting requirements that are applicable to other public companies including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements, and registration statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our Class A common stock less attractive because we will rely on these exemptions. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.

We will remain an emerging growth company until the earliest of (i) the last day of the year in which we have total annual gross revenue of $1.07 billion or more, (ii) December 31, 2026, (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years, or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

Provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current Board, and limit the market price of our Class A common stock.

Provisions in our amended and restated certificate of incorporation and second amended and restated bylaws may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and second amended and restated bylaws, include provisions that:

- provide that the authorized but unissued shares of our common stock and our preferred stock are available for future issuance without stockholder approval;

- provide that our Board is classified into three classes of directors with staggered three-year terms;

- permit the Board to establish the number of directors and fill any vacancies and newly created directorships;

- require super-majority voting to amend some provisions in our amended and restated certificate of incorporation and second amended and restated bylaws;

- authorize the issuance of "blank check" preferred stock that our Board could use to implement a stockholder rights plan;

- provide that only the Chairperson of our Board, our Chief Executive Officer, or a majority of our Board will be authorized to call a special meeting of stockholders;

- provide for a dual class common stock structure in which holders of our Class B common stock have the ability to control the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the outstanding shares of our Class A and Class B common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets;

- prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

- provide that the Board is expressly authorized to make, alter or repeal our bylaws; and

- advance notice requirements for nominations for election to our Board or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

Moreover, Section 203 of the Delaware General Corporation Law may discourage, delay, or prevent a change in control of our company. Section 203 imposes certain restrictions on mergers, business combinations, and other transactions between us and holders of 15% or more of our common stock.

Our second amended and restated bylaws designate certain courts as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our second amended and restated bylaws provide that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any state law claim for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of or based on a fiduciary duty owed by any of our current or former directors, officers, or employees to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our second amended and restated bylaws (including the interpretation, validity or enforceability thereof) or (iv) any action asserting a claim that is governed by the internal affairs doctrine, in each case subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein, (the "Delaware Forum Provision"). The Delaware Forum Provision will not apply to any causes of action arising under the Securities Act or the Exchange Act. Our second amended and restated bylaws further provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act (the "Federal Forum Provision"). In addition, our second amended and restated bylaws provide that any person or entity purchasing or otherwise acquiring any interest in shares of our common stock is deemed to have notice of and consented to the foregoing provisions; provided, however, that stockholders cannot and will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

The Delaware Forum Provision and the Federal Forum Provision in our second amended and restated bylaws may impose additional litigation costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware. Additionally, the forum selection clauses in our second amended and restated bylaws may limit our stockholders' ability to bring a claim in a forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage such lawsuits against us and our directors, officers and employees even though an action, if successful, might benefit our stockholders. In addition, while the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court were "facially valid" under Delaware law, there is uncertainty as to whether other courts will enforce our Federal Forum Provision. If the Federal Forum Provision is found to be unenforceable, we may incur additional costs associated with resolving such matters. The Federal Forum Provision may also impose additional litigation costs on stockholders who assert that the provision is not enforceable or invalid. The Court of Chancery of the State of Delaware and the federal district courts of the United States may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our headquarters are located at 800 Boylston Street, Suite 2475, Boston, Massachusetts, USA 02199, where we lease 16,467 square feet of office space. The lease expires in 2027. We use this facility for administration, sales and marketing, technology and development and professional services. We had previously leased a facility containing 122,031 square feet of office space in Saint Petersburg, Russia, which was terminated as of August 2022. Additionally, we lease 39,877 square feet of office space in Prague, Czech Republic, 19,763 square feet of office space in Barcelona, Spain, 13,605 square feet of office space in Limassol, Cyprus, 10,450 square feet of office space in Trevose, Pennsylvania, 4,097 square feet of office space in Philadelphia, Pennsylvania, and 4,365 square feet of office space in Dallas, Texas. The leases expire at various dates between 2023 and 2027, respectively. We rent serviced office spaces with 25 or more desks in Amsterdam, Netherlands; Belgrade, Serbia; Berlin, Germany; and Yerevan, Armenia. The service office contracts have expirations during 2023, with the exception of Yerevan, which expires in 2024. We believe that these facilities are generally suitable to meet our current needs.

We operate two data centers in Ashburn, Virginia and one in Atlanta, Georgia. We also operate two locations in Google Cloud, one in Virginia and one in South Carolina. Our data center leases expire between fiscal years 2024 and 2025. We have excess capacity built into our primary data center leases to accommodate infrastructure growth within the lease periods should we need to add more space or power to our existing footprint. See Note 3 "Leases" to the audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K for additional information on our data centers.

Item 3. Legal Proceedings

From time to time we may become in involved in legal proceedings or be subject to claims arising in the ordinary course of our business. Although the results of litigation and claims cannot be predicted with certainty, we currently believe that the ultimate costs to resolve any pending matter will not have a material adverse effect on our business, operating results, financial condition, or cash flows. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Item 4. Mine Safety Disclosures

None.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities

Market Information

Our Class A common stock is listed on the New York Stock Exchange under the symbol "SEMR" since March 2021. Prior to that date, there was no public market for our Class A common stock.

Our Class B common stock is neither listed nor traded.

Stockholders

As of March 10, 2023, we had 15 holders of record of our Class A common stock and 5 holders of record of our Class B common stock. The actual number of Class A beneficial stockholders is greater than the number of holders of record because a large portion of our Class A common stock is held in street name by brokers and other nominees.

Dividend Policy

We have never declared or paid any cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not expect to pay any dividends on our common stock in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions, and other factors that our board of directors may deem relevant. In addition, our credit facility places restrictions on our ability to pay cash dividends.

Use of Proceeds from Registered Securities

On March 29, 2021, we closed the IPO, in which we issued 10,000,000 shares of Class A common stock, and on April 23, 2021 we closed the partial exercise of the underwriter's option to purchase additional shares of our Class A common stock, in which we issued an additional 719,266 shares of Class A common stock, at a price to the public of $14.00 for aggregate net proceeds of $135.9 million after deducting underwriting discounts, commissions and expenses payable by us.

The offer and sale of all of the shares in the IPO were registered under the Securities Act pursuant to the prospectus filed with the SEC on March 25, 2021 in connection with the IPO (the "Prospectus"). No payments were made by us to directors, officers or persons owning ten percent or more of our common stock or to their associates, or to our affiliates, other than payments in the ordinary course of business to officers for salaries and to non-employee directors pursuant to our director compensation policy.

There has been no material change in the planned use of proceeds from the IPO as described in the Prospectus. We invested the funds received in accordance with our Board approved investment policy, which provides for investments in obligations of the U.S. and foreign governments, money market instruments, registered money market funds, corporate and municipal bonds.

Issuer Purchases of Equity Securities

None.

Item 6. [Reserved]

       Not applicable.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K. Some of the information contained in this discussion and analysis, including information with respect to our planned investments in our research and development, sales and marketing, and general and administrative functions, contains forward-looking statements based upon current plans, beliefs, and expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under the section titled "Special Note Regarding Forward-Looking Statements" and Item 1A. Risk Factors included elsewhere in this Annual Report on Form 10-K. This section of this Annual Report on Form 10-K discusses 2022 and 2021 items and year-to-year comparisons between 2022 and 2021. Discussions of 2020 items and year-to-year comparisons between 2021 and 2020 can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 18, 2022. The period-to-period comparison of financial results is not necessarily indicative of future results.

Company Overview

We are a leading online visibility management SaaS platform, enabling companies globally to identify and reach the right audience in the right context and through the right channels. Online visibility represents how effectively companies connect with consumers across a variety of digital channels, including search, social and digital media, digital public relations, and review websites. Our proprietary SaaS platform enables us to aggregate and enrich trillions of data points collected from hundreds of millions of unique domains, social media platforms, online ads, and web traffic. This allows our customers to understand trends, derive unique and actionable insights to improve their websites and social media pages, and distribute highly relevant content to their targeted customers across channels to drive high quality traffic.

On March 29, 2021, we completed our IPO in which we issued and sold 10,000,000 shares of our Class A common stock at a public offering price of $14.00 per share for aggregate gross proceeds of $140.0 million. We received approximately $126.6 million in net proceeds after deducting underwriting discounts, commissions and offering expenses. On April 20, 2021, the underwriters of our IPO partially exercised their option to purchase additional shares of Class A common stock. In connection with the closing of the partial exercise on April 23, 2021, the underwriters purchased 719,266 shares of our Class A common stock for net proceeds to us of $9.2 million. In connection with the closing of the IPO, all of the outstanding shares of our preferred stock and common stock automatically converted into 124,902,093 shares of Class B common stock.

On November 23, 2021, we closed our follow-on offering (the "Follow-On Offering") in which we sold 4,000,000 shares of our Class A common stock at a price to the public of $20.50 per share. We received $77.9 million in net proceeds after deducting underwriting discounts, commissions and offering expenses. Selling stockholders sold an aggregate of 1,000,000 shares of Class A common stock in the Follow-On Offering.

Since our founding in 2008, we have achieved a number of significant milestones, including:

- **2010:** Surpassed 1,000 customers;

- **2012:** Started expansion into SEO software, launched Position Tracking, and opened our first U.S. office near Philadelphia, Pennsylvania;

- **2014:** Continued expansion of SEO capabilities with Site Audit tool;

- **2015:** Surpassed 10,000 customers and launched Social Media tools;

- **2016:** Launched Content Marketing and Digital PR tools;

- **2017:** Completed our first round of financing led by entities affiliated with Siguler Guff & Company and introduced collaboration features, including the ability to add users and share projects and received U.S. and UK search awards for the "Best SEO Software Suite";

- **2018:** Completed another round of financing led by Greycroft and e.ventures, relocated headquarters to Boston, Massachusetts, and opened an office in Dallas, Texas, surpassed $70 million in ARR, and launched our first add-on offering, Local Listings;

- **2019:** Surpassed 50,000 customers and $100 million in ARR, and launched our second add-on offering, our competitive intelligence tool;

- **2020:** Acquired Prowly, received multiple awards, including "Best SEO Software Suite" and "Best Search Software Tool" according to the European Search Awards, and our headcount grew to more than 900 employees globally;

- **2021**: Completed our IPO and the Follow-On Offering and surpassed $200 million in ARR; and

- **2022**: Acquired Backlinko and Kompyte, continued expansion of our App Center to 37 apps including 17 third-party apps, increased the number of customers that pay more than $10,000 annually by more than 50% year over year.

We generate substantially all of our revenue from monthly and annual subscriptions to our online visibility management platform under a SaaS model. Subscription revenue is recognized ratably over the contract term beginning on the date the product is made available to customers.

We have one reportable segment. See Note 16 to the audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K for more information.

Our subscription model enables our paying customers to choose among tiered plans for a majority of our products to meet their specific needs. Our multi-price point pricing for our core product ranges between $100 and $400 per month or $1,000 to $4,000 per year for customers who purchased our core product prior to January 4, 2021 and do not let their subscriptions lapse, and between $119.95 and $449.95 per month or $1,199 to $4,499 per year for new customers since January 4, 2021, with each price point providing an incremental level of access to our products and usage limits. Within our subscription tiers, customers have the ability to purchase increased usage limits by adding the ability to create additional projects, keywords to track, and seat licenses without moving to a higher price point plan. We have a demonstrated track record of customers consistently upgrading to higher price point plans to get access to incremental functionality and usage limits. Additionally, we offer add-ons that are not included in our subscription plans and are sold on a one-time or monthly basis depending on the add-on.

Since inception, we have managed our rapid growth with discipline and efficiency. We generated revenue of $254.3 million and $188.0 million for the years ended December 31, 2022 and 2021, respectively, representing growth of 35% year over year. Our revenue grew at a compound annual growth rate of 46% between the years ended December 31, 2017 and December 31, 2022. Our net loss for the years ended December 31, 2022 and 2021 was $33.8 million and $3.3 million, respectively.

We believe that the growth of our business and our operating results will be dependent upon many factors, including our ability to acquire new and retain existing paying customers, increase revenue from existing paying customers, and sustain and adapt to product and technology innovation. While these areas present significant opportunities for us, they also pose challenges and risks that we must successfully address in order to sustain the growth of our business and improve our operating results.

While we have experienced rapid growth and increased demand for our products over the last few years, we expect to continue to incur losses in the short term and may not be able to achieve profitability. Our marketing is focused on building our brand reputation, increasing market awareness of our platform and products, and driving customer demand and a strong sales pipeline. We believe that these efforts will result in an increase in our paying customer base, revenues, and improved operating margins in the long term. To manage any future growth effectively, we must continue to improve and expand our information technology and financial infrastructure, our operating and administrative systems and controls, and our ability to manage headcount, capital, and processes in an efficient manner. Additionally, we face intense competition in our market, and to succeed, we need to innovate and offer products that are differentiated from point solutions that address aspects of online visibility management. We must also effectively hire, retain, train, and motivate qualified personnel and senior management. If we are unable to successfully address these challenges, our business, operating results, and prospects could be adversely affected.

Key Factors Affecting Our Performance

There are a number of factors that have impacted, and we believe will continue to impact, our results of operations and growth. These factors include:

Acquiring New Paying Customers

We expect increasing demand for third-party online visibility software to accelerate adoption of our platform. Our recurring subscription model provides significant visibility into our future results and we believe ARR is the best indicator of the scale of our platform, while mitigating fluctuations due to seasonality and contract term. We define ARR as of a given date as the monthly recurring revenue that we expect to contractually receive from all paid subscription agreements that are actively generating revenue as of that date multiplied by 12. We include both monthly recurring paid subscriptions, which renew automatically unless cancelled, as well as annual recurring paid subscriptions so long as we do not have any indication that a customer has cancelled or intends to cancel its subscription and we continue to generate revenue from them. As of December 31, 2022 and 2021, we had more than 95,000 paying customers and 82,000 paying customers, respectively, accounting for $275.1 million and $215.7 million in ARR, respectively.

Retaining and Expanding Sales to Our Existing Customers

We serve a diverse customer base across a variety of sizes and industries that is focused on maximizing their online visibility. We believe there is a significant opportunity to expand within our existing customer base as customers often initially purchase our entry-level subscription, which offers lower usage limits and limited user licenses, as well as fewer features. We have demonstrated the ability to expand contract values with our existing customers as they use our products and recognize the critical nature of our platform and often seek premium offerings through incremental usage, features, add-ons, and additional user licenses.

Our sales team is largely focused on driving account expansion by encouraging our customers to fully recognize the potential benefit from our comprehensive platform. As a result, we have become increasingly efficient at acquiring customers who increase their spend with us over time. The chart below illustrates the subscription revenue from each customer cohort based on the year in which they became customers during the year presented. As indicated in the chart, our customer cohorts typically experience their lowest dollar-based net revenue retention rate during their second full year after becoming a customer, after which the dollar-based net revenue retention rate typically improves and we are able to drive increased spending across the remaining customers within the cohort.



Annual Subscription Revenue by Cohort

Our dollar-based net revenue retention rate enables us to evaluate our ability to retain and expand subscription revenue generated from our existing customers. Our dollar-based net revenue retention rate as of December 31, 2022 and 2021 was approximately 118% and 126%, respectively.

We calculate our dollar-based net revenue retention rate as of the end of a period by using (a) the revenue from our customers during the twelve month period ending one year prior to such period as the denominator and (b) the revenue from those same customers during the twelve months ending as of the end of such period as the numerator. This calculation excludes revenue from new customers and any non-recurring revenue.

We have successfully increased ARR per paying customer over time and believe this metric is an indicator of our ability to grow the long-term value of our platform. We expect ARR per paying customer to continue to increase as customers adopt our premium offerings, and we continue to introduce new products and functionality. Our ARR per paying customer as of December 31, 2022 and 2021 was $2,868 and $2,631, respectively. We define ARR per paying customer as of a given date as ARR from our paying customers as of that date divided by the number of paying customers as of that date. We define the number of paying customers as the number of unique business and individual customers as of a given date. We define a business customer as all accounts that contain a common non-individual business email domain (e.g., all subscriptions with an email domain of @XYZ.com will be considered to be one customer), and an individual customer as an account that uses an individual non-business email domain.

Sustaining Product and Technology Innovation

We have a strong track record of developing new products that have high adoption rates among our paying customers. Our product development organization plays a critical role in continuing to enhance the effectiveness and differentiation of our technology in an evolving landscape and maximizing retention of our existing customers. We intend to continue investing in product development to improve our data assets, expand our products, and enhance our technological capabilities.

Non-GAAP Financial Measures

In addition to our financial results determined in accordance with U.S. generally accepted accounting principles ("GAAP"), we believe that free cash flow and free cash flow margin, each a non-GAAP financial measure, are useful in evaluating the performance of our business.

Free cash flow and free cash flow margin

We define free cash flow, a non-GAAP financial measure, as net cash provided by operating activities less purchases of property and equipment and capitalized software development costs. We define free cash flow margin as free cash flow divided by total revenue. We monitor free cash flow and free cash flow margin as two measures of our overall business performance, which enables us to analyze our future performance without the effects of non-cash items and allows us to better understand the cash needs of our business. While we believe that free cash flow and free cash flow margin are useful in evaluating our business, free cash flow and free cash flow margin are each a non-GAAP financial measure that have limitations as an analytical tool, and free cash flow and free cash flow margin should not be considered as an alternative to, or substitute for, net cash used in operating activities in accordance with GAAP. The utility of each of free cash flow and free cash flow margin as a measure of our liquidity is further limited as each measure does not represent the total increase or decrease in our cash balance for any given period. In addition, other companies, including companies in our industry, may calculate free cash flow and free cash flow margin differently or not at all, which reduces the usefulness of free cash flow and free cash flow margin as tool for comparison. A summary of our cash flows from operating, investing, and financing activities is provided below. We recommend that you review the reconciliation of free cash flow to net cash used in operating activities, the most directly comparable GAAP financial measure, and the reconciliation of free cash flow margin to net cash used in operating activities (as a percentage of revenue), the most directly comparable GAAP financial measure, provided below, and that you not rely on free cash flow, free cash flow margin or any single financial measure to evaluate our business.

	Year Ended December 31,	
	2022	2021
	(in thousands)	
Net cash (used in) provided by operating activities	$ (9,624)	$ 23,761
Net cash used in investing activities	(179,832)	(4,633)
Net cash (used in) provided by financing activities	(345)	215,324
Effect of exchange rate changes on cash and cash equivalents	(275)	(230)
Net (decrease) increase in cash, cash equivalents and restricted cash	$ (190,076)	$ 234,222

	Year Ended December 31,	
	2022	2021
	(in thousands)	
Net cash (used in) provided by operating activities	$ (9,624)	$ 23,761
Purchases of property and equipment	(4,234)	(2,380)
Capitalization of internal-use software costs	(1,706)	(1,403)
Free cash flow	$ (15,564)	$ 19,978

	Year Ended December 31,	
	2022	**2021**
Net cash (used in) provided by operating activities (as a percentage of revenue)	(3.8)%	12.6 %
Purchases of property and equipment (as a percentage of revenue)	(1.7)%	(1.3)%
Capitalization of internal-use software costs (as a percentage of revenue)	(0.7)%	(0.7)%
Free cash flow margin	(6.1)%	10.6 %

Components of our Results of Operations

Revenue

We generate nearly all of our revenue from subscriptions to our online visibility management platform under a SaaS model. Subscription revenue is recognized ratably over the contract term beginning on the date on which we provide the customer access to our platform. Our customers do not have the right to take possession of our software. Our subscriptions are generally non-cancellable during the contractual subscription term, however our subscription contracts contain a right to a refund if requested within seven days of purchase.

We offer our paid products to customers via monthly or annual subscription plans, as well as one-time and ongoing add-ons. Our subscription-based model enables customers to select a plan based on their needs and license our platform on a per user per month basis.

As of December 31, 2022 and 2021, we served over 95,000 and 82,000 paying customers, respectively, in various industries. Our revenue is not concentrated with any single customer or industry. For the years ended December 31, 2022 and 2021 no single customer accounted for more than 1% of our revenue.

Cost of Revenue

Cost of revenue primarily consists of expenses related to hosting our platform, acquiring data, and providing support to our customers. These expenses are comprised of personnel and related costs, including salaries, benefits, incentive compensation, and stock-based compensation expense related to the management of our data centers, our customer support team, and data acquisition costs. In addition to these expenses, we incur third-party service provider costs, such as data center and networking expenses, allocated overhead costs, depreciation and amortization expense associated with our property and equipment, and amortization of capitalized software development costs and intangible assets acquired through business combinations and asset acquisitions. We allocate overhead costs, such as rent and facility costs, certain information technology costs, and employee benefit costs to all departments based on headcount. As such, general overhead expenses are reflected in cost of revenue and each operating expense category.

We expect our cost of revenue to increase in absolute dollars due to expenditures related to the purchase of hardware, data, expansion, and support of our data center operations and customer support teams. We also expect that cost of revenue as a percentage of revenue will decrease over time as we are able to achieve economies of scale in our business, although it may fluctuate from period to period depending on the timing of significant expenditures. To the extent that our customer base grows, we intend to continue to invest additional resources in expanding the delivery capability of our products and other services. The timing of these additional expenses could affect our cost of revenue, both in terms of absolute dollars and as a percentage of revenue in any particular quarterly or annual period.

Operating Expenses

Research and Development

Research and development expenses primarily consist of personnel and related costs, including salaries, benefits, incentive compensation, stock-based compensation, and allocated overhead costs. Research and development expenses also include depreciation expense and other expenses associated with product development. Other than internal-use software costs that qualify for capitalization, research and development costs are expensed as incurred. We plan to increase the dollar amount of our investment in research and development for the foreseeable future as we focus on developing new products, features, and enhancements to our platform. We believe that investing in the development of new products, features, and enhancements improves customer experience, makes our platform more attractive to new paying customers and provides us with opportunities to expand sales to existing paying customers and convert free customers to paying customers.

Sales and Marketing

Sales and marketing expenses primarily consist of personnel and related costs directly associated with our sales and marketing department, including salaries, benefits, incentive compensation, and stock-based compensation, online advertising expenses, and marketing and promotional expenses, as well as allocated overhead costs. We expense all costs as they are incurred, excluding sales commissions identified as incremental costs to obtain a contract, which are capitalized and amortized on a straight-line basis over the average period of benefit, which we estimate to be two years. We expect that our sales and marketing expenses will continue to increase in both absolute dollars and as a percentage of revenue in the year ending December 31, 2023 as compared to the year ended December 31, 2022. New sales personnel require training and may take several months or more to achieve productivity; as such, the costs we incur in connection with the hiring of new sales personnel in a given period are not typically offset by increased revenue in that period and may not result in new revenue if these sales personnel fail to become productive. We expect to increase our investment in sales and marketing as we add new services, which will increase these expenses in absolute dollars. Over the long term, we believe that sales and marketing expenses as a percentage of revenue will vary depending upon the mix of revenue from new and existing customers, as well as changes in the productivity of our sales and marketing programs.

General and Administrative

General and administrative expenses primarily consist of personnel and related expenses, including salaries, benefits, incentive compensation, and stock-based compensation, associated with our finance, legal, human resources, and other administrative employees. Our general and administrative expenses also include professional fees for external legal, accounting, and other consulting services, insurance, depreciation and amortization expense, as well as allocated overhead. We expect to increase the size of our general and administrative functions to support the growth of our business. We expect to continue to incur expenses as a result of operating as a public company, including costs to comply with rules and regulations applicable to companies listed on a U.S. securities exchange, costs related to compliance and reporting obligations pursuant to the rules and regulations of the SEC, increases in insurance premiums, investor relations, and professional services. We expect the dollar amount of our general and administrative expenses to increase for the foreseeable future. However, we expect our general and administrative expenses to decrease as a percentage of revenue over time.

Exit Costs

The costs associated with the winding down of our operations in Russia are included in the consolidated statements of operations in our (loss) income from continuing operations under the line item, *Exit Costs*. Exit costs in connection with the winding down of our operations in Russia include employee severance and fringe benefit costs, the loss on the sales of our Russian subsidiaries, and other associated relocation costs. We do not expect the remaining exit costs associated with the winding down of our operations in Russia to be material in future periods.

Other Income (Expense), Net

Included in other income (expense), net are foreign currency transaction gains and losses. In accordance with ASC 830, *Foreign Currency Matters*, we redetermined our functional currencies of our international locations as of January 1, 2022, when it was determined the local currencies for these regions were most appropriate, with the exception of Russia where the U.S. dollar was the functional currency. Accordingly, for the year ended December 31, 2022, the functional currencies of our international locations were the local currencies for these regions, except for Russia. As of August 10, 2022, we no longer have operating subsidiaries in Russia. For the years ended December 31, 2021 and 2020, the functional currency of our international operations was the U.S. dollar except for Prowly, which is the Polish Zloty. Any differences resulting from the re-measurement of assets and liabilities denominated in a currency other than the functional currency are recorded within other income (expense), net. We expect our foreign currency exchange gains and losses to continue to fluctuate in the future as foreign currency exchange rates change. Interest expense is related to our outstanding revolving credit facility, as well as interest associated with outstanding finance leases.

Other income (expense), net also includes amounts for interest income and expense, other miscellaneous income and expense, and gains and losses unrelated to our core operations. We have elected the fair value option in respect to the accounting for our convertible note investments, allowing for increases and decreases in the fair value of such investments to be recorded to other income (expense), net for each reporting period.

Income Tax Provision

We operate in several tax jurisdictions and are subject to taxes in each country or jurisdiction in which we conduct business. We account for income taxes in accordance with the asset and liability method. Under this method, deferred tax assets and liabilities are recognized based on temporary differences between the financial reporting and income tax bases of assets and liabilities using statutory rates. In addition, this method requires a valuation allowance against net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. To date, we have incurred cumulative net losses and maintain a full valuation allowance on our net deferred tax assets. We expect this trend to continue for the foreseeable future. Our tax expense for the years ended December 31, 2022 and 2021 primarily relates to income earned in certain foreign jurisdictions.

Results of Operations for the Years Ended December 31, 2022 and 2021

The following tables set forth information comparing our results of operations in dollars and as a percentage of total revenue for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	For the Year Ended December 31,	
	2022	2021
	(in thousands)	
Revenue	$ 254,316	$ 188,001
Cost of revenue (1)	48,553	41,934
Gross profit	205,763	146,067
Operating expenses		
Sales and marketing (1)	126,889	81,122
Research and development (1)	41,204	24,322
General and administrative (1)	62,779	43,116
Exit costs	11,264	—
Total operating expenses	242,136	148,560
Loss from operations	(36,373)	(2,493)
Other income (expense), net	3,456	(522)
Loss before income taxes	(32,917)	(3,015)
Provision for income taxes	931	270
Net loss	$ (33,848)	$ (3,285)

(1)   Includes stock-based compensation expense as follows:

	For the Year Ended December 31,	
	2022	2021
	(in thousands)	
Cost of revenue	$ 74	$ 37
Sales and marketing	2,235	405
Research and development	1,123	348
General and administrative	3,961	1,952
Total stock-based compensation	$ 7,393	$ 2,742

The following table sets forth our consolidated statements of operations data expressed as a percentage of revenue for the periods indicated (amounts may not sum due to rounding):

	For the Year Ended December 31,	
	2022	2021
	(in thousands)	
Revenue	100 %	100 %
Cost of revenue	19 %	22 %
Gross profit	81 %	78 %
Operating expenses		
Sales and marketing	50 %	43 %
Research and development	16 %	13 %
General and administrative	25 %	23 %
Exit costs	4 %	— %
Total operating expenses	95 %	79 %
Loss from operations	(14)%	(1)%
Other income (expense), net	1 %	— %
Loss before income taxes	(13)%	(2)%
Provision for income taxes	— %	— %
Net loss	(13)%	(2)%

Comparison of the Years Ended December 31, 2022 and 2021

Revenue

Our revenue during the years ended December 31, 2022 and 2021 was as follows:

	For the Year Ended December 31,		Change	
	2022	2021	Amount	%
	(dollars in thousands)			
Revenue	$ 254,316	188,001	$ 66,315	35 %

Revenue increased by $66.3 million year over year. The majority of this increase was driven by an increase in the number of paying customers to more than 95,000 as of December 31, 2022 from more than 82,000 as of December 31, 2021. The increase in revenue for the year ended December 31, 2022 was also driven by growth in user licenses per customer, add-ons, and attach rates. We define attach rates as the ratio of the number of paying customers who purchase specific add-ons to the number of total paying customers.

Revenue based upon the locations of our paying customers during the years ended December 31, 2022 and 2021 was as follows:

	For the Year Ended December 31,	
	2022	2021
	(in thousands)	
Revenue:		
United States	$ 119,775	$ 85,642
United Kingdom	25,669	19,625
Other	108,872	82,734
Total revenue	$ 254,316	$ 188,001

Cost of Revenue, Gross Profit and Gross Margin

	For the Year Ended December 31,		Change	
	2022	2021	Amount	%
	(dollars in thousands)			
Cost of revenue	$ 48,553	$ 41,934	$ 6,619	16 %
Gross profit	$ 205,763	$ 146,067	$ 59,696	41 %
Gross margin	81 %	78 %		

The increase in cost of revenue for the year ended December 31, 2022 compared to the year ended December 31, 2021 was primarily due to the following changes:

	Change
	2022-2021
	(in thousands)
Personnel costs	$ 2,327
Hosting fees	(933)
Integration and data costs	2,384
Merchant fees	2,033
Depreciation and amortization	530
Other	278
Cost of revenue	$ 6,619

For the year ended December 31, 2022, cost of revenue increased by $6.6 million. Integration and data costs increased primarily as a result of increasing costs incurred related to new products and customer growth. Merchant fees increased commensurate with revenue growth. Personnel costs increased primarily as a result of a 32% increase in headcount as we continue to grow our customer support team to support our customer growth. Additionally, depreciation and amortization expense increased as a result of an increase in amortization of purchased intangibles associated with the Kompyte acquisition during 2022. These increases were partially offset by a decrease in hosting fees as a result of the relocation of data centers during the year ended December 31, 2022.

Operating Expenses

Sales and Marketing

	Year Ended December 31,		Change	
	2022	**2021**	**Amount**	**%**
	(dollars in thousands)			
Sales and marketing	$ 126,889	$ 81,122	$ 45,767	56 %
Percentage of total revenue	50 %	43 %		

The increase in sales and marketing expense for the year ended December 31, 2022 compared to the year ended December 31, 2021 was primarily due to the following:

	Change
	(in thousands)
Marketing and advertising expense	$ 23,642
Personnel costs	20,064
Other	2,061
Sales and marketing	$ 45,767

For the year ended December 31, 2022, sales and marketing expense increased by $45.8 million. Marketing and advertising expense increased by $23.6 million as we continue to focus on acquiring new paying customers. Personnel costs increased by $20.1 million, primarily as a result of a 38% increase in headcount as we continue to expand our sales teams to grow our customer base as well as the costs associated with operating in higher cost locations. Personnel costs include the amortization of capitalized commission costs, which increased year over year, partially due to the amortization of commissions paid in prior periods, as well as expense associated with the amortization of commissions paid and capitalized during 2022, which increased due to the overall growth in sales. It was also driven by a $1.8 million increase in stock-based compensation compared to the year ended December 31, 2021 applicable to these teams.

Research and Development

	Year Ended December 31,		Change	
	2022	**2021**	**Amount**	**%**
	(dollars in thousands)			
Research and development	$ 41,204	$ 24,322	$ 16,882	69 %
Percentage of total revenue	16 %	13 %		

For the year ended December 31, 2022, research and development costs increased by $16.9 million, primarily as a result of a 40% increase in headcount and higher personnel costs due to the competitive labor market, as compared to the year ended December 31, 2021, as we continued to expand our product development teams as well as the costs associated with operating in higher costs locations. It was also driven by a $0.8 million increase in stock-based compensation compared to the year ended December 31, 2021 applicable to these teams.

General and administrative

| | Year Ended December 31, | | Change | |
	2022	2021	Amount	%
	(dollars in thousands)			
General and administrative	$ 62,779	$ 43,116	$ 19,663	46 %
Percentage of total revenue	25 %	23 %		

The increase in general and administrative expense for the year ended December 31, 2022 compared to the year ended December 31, 2021 was primarily due to the following:

	Change
	(in thousands)
Personnel costs	$ 6,236
Dues and subscriptions	1,480
Professional services	7,395
Business Insurance	590
Rent and office expenses	2,134
Other	1,828
General and administrative	$ 19,663

For the year ended December 31, 2022, general and administrative expense increased by $19.7 million. Professional services increased by $7.4 million, which was primarily driven by a $6.0 million increase in consulting fees and, to a lesser degree, increases in accounting, audit and legal fees. Personnel costs increased by $6.2 million, which was primarily driven by a 41% increase in headcount as compared to the year ended December 31, 2021 as we continued to expand our accounting and reporting, legal and compliance, and internal support teams. It was also driven by a $2.0 million increase in stock-based compensation compared to the year ended December 31, 2021 applicable to these teams. Rent and office expenses increased by $2.1 million, which was primarily driven by increases in office rent of $1.0 million, other office expenses of $0.4 million and office equipment expenses of $0.4 million.

Other Income (Expense), Net

| | Year Ended December 31, | | Change | |
	2022	2021	Amount	%
	(dollars in thousands)			
Other income (expense), net	$ 3,456	$ (522)	$ 3,978	(762)%
Percentage of total revenue	1 %	— %		

The change in other income (expense), net for the year ended December 31, 2022 compared to the year ended December 31, 2021 was primarily due to an increase in interest income of $3.2 million, as well as an increase in other income of $2.1 million, partially offset by an increase in foreign exchange losses of $1.3 million.

Provision for Income Taxes

	Year Ended December 31,		Change	
	2022	**2021**	**Amount**	**%**
	(dollars in thousands)			
Provision for income taxes	$ 931	$ 270	$ 661	245 %
Percentage of total revenue	0.4 %	0.1 %		

The provision for income taxes is primarily attributable to earnings in our foreign jurisdictions.

Liquidity and Capital Resources

Our principal sources of liquidity have been the net proceeds of our IPO and the Follow-On Offering, which totaled $213.8 million, after deducting underwriting discounts and offering expenses paid or payable by us, and the net proceeds we received through private sales of equity securities, as well as sales of premium subscriptions to our platform.

As of December 31, 2022, we had cash and cash equivalents of $79.8 million, short-term investments of $157.8 million and accounts receivable of $3.6 million.

Our principal uses of cash in recent periods have been to fund operations, invest in capital expenditures and short-term investments, and strategically acquire new businesses. This cash is held in cash deposits and money market funds.

We believe our existing cash and cash equivalents, along with our available financial resources from our credit facility, will be sufficient to meet our operating and capital needs for at least the next 12 months. Our future capital requirements will depend on many factors, including those set forth under Item 1A. Risk Factors.

In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us, or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations, our business, results of operations, and financial condition could be adversely affected.

Our Credit Facility

Pursuant to the Credit Agreement among us and Semrush, Inc., each as a borrower, the lenders party thereto from time to time and JPMorgan Chase Bank, N.A., as the administrative agent, as amended from time to time, we have a senior secured credit facility that consists of a $45.0 million revolving credit facility and a letter of credit sub-facility with an aggregate limit equal to the lesser of $5.0 million and the aggregate unused amount of the revolving commitments then in effect. The availability of the credit facility is subject to the borrowing base based on an advance rate of 400% multiplied by annualized retention applied to monthly recurring revenue. The credit facility has a maturity of three years and will mature on January 12, 2024.

As of December 31, 2022, we had $45.0 million available under the revolving credit facility, with $5.0 million of such revolving commitments available under the letter of credit sub-facility.

All of our obligations under our credit facility will be guaranteed by our future domestic subsidiaries and, subject to certain exceptions, secured by a security interest in substantially all of our tangible and intangible assets.

Borrowings under our credit facility bear interest at our option at (i) LIBOR, subject to a 0.50% floor, plus a margin, or (ii) the alternate base rate, subject to a 3.25% floor (or 1.50% prior to positive consolidated adjusted earnings before interest, taxes, depreciation, and amortization ("adjusted EBITDA") for the twelve months most recently ended), plus a margin. For LIBOR borrowings, the applicable rate margin is 2.75% (or 3.50% prior to positive consolidated adjusted EBITDA as of the twelve months most recently ended). For base rate borrowings, the applicable margin is 0.00% (or 2.50% prior to positive consolidated adjusted EBITDA as of the twelve months most recently ended). We are also required to pay a 0.25% per annum fee on undrawn amounts under our revolving credit facility, payable quarterly in arrears.

Operating Activities

Our largest source of operating cash is cash collections from our customers for subscription services. Our primary uses of cash from operating activities are for online advertising, personnel costs across the sales and marketing and product and development departments, and hosting costs.

Net cash used in operating activities during the year ended December 31, 2022 was $9.6 million, which resulted from a net loss of $33.8 million adjusted for non-cash charges of $28.8 million and a net cash outflow of $4.5 million from changes in operating assets and liabilities. Non-cash charges primarily consisted of $9.0 million for amortization of deferred contract acquisition costs related to capitalized commissions, $7.4 million of stock-based compensation expense, $6.7 million of depreciation and amortization expense, and $4.5 million of non-cash lease expense. The change in operating assets and liabilities was primarily the result of a $9.5 million increase in deferred contract costs, a $3.3 million increase in accounts receivable, a $4.1 million decrease in operating lease liabilities, and a $2.4 million increase in prepaid expenses and other current assets. These outflows were partially offset by a $9.1 million increase in deferred revenue due to the addition of new customers and expansion of the business and a $6.8 million increase in accounts payable.

Net cash provided by operating activities during the year ended December 31, 2021 was $23.8 million, which resulted from a net loss of $3.3 million adjusted for non-cash charges of $13.0 million and a net cash inflow of $14.0 million from changes in operating assets and liabilities. Non-cash charges primarily consisted of $6.5 million for amortization of deferred contract acquisition costs related to capitalized commissions, $3.5 million of depreciation and amortization expense and $2.7 million of stock-based compensation expense. The changes in operating assets and liabilities was primarily the result of a $13.8 million increase in deferred revenue due to the addition of new customers and expansion of the business, an $11.6 million increase in accrued expenses, and a $1.5 million increase in accounts payable. These inflows were partially offset by a $9.4 million increase in deferred contract costs, a $2.8 million increase in prepaid expenses and other current assets, and a $0.8 million increase in accounts receivable.

Investing Activities

Net cash used in investing activities for the years ended December 31, 2022, and 2021 was $179.8 million, and $4.6 million, respectively. The increase of $175.2 million between the year ended December 31, 2022 and 2021 was primarily due to $157.9 million used to purchase short-term investments, a $13.6 million increase in cash paid for acquisitions, net of cash acquired, and a $1.5 million increase in the purchase of convertible debt securities.

Financing Activities

Net cash used in financing activities for the year ended December 31, 2022 was $0.3 million and consisted of cash inflows related to the exercises of stock options of approximately $1.0 million as well as shares issued in connection with the Employee Stock Purchase Plan of $0.8 million and cash outflows relating to payments on capital leases of $2.1 million. Net cash provided by financing activities for the year ended December 31, 2021 was $215.3 million, which was primarily driven by $215.4 million in net proceeds from our public offerings and, to a lesser extent, $1.3 million in proceeds from the exercise of stock options, partially offset by cash outflows relating to payments on capital leases of $1.4 million.

Contractual Obligations and Commitments

Our principal commitments consist of obligations under leases for office space and leases for data center facilities. For more information regarding our lease obligations, see Note 3 to the consolidated financial statements of this Annual Report on Form 10-K. In addition to our leases, we also have multi-year commitments with certain data providers expiring at various dates through 2026. For more information regarding our commitments with data providers, see Note 13 to the consolidated financial statements of this Annual Report on Form 10-K. We expect to fund these obligations with cash flows from operations and cash on our balance sheet.

Recent Accounting Pronouncements

Refer to sections titled "Recent Accounting Pronouncements" in Note 2 to the audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K for more information.

Critical Accounting Policies and Estimates

Our audited consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these audited consolidated financial statements in conformity with GAAP requires management to make estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. On an ongoing basis, we evaluate our estimates and assumptions. Our actual results may differ from these estimates.

We believe that of our significant accounting policies, which are described in Note 2 to the audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our audited consolidated financial condition and results of operations.

Revenue Recognition

Revenue Recognition Policy

We generate revenue primarily from subscriptions to our online visibility management platform, which is comprised of subscription fees from customers accessing our SaaS services and related customer support. We offer subscriptions to our platform primarily on a monthly or annual basis, and we sell our products and services primarily through a self-service model and also directly through our sales force. Our subscription arrangements provide customers the right to access our hosted software applications and customers do not have the right to take possession of our software during the hosting arrangement.

We recognize revenue in accordance with ASC 606, *Revenue from Contracts with Customers* ("ASC 606"). Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services.

We recognize subscription and support revenue ratably over the term of the contract, beginning on the date the customer is provided access to our service. These subscriptions are generally stand-ready obligations as the customer has access to the service throughout the term of the subscription, and our performance obligations are satisfied with the customer over time. We consider the SaaS subscription and related support services to have the same pattern of transfer to the customer. As such, they are accounted for as a single performance obligation.

Amounts that have been invoiced are recorded in accounts receivable and in deferred revenue or revenue, depending on whether the revenue recognition criteria have been met. We primarily invoice and collect payments from our customers for in advance on a monthly or annual basis.

Deferred revenue represents amounts billed for which revenue has not yet been recognized. Deferred revenue that is expected to be recognized during the succeeding twelve-month period is recorded as current deferred revenue and the remaining portion is recorded as non-current in the accompanying consolidated balance sheets.

Revenue is presented net of any taxes collected from customers.

Costs to Obtain a Contract

We capitalize incremental direct costs of obtaining revenue contracts, which primarily consist of sales commissions paid for new subscription contracts. We amortize these commissions over a period of approximately 24 months on a systematic basis, consistent with the pattern of transfer of the goods or services to which the asset relates. The 24-month period represents the estimated benefit period of the customer relationship and has been determined by taking into consideration the type of product sold, the commitment term of the customer contract, the nature of our technology development life-cycle, and an estimated customer relationship period based on historical experience and future expectations. Sales commissions for renewals and upgrade contracts are deferred and amortized on a straight-line basis over the remaining estimated customer relationship period of the related customer. Deferred contract costs that will be recorded as expense during the succeeding 12-month period are recorded as current deferred contract costs, and the remaining portion is recorded as deferred contract costs, net of current portion. Amortization of deferred contract costs is included in sales and marketing expense in the accompanying consolidated statement of operations and comprehensive loss.

Stock-Based Compensation

We measure stock options and other stock-based awards granted to employees and members of our board of directors for their services as directors based on the fair value on the date of the grant and recognize the corresponding compensation expense of those awards over the requisite service period, which is generally the vesting period of the respective award. We have only issued stock options with service-based vesting conditions and record the expense for these awards using the straight-line method.

We estimate the fair value of each stock option grant using the Black-Scholes option-pricing model, which uses as inputs the estimated fair value of our common stock and assumptions we make for the volatility of our common stock, the expected term of our stock options, the risk-free interest rate for a period that approximates the expected term of our stock options and our expected dividend yield.

We determined the assumptions for the Black-Scholes option-pricing model as discussed below. Each of these inputs is subjective and generally requires significant judgment to determine. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future. These assumptions and estimates are as follows:

Fair value—Prior to the IPO, we estimated the fair value of our common stock. Our board of directors considered numerous objective and subjective factors to determine the fair value of our common stock as awards were approved, including utilizing third-party valuations to assist with the determination of the estimated fair-market value and common stock price. Following the closing of the IPO, our Class A common stock is publicly traded, and therefore we currently base the value of our Class A common stock on its market price.

Expected dividend yield—The annual rate of dividends is expressed as a dividend yield which is a constant percentage of the stock price. As of the date of this Annual Report on Form 10-K, we have not paid dividends and do not anticipate paying a cash dividend on common stock in the foreseeable future and, accordingly, use an expected dividend yield of zero.

Expected term—The expected life of an option represents the period of time that an option is expected to be outstanding. The expected term of an award is determined using the simplified method for plain vanilla options, consistent with applicable accounting guidance.

Risk-free rate—The risk-free interest rate is based on the rate of U.S. treasury securities with maturities consistent with the estimated expected term of the awards.

Expected volatility—As we do not have a trading history of our common stock, there is no historical basis of the stock volatility. Accordingly, the expected volatility is based primarily on the historical volatilities of similar entities' common stock over the most recent period commensurate with the estimated expected term of the awards.

The weighted-average fair values of options granted during the years ended December 31, 2022 and 2021 were $6.36 and $8.45 per share, respectively. The weighted-average assumptions utilized to determine the fair value of options granted are presented in the following table:

	Year Ended December 31,	
	2022	2021
Expected volatility	53.3 %	52.1 %
Weighted-average risk-free interest rate	2.72 %	1.07 %
Expected dividend yield	—	—
Expected life – in years	6	6

JOBS Act Accounting Election

We are an "emerging growth company" as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use this exemption from new or revised accounting standards and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that have not made this election.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Quantitative and Qualitative Disclosures of Market Risk

We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in foreign currency exchange rates, interest rates, and inflation. We do not hold or issue financial instruments for trading purposes.

Interest Rate Risk

We are exposed to market risk related to changes in interest rates. Our investments primarily consist of short-term investments and money market funds. As of December 31, 2022 and 2021, we had cash, cash equivalents, and investments of $237.5 million and $269.7 million, respectively. The carrying amount of our cash and cash equivalents reasonably approximates fair value, due to the short maturities of these investments. The primary objectives of our investment activities are the preservation of capital, the fulfillment of liquidity needs and the fiduciary control of cash and investments. We are obligated by our investment policy to invest the majority of our portfolio into U.S. government securities. We do not enter into investments for trading or speculative purposes. Our investments are exposed to market risk due to a fluctuation in interest rates, which may affect our interest income and the fair market value of our investments. Due to the short-term nature of our investment portfolio, we believe only dramatic fluctuations in interest rates would have a material effect on our investments. We do not believe that an immediate 10% increase in interest rates would have a material effect on the fair market value of our portfolio. As such we do not expect our operating results or cash flows to be materially affected by a sudden change in market interest rates.

As of December 31, 2022, we had $45.0 million available under the revolving credit facility, with $5.0 million of such revolving commitments available under the letter of credit sub-facility. Borrowings under our credit facility bear interest at our option at (i) LIBOR, subject to a 0.50% floor, plus a margin, or (ii) the base rate, subject to a 3.25% floor (or 1.50% prior to positive consolidated adjusted EBITDA as of the twelve months most recently ended), plus a margin. For LIBOR borrowings, the applicable rate margin is 2.75% (or 3.50% prior to positive consolidated adjusted EBITDA as of the twelve months most recently ended). For base rate borrowings, the applicable margin is 0.00% (or 2.50% prior to positive consolidated adjusted EBITDA as of the twelve months most recently ended). We are also required to pay a 0.25% per annum fee on undrawn amounts under our revolving credit facility, payable quarterly in arrears.

Foreign Currency Exchange Risk

We are not currently subject to significant foreign currency exchange risk with respect to revenue as our U.S. and international sales are predominantly denominated in U.S. dollars. However, we have some foreign currency risk related to a small amount of sales denominated in euros, and expenses denominated in euros, rubles, korunas, and zloty. Sales denominated in euros reflect the prevailing U.S. dollar exchange rate on the date of invoice for such sales. Increases in the relative value of the U.S. dollar to the euro may negatively affect revenue and other operating results as expressed in U.S. dollars. We incur significant expenses outside the United States denominated in these foreign currencies, primarily the euro. In connection with the relocation of employees out of Russia into other locations in Europe, we are exposed to some increased foreign currency exchange risk related to additional expenses denominated in euros. If the average exchange rates of any of these foreign currencies strengthen against the dollar, the dollar value of our expenses outside the United States will increase. For example, an immediate 10% decrease or increase in the relative value of the U.S. dollar to the euro would result in a $3.5 million gain or loss on our consolidated statements of operations and cash flows.

We have not engaged in the hedging of foreign currency transactions to date. However, as our international operations expand, our foreign currency exchange risk may increase. If our foreign currency exchange risk increases in the future, we may evaluate the costs and benefits of initiating a foreign currency hedge program in connection with non-U.S. dollar denominated transactions.

Item 8. Financial Statements and Supplementary Data

SEMRUSH HOLDINGS, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Semrush Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Semrush Holdings, Inc. (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive loss, redeemable convertible preferred stock and stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2019.

Boston, Massachusetts
March 15, 2023

SEMRUSH HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)

	As of December 31,	
	2022	**2021**
Assets		
Current assets		
Cash and cash equivalents	$ 79,765	$ 269,665
Short-term investments	157,774	—
Accounts receivable	3,559	2,190
Deferred contract costs, current portion	6,974	6,338
Prepaid expenses and other current assets	9,307	5,345
Total current assets	257,379	283,538
Property and equipment, net	8,076	8,270
Operating lease right-of-use assets	12,009	—
Intangible assets, net	10,286	2,925
Goodwill	6,529	1,991
Deferred contract costs, net of current portion	2,082	2,254
Other long-term assets	2,329	1,096
Total assets	$ 298,690	$ 300,074
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable	$ 15,495	$ 9,942
Accrued expenses	17,847	19,479
Deferred revenue	49,354	40,232
Current portion of operating lease liabilities	3,694	—
Other current liabilities	2,311	1,896
Total current liabilities	88,701	71,549
Deferred revenue, net of current portion	122	237
Deferred tax liability	11	268
Operating lease liabilities, net of current portion	8,929	—
Other long-term liabilities	1,023	2,478
Total liabilities	98,786	74,532
Commitments and contingencies (Note 13)		
Stockholders' equity		
Undesignated preferred stock, $0.00001 par value — 100,000 shares authorized, and no shares issued or outstanding as of December 31, 2022 or 2021	—	—
Class A common stock, $0.00001 par value — 1,000,000 shares authorized and 43,743 shares issued and outstanding as of December 31, 2022; 31,842 shares issued and outstanding as of December 31, 2021	—	—
Class B common stock, $0.00001 par value — 160,000 shares authorized, and 97,897 shares issued and 97,844 outstanding as of December 31, 2022; 108,975 shares issued and 108,870 outstanding as of December 31, 2021	1	1
Additional paid-in capital	274,057	264,871
Accumulated other comprehensive deficit	(1,206)	(230)
Accumulated deficit	(72,948)	(39,100)
Total stockholders' equity	199,904	225,542
Total liabilities and stockholders' equity	$ 298,690	$ 300,074

The accompanying notes are an integral part of these consolidated financial statements.

SEMRUSH HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(in thousands, except per share data)

	For the Year Ended December 31,		
	2022	**2021**	**2020**
Revenue	$ 254,316	$ 188,001	$ 124,875
Cost of revenue	48,553	41,934	29,930
Gross profit	205,763	146,067	94,945
Operating expenses			
Sales and marketing	126,889	81,122	54,518
Research and development	41,204	24,322	17,528
General and administrative	62,779	43,116	29,044
Exit costs	11,264	—	—
Total operating expenses	242,136	148,560	101,090
Loss from operations	(36,373)	(2,493)	(6,145)
Other income (expense), net	3,456	(522)	(290)
Loss before income taxes	(32,917)	(3,015)	(6,435)
Provision for income taxes	931	270	577
Net loss	$ (33,848)	$ (3,285)	$ (7,012)
Net loss per share attributable to common stockholders—basic and diluted:	$ (0.24)	$ (0.03)	$ (0.07)
Weighted-average number of shares of common stock used in computing net loss per share attributable to common stockholders—basic and diluted:	141,160	126,586	94,803
Net loss	$ (33,848)	$ (3,285)	$ (7,012)
Other comprehensive loss			
Foreign currency translation adjustments	(851)	(230)	—
Unrealized loss on investments	(125)	—	—
Comprehensive loss	$ (34,824)	$ (3,515)	$ (7,012)

The accompanying notes are an integral part of these consolidated financial statements.

SEMRUSH HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)

(in thousands, except share data)

	Series A Shares	Series A Amount	Series A-1 Shares	Series A-1 Amount	Series B Shares	Series B Amount	Common Stock Shares	Common Stock Amount	Class A Common Stock Shares	Class A Common Stock Amount	Class B Common Stock Shares	Class B Common Stock Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders' Equity (Deficit)
Balances at December 31, 2019	3,379,400	$ 7,789	1,837,600	$ 10,270	4,681,400	$ 24,000	94,592,700	$ —	—	$ —	—	$ —	$ 3,644	$ —	$ (28,803)	$ (1,159)
Issuance of common stock upon exercise of stock options	—	—	—	—	—	—	457,341	—	—	—	—	—	252	—	—	252
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	1,079	—	—	1,079
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(7,012)	(7,012)
Balances at December 31, 2020	3,379,400	7,789	1,837,600	10,270	4,681,400	24,000	95,050,041	—	—	—	—	—	4,975	—	(35,815)	(6,840)
Conversion of preferred stock	(3,379,400)	(7,789)	(1,837,600)	(10,270)	(4,681,400)	(24,000)	29,695,200	—	—	—	—	—	42,058	—	—	18,058
Issuance of Class A Common Stock in connection with the initial public offering, net of issuance costs	—	—	—	—	—	—	—	—	10,000,000	—	—	—	126,622	—	—	126,622
Reclassification of Common Stock to Class B Common Stock in connection with the initial public offering	—	—	—	—	—	—	(124,745,241)	—	—	—	124,745,241	1	(1)	—	—	—
Issuance of Class A Common Stock in connection with the partial exercise of the overallotment option in connection with the initial public offering, net of issuance costs	—	—	—	—	—	—	—	—	719,266	—	—	—	9,245	—	—	9,245
Issuance of Class A Common Stock in connection with follow-on public offering, net of issuance costs	—	—	—	—	—	—	—	—	4,000,000	—	—	—	77,903	—	—	77,903
Conversion of Class B Common Stock to Class A Common Stock	—	—	—	—	—	—	—	—	17,121,795	—	(17,121,795)	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	—	—	—	—	—	—	—	—	1,194,918	—	1,327	—	—	1,327
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	2,742	—	—	2,742
Vesting of Class B Common Stock in connection with Restricted Stock Awards	—	—	—	—	—	—	—	—	—	—	51,762	—	—	—	—	—
Cumulative translation adjustment	—	—	—	—	—	—	—	—	—	—	—	—	—	(230)	—	(230)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(3,285)	(3,285)
Balances at December 31, 2021	—	—	—	—	—	—	—	—	31,841,061	—	108,870,126	1	264,871	(230)	(39,100)	225,542
Conversion of Class B Common Stock to Class A Common Stock	—	—	—	—	—	—	—	—	11,078,315	—	(11,078,315)	—	—	—	—	—
Exercise of stock options	—	—	—	—	—	—	—	—	681,860	—	—	—	981	—	—	981
Issuance of shares in connection with Employee Stock Purchase Plan	—	—	—	—	—	—	—	—	64,756	—	—	—	758	—	—	758
Vesting of Common Stock in connection with Restricted Stock Units	—	—	—	—	—	—	—	—	77,182	—	51,759	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	7,447	—	—	7,447
Cumulative translation adjustment	—	—	—	—	—	—	—	—	—	—	—	—	—	(851)	—	(851)
Unrealized loss on investments	—	—	—	—	—	—	—	—	—	—	—	—	—	(125)	—	(125)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(33,848)	(33,848)
Balances at December 31, 2022	—	—	—	—	—	—	—	—	43,743,174	—	97,843,570	1	274,057	(1,206)	(72,948)	199,904

The accompanying notes are an integral part of these consolidated financial statements.

SEMRUSH HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

		For the Year Ended December 31,				
		2022		2021		2020
Operating Activities						
Net loss	$	(33,848)	$	(3,285)	$	(7,012)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:						
Depreciation and amortization expense		6,650		3,535		1,484
Intangible asset impairment expense		642		—		—
Amortization of deferred contract costs		8,988		6,489		4,623
Non-cash lease expense		4,520		—		—
Loss on disposal of subsidiaries		1,738		—		—
Stock-based compensation expense		7,393		2,742		1,079
Non-cash interest expense		242		211		—
Changes in fair value of convertible debt securities		(1,152)		—		—
Deferred taxes		(253)		59		(90)
Changes in operating assets and liabilities:						
Accounts receivable		(3,317)		(791)		738
Deferred contract costs		(9,452)		(9,362)		(6,637)
Prepaid expenses and other current assets		(2,446)		(2,784)		(70)
Accounts payable		6,793		1,527		1,825
Accrued expenses		(848)		11,613		2,501
Other current liabilities		(394)		—		—
Deferred revenue		9,133		13,807		6,914
Other long-term liabilities		94		—		497
Change in operating lease liability		(4,107)		—		—
Net cash (used in) provided by operating activities		(9,624)		23,761		5,852
Investing Activities						
Purchases of property and equipment		(4,234)		(2,380)		(2,367)
Purchases of short-term investments		(157,899)		—		—
Purchases of convertible debt securities		(2,000)		(500)		—
Capitalization of internal-use software development costs		(1,706)		(1,403)		(1,032)
Cash paid for acquisition of businesses, net of cash acquired		(13,993)		(350)		(2,685)
Net cash used in investing activities		(179,832)		(4,633)		(6,084)
Financing Activities						
Proceeds from exercise of stock options		981		1,327		252
Proceeds from issuance of shares in connection with Employee Stock Purchase Plan		758		—		—
Payment of finance leases		(2,084)		(1,373)		—
Payment of deferred offering costs		—		—		(1,924)
Net proceeds from completing public offerings		—		215,370		—
Net cash (used in) provided by financing activities		(345)		215,324		(1,672)
Effect of exchange rate changes on cash and cash equivalents		(275)		(230)		—
(Decrease) increase in cash, cash equivalents and restricted cash		(190,076)		234,222		(1,904)
Cash, cash equivalents and restricted cash, beginning of year		269,841		35,619		37,523
Cash, cash equivalents and restricted cash, end of year	$	79,765	$	269,841	$	35,619
Supplemental cash flow disclosures						
Cash paid for interest	$	229	$	321	$	—
Cash paid for income taxes	$	603	$	248	$	583
Deferred offering costs incurred and not paid	$	—	$	—	$	243
Credit facility costs incurred and not paid	$	—	$	—	$	303
Accrued purchase consideration	$	—	$	—	$	497
Acquisition of fixed assets under finance leases	$	1,050	$	5,750	$	—
Unrealized loss on short-term investments	$	125	$	—	$	—
Right-of-use assets obtained in exchange for new operating lease liabilities	$	5,567	$	—	$	—
Reduction of right-of-use assets and lease liabilities due to lease modifications	$	1,278	$	—	$	—
Reclassification of deferred rent liability to right-of-use assets upon adoption of ASC 842	$	213	$	—	$	—
Right-of-use assets and lease liabilities recorded upon adoption of ASC 842	$	12,579	$	—	$	—

The accompanying notes are an integral part of these consolidated financial statements.

SEMRUSH HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2022, 2021, and 2020
(in thousands, except share and per share data, unless otherwise noted)

1.   Organization and Description of Business

Description of Business

Semrush Holdings, Inc. ("Semrush Holdings") and its subsidiaries (together the "Company", or "Semrush") provide an online visibility management software-as-a-service ("SaaS") platform. The Company's platform enables its subscribers to improve their online visibility and drive traffic, including on their websites and social media pages, and distribute highly relevant content to their customers on a targeted basis across various channels to drive high-quality traffic and measure the effectiveness of their digital marketing campaigns. The Company is headquartered in Boston, Massachusetts, and has wholly owned subsidiaries in Armenia, Canada, Cyprus, the Czech Republic, Germany, the Netherlands, Poland, Spain, Serbia, and the United States.

The Company is subject to a number of risks and uncertainties common to companies in similar industries and stages of development that could affect future operations and financial performance. These risks include, but are not limited to, rapid technological change, competitive pressure from substitute products or larger companies, protection of proprietary technology, management of international activities, the need to obtain additional financing to support growth, and dependence on third parties and key individuals.

Effects of the Russian Military Action in Ukraine

Economic, civil, military, and political uncertainty exists and may increase in many of the regions where the Company operates and derives its revenue. Several countries in which the Company operates are experiencing and may continue to experience military action and civil and political unrest as a result of such action. The Company has significant development operations in the emerging market economies of Eastern Europe and more than half of the Company's full-time employees were historically located in Russia.

In late February 2022, Russian military forces launched significant military action against Ukraine, and sustained conflict and disruption in the region has been ongoing and is likely to continue. The impact to Ukraine and Russia, as well as actions taken by other countries, including new and stricter sanctions by Canada, the United Kingdom, the European Union, the U.S. and other countries and organizations against officials, individuals, regions, and industries in Russia, Ukraine and Belarus, and each country's potential response to such sanctions, tensions, and military actions could have a material adverse effect on the Company's operations. Any such material adverse effect from the conflict, enhanced sanctions activity, and subsequent responses may disrupt the Company's relationships with its vendors, disrupt its delivery of services, cause the Company to shift all or portions of its work occurring in the region to other countries, and may restrict the Company's ability to engage in certain projects in the region.

During the second quarter of 2022, the Company began a large-scale relocation effort of its Russia-based workforce to other jurisdictions. The Company's exit from Russia was substantially completed by December 31, 2022. See Note 7 for additional information on the costs associated with such relocation efforts.

Sale of the Company's Russian Subsidiaries

On August 3, 2022, the Company completed the sale of its two Russian subsidiaries, Semrush RU Ltd. and Semrush SM Ltd., in connection with the winding down of its operations in Russia. The Company received an insignificant amount of consideration in connection with the sale of these two subsidiaries. See Note 7 for further detail on the sale of the Company's Russian subsidiaries.

Effects of COVID-19

The Company considered the potential effects of the COVID-19 pandemic on the Company. In March 2020, the World Health Organization declared the outbreak of COVID-19 a pandemic, and numerous new strains of COVID-19 have subsequently spread throughout the world. COVID-19 has continued to impact market and economic conditions globally. In an attempt to limit the spread of the virus, various governmental restrictions have been implemented, including restrictions with respect to business activities and travel restrictions, and "shelter–at–home" orders, that have had and may continue to have an adverse impact on the Company's business and operations. In light of the evolving nature of COVID-19 and the uncertainty it has produced around the world, it is not possible to predict the COVID-19 pandemic's cumulative and ultimate impact on the Company's future business operations, results of operations, financial position, liquidity, and cash flows. The extent of the impact of the pandemic on the Company's business and financial results will depend largely on future developments, including the duration of the spread of the outbreak both globally and within the U.S., the impact on capital, foreign currencies exchange and financial markets, and governmental or regulatory orders that impact the Company's business, all of which are highly uncertain and cannot be predicted.

As of December 31, 2022, the Company has experienced long lead times for hardware affected by a semiconductor shortage attributed to the COVID-19 pandemic which may affect its ability to timely furnish the infrastructure within its data centers. The Company will continue to actively monitor the current international and domestic impacts of and responses to COVID-19 and its related risks.

2. Summary of Significant Accounting Policies

The accompanying consolidated financial statements reflect the application of certain significant accounting policies as described below and elsewhere in these notes to the consolidated financial statements. The Company believes that a significant accounting policy is one that is both important to the portrayal of the Company's financial condition and results, and requires management's most difficult, subjective, or complex judgments, often as the result of the need to make estimates about the effect of matters that are inherently uncertain.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). Any reference in these notes to applicable guidance is meant to refer to the authoritative United States generally accepted accounting principles as found in the Accounting Standards Codification ("ASC") and Accounting Standards Update ("ASU") of the Financial Accounting Standards Board ("FASB").

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Significant estimates relied upon in preparing these consolidated financial statements include, but are not limited to, revenue recognition, expected future cash flows used to evaluate the recoverability of long-lived assets, contingent liabilities, expensing and capitalization of research and development costs for internal-use software, the average period of benefit associated with costs capitalized to obtain revenue contracts, the determination of the fair value of stock-based awards issued, stock-based compensation expense, the determination of the estimated fair value of the convertible notes held by the Company, the valuations of the intangible assets acquired through acquisitions, the estimation of the Company's incremental borrowing rate, and the recoverability of the Company's net deferred tax assets and related valuation allowance.

Although the Company regularly assesses these estimates, actual results could differ materially from these estimates. Changes in estimates are recorded in the period in which they become known. The Company bases its estimates on historical experience and various other assumptions that it believes to be reasonable under the circumstances. Actual results may differ from management's estimates if these results differ from historical experience, or other assumptions do not turn out to be substantially accurate, even if such assumptions are reasonable when made.

Subsequent Events Considerations

The Company considers events or transactions that occur after the balance sheet date but prior to the issuance of the consolidated financial statements to provide additional evidence for certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated as required. See Note 17.

Revenue Recognition

The Company primarily derives revenue from subscription revenues via the Semrush online visibility management platform and the Prowly public relations platform, which are comprised of subscription fees from customers accessing the Company's SaaS services and related customer support. For the years ended December 31, 2022, 2021, and 2020, subscription revenue accounted for nearly all of the Company's revenue. Revenue related to other revenue was not material for the years ended December 31, 2022, 2021 and 2020.

The Company offers subscriptions to its platform primarily on a monthly or annual basis. The Company sells its products and services primarily through a self-service model and also directly through its sales force. The Company's subscription arrangements provide customers the right to access the Company's hosted software applications. Customers do not have the right to take possession of the Company's software during the hosting arrangement. Subscriptions are generally non-cancellable during the contractual subscription term; however, subscription contracts contain a right to a refund if requested within seven days of purchase.

The Company recognizes revenue in accordance with ASC 606. Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration it expects to receive in exchange for those products or services. To achieve the core principle of ASC 606, the Company performs the following steps:

1)   Identify the contract(s) with a customer;

2)   Identify the performance obligations in the contract;

3)   Determine the transaction price;

4)   Allocate the transaction price to the performance obligations in the contract; and

5)   Recognize revenue when (or as) the Company satisfies a performance obligation.

The Company recognizes subscription and support revenue ratably over the term of the contract, beginning on the date the customer is provided access to the Company's service. These subscriptions are generally stand-ready obligations as the customer has access to the service throughout the term of the subscription, and the Company's performance obligations are satisfied with the customer over time. The Company considers the SaaS services and related support services to have the same pattern of transfer to the customer. As such, they are accounted for as a single performance obligation.

Amounts that have been invoiced are recorded in accounts receivable and in deferred revenue or revenue, depending on whether the revenue recognition criteria have been met. The Company primarily invoices and collects payments from customers for its services in advance on a monthly or annual basis.

Deferred revenue represents amounts billed for which revenue has not yet been recognized. Deferred revenue that will be recognized during the succeeding 12-month period is recorded as current deferred revenue, and the remaining portion is recorded as long-term deferred revenue. Deferred revenue increased by $9,007 and $13,809 during the years ended December 31, 2022 and 2021, respectively. During the years ended December 31, 2022, 2021, and 2020, $40,232, $26,537, and $19,218 of revenue was recognized that was included in deferred revenue at the beginning of each respective period.

The Company has elected to exclude amounts charged to customers for sales tax from the transaction price. Accordingly, revenue is presented net of any sales tax collected from customers.

Transaction Price Allocated to Future Performance Obligations

ASC 606 requires that the Company disclose the aggregate amount of the transaction price that is allocated to performance obligations that have not yet been satisfied as of the balance sheet dates reported.

For contracts with an original expected duration greater than one year, the aggregate amount of the transaction price allocated to the performance obligations that were unsatisfied as of December 31, 2022 was $654, which the Company expects to recognize over the next 12 months.

For contracts with an original expected duration of one year or less, the Company has applied the practical expedient available under ASC 606 to not disclose the amount of transaction price allocated to unsatisfied performance obligations as of December 31, 2022. For performance obligations not satisfied as of December 31, 2022, and to which this expedient applies, the nature of the performance obligations is consistent with performance obligations satisfied as of December 31, 2022. The remaining durations are less than one year.

Costs to Obtain a Contract

The incremental direct costs of obtaining a contract, which primarily consist of sales commissions paid for new subscription contracts, are deferred and recorded as deferred contract costs in the consolidated balance sheet and are amortized over a period of approximately 24 months on a systematic basis, consistent with the pattern of transfer of the goods or services to which the asset relates. The 24-month period represents the estimated benefit period of the customer relationship and has been determined by taking into consideration the type of product sold, the commitment term of the customer contract, the nature of the Company's technology development life-cycle, and an estimated customer relationship period based on historical experience and future expectations. Deferred contract costs that will be recorded as expense during the succeeding 12-month period are recorded as current deferred contract costs, and the remaining portion is recorded as deferred contract costs, net of current portion. Amortization of deferred contract costs is included in sales and marketing expense in the accompanying consolidated statements of operations and comprehensive loss.

Cost of Revenue

Cost of revenue primarily consists of expenses related to supporting and hosting the Company's SaaS platforms, acquiring data and providing support to the Company's customers. These costs include salaries, benefits, incentive compensation and stock-based compensation expense related to the management of the Company's data centers, the customer support team, and data acquisition costs. In addition to these expenses, the Company incurs third-party service provider costs, such as data center and networking expenses, allocated overhead costs, and depreciation and amortization expense associated with the Company's property and equipment and capitalized internal-use software development costs.

Cash, Cash Equivalents and Investments

The Company considers all highly liquid instruments purchased with an original maturity date of 90 days or less from the date of purchase to be cash equivalents. Cash and cash equivalents consist of cash on deposit with banks and amounts held in interest-bearing money market funds. Cash equivalents are carried at cost, which approximates their fair market value. Investments not classified as cash equivalents are presented as either short-term or long-term investments based on both their stated maturities as well as the time period the Company intends to hold such securities. The Company determines the appropriate classification of investments at the time of purchase and reevaluates such designation at each balance sheet date. The Company adjusts the cost of investments for amortization of premiums and accretion of discounts to maturity. The Company includes such amortization and accretion in interest income in the consolidated statements of operations.

When the Company holds debt investments classified as available-for-sale pursuant to ASC 320, *Investments — Debt Securities* ("ASC 320"), it records available-for-sale securities at fair value, with unrealized gains and losses included in accumulated other comprehensive loss in stockholders' equity. The Company includes interest and dividends on securities classified as available-for-sale in interest income in the consolidated statements of operations and comprehensive loss. Realized gains and losses are recorded in the consolidated statements of operations and comprehensive loss based on the specific-identification method. There were no material realized gains or losses on investments for the years ended December 31, 2022, 2021, or 2020. The Company did not hold any debt investments as of December 31, 2021.

The Company reviews investments for other-than-temporary impairment whenever the fair value of an investment is less than its amortized cost and evidence indicates that an investment's carrying amount is not recoverable within a reasonable period of time. Other-than-temporary impairments of investments are recognized in the consolidated statements of operations if the Company has experienced a credit loss, has the intent to sell the investments, or if it is more likely than not that the Company will be required to sell the investment before recovery of the amortized cost basis. Evidence considered in this assessment includes reasons for the impairment, compliance with the Company's investment policy, the severity and the duration of the impairment and changes in value subsequent to the end of the period. As of December 31, 2022, the aggregate fair value of investments held by the Company in an unrealized loss position for less than twelve months was $137,816. For the year ended December 31, 2022, the Company determined that no other-than-temporary impairments were required to be recognized in the consolidated statements of operations. The Company did not hold any debt investments prior to fiscal year 2022.

The following is a summary of cash, cash equivalents and investments as of December 31, 2022:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2022:				
Cash and cash equivalents	$ 79,765	$ —	$ —	$ 79,765
Investments:				
U.S. treasury securities due in one year or less	153,604	5	(108)	153,501
Corporate Securities due in one year or less	4,295	—	(22)	4,273
Total investments	157,899	5	(130)	157,774
Total cash, cash equivalents and investments	$ 237,664	$ 5	$ (130)	$ 237,539

Restricted Cash

As of December 31, 2021, restricted cash was $176 and related to cash held at a separate financial institution in an interest-bearing cash account as collateral for a letter of credit related to the contractual provisions for one of the Company's building leases. During 2022, this cash was returned to the Company and a corresponding reduction was made to the Company's line of credit. See Note 9 for detail on this credit facility. Restricted cash is included in "other long-term assets" in the accompanying consolidated balance sheets as of December 31, 2021 based on the maturity date of the letter of credit.

The following table is a reconciliation of cash, cash equivalents and restricted cash included in the accompanying consolidated balance sheets that sum to the total cash, cash equivalents and restricted cash included in the accompanying consolidated statements of cash flows.

	As of December 31,	
	2022	**2021**
Cash and cash equivalents	$ 79,765	$ 269,665
Restricted cash included in "other long-term assets"	—	176
	$ 79,765	$ 269,841

Concentrations of Credit Risk and Significant Customers

The Company has no off-balance sheet risk, such as foreign exchange contracts, option contracts, or other foreign hedging arrangements. Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, and accounts receivables. The Company maintains its cash and cash equivalents with multiple financial institutions that management believes to be of high-credit quality. At times, the deposits with these financial institutions may exceed federally insured limits.

Credit risk with respect to accounts receivable is dispersed due to the large number of customers of the Company. The Company routinely assesses the creditworthiness of its customers and generally does not require its customers to provide collateral or other security to support accounts receivable. Credit losses historically have not been significant and the Company generally has not experienced any material losses related to receivables from individual customers, or groups of customers. Due to these factors, no additional credit risk beyond amounts provided for collection losses is believed by management to be probable in the Company's accounts receivable.

As of December 31, 2022 and 2021, no individual customer represented more than 10% of the Company's accounts receivable. During the years ended December 31, 2022, 2021, and 2020, no individual customer represented more than 10% of the Company's revenue.

Allowance for doubtful accounts

The Company reduces gross trade accounts receivable by an allowance for doubtful accounts based upon the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable and based upon historical loss patterns, the number of days that billings are past due, and an evaluation of the potential risk of loss associated with specific accounts. Provisions for the allowance for doubtful accounts are recorded in general and administrative expense. As of December 31, 2022 and 2021, the Company did not record an allowance for doubtful accounts.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the related asset. The estimated useful lives of the Company's property and equipment are as follows:

	Estimated Useful Life (In Years)
Computer equipment	2 to 5
Furniture and office equipment	5 to 7
Leasehold improvements	2 to 4

Expenditures for maintenance and repairs are charged to expense as incurred, whereas major betterments are capitalized as additions to property and equipment.

Capitalized Software Development Costs

Costs incurred to develop software applications used in the Company's SaaS platform consist of certain direct costs of materials and services incurred in developing or obtaining internal-use computer software, and payroll and payroll-related costs for employees who are directly associated with, and who devote time to, the project. These costs generally consist of internal labor during configuration, coding, and testing activities. Research and development costs incurred during the preliminary project stage or costs incurred for data conversion activities, training, maintenance, and general and administrative or overhead costs are expensed as incurred. Once a project has reached the application development stage, internal and external costs, if direct and incremental, are capitalized until the project is substantially complete and ready for its intended use. Qualified costs incurred during the post-implementation stage of the Company's software applications relating to upgrades and enhancements are capitalized to the extent it is probable that they will result in added functionality, while costs incurred for maintenance of, and minor upgrades and enhancements to, internal-use software are expensed as incurred.

Capitalized software development costs are amortized on a straight-line basis over their estimated useful life of three years. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

During the years ended December 31, 2022, 2021, and 2020, the Company capitalized $1,760, $1,403, and $1,032, respectively, of software development costs, which are classified as intangible assets on the accompanying consolidated balance sheets. The Company recorded amortization expense associated with its capitalized software development costs of $570, $482, and $305 for the years ended

December 31, 2022, 2021, and 2020, respectively. As of December 31, 2022 and 2021, the net book value of capitalized software development costs was $1,962 and $1,959, respectively.

Business Combinations

In accordance with ASC 805, *Business Combinations ("ASC 805")*, the Company recognizes the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. Determining these fair values requires management to make significant estimates and assumptions, especially with respect to intangible assets.

The Company recognizes identifiable assets acquired and liabilities assumed at their acquisition date fair value. Goodwill as of the acquisition date is measured as the excess of consideration transferred over the net of the acquisition date fair value of the assets acquired and the liabilities assumed and represents the expected future economic benefits arising from other assets acquired that are not individually identified and separately recognized. While the Company uses its best estimates and assumptions as part of the purchase price allocation process to accurately value assets acquired and liabilities assumed at the acquisition date, its estimates are inherently uncertain and subject to refinement. Assumptions may be incomplete or inaccurate, and unanticipated events or circumstances may occur, which may affect the accuracy or validity of such assumptions, estimates, or actual results. As a result, during the measurement period, which may be up to one year from the acquisition date, the Company records adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill to the extent that it identifies adjustments to the preliminary purchase price allocation. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of operations.

The Company records contingent consideration resulting from a business combination at its fair value on the acquisition date. The Company generally determines the fair value of the contingent consideration using the Monte Carlo simulation model. Each reporting period thereafter, these obligations are revalued and increases or decreases in their fair value are recorded as an adjustment to operating expenses within the consolidated statements of operations and comprehensive loss. Changes in the fair value of the contingent consideration can result from changes in assumed discount periods and rates, and from changes pertaining to the achievement of the defined milestones. Significant judgment is employed in determining the appropriateness of these assumptions as of the acquisition date and for each subsequent period. Accordingly, future business and economic conditions, as well as changes in any of the assumptions described above, can materially impact the amount of contingent consideration expense the Company records in any given period.

Goodwill and acquired intangible assets

Goodwill is not amortized, but is evaluated for impairment annually, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Company has determined that there is a single reporting unit for the purpose of conducting this goodwill impairment assessment and the fair value of its reporting unit has been determined based on the Company's enterprise value. As part of the annual goodwill impairment test, the Company has the option to perform a qualitative assessment to determine whether further impairment testing is necessary. Examples of events and circumstances that might indicate that the reporting unit's fair value is less than its carrying amount include macro-economic conditions such as deterioration in the entity's operating environment or industry or market considerations; entity-specific events such as increasing costs, declining financial performance, or loss of key personnel; or other events such as a sustained decrease in the stock price on either an absolute basis or relative to peers. If, as a result of its qualitative assessment, it is more likely than not (i.e., greater than 50% chance) that the fair value of the Company's reporting unit is less than its carrying amount, the quantitative impairment test will be required. Otherwise, no further testing will be required. The Company completed its qualitative assessment and concluded that as of October 1, 2022, it is not more likely than not that the fair value of the Company's reporting unit is less than its carrying amount.

Intangible assets acquired in a business combination are recorded at their estimated fair values at the date of acquisition. The Company amortizes acquired definite-lived intangible assets over their estimated useful lives based on the pattern of consumption of the economic benefits or, if that pattern cannot be readily determined, on a straight-line basis. The Company evaluates the recoverability of intangible assets periodically by taking into account events or circumstances that may warrant revised estimates of useful lives or that indicate the asset may be impaired. The Company considered potential impairment indicators of acquired intangible assets and noted no indicators of impairment as of December 31, 2022.

Impairment of Long-Lived Assets

Long-lived assets consist of property and equipment, intangible assets, and capitalized software development costs. Long-lived assets to be held and used are tested for recoverability whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Factors that the Company considers in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends and significant changes or planned changes in the use of the assets. If an impairment review is performed to evaluate a long-lived asset group for recoverability, the Company compares forecasts of undiscounted cash flows expected to result from the use and eventual disposition of the long-lived asset group to its carrying value. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of an asset group are less than its carrying amount. The impairment loss would be based on the excess of the carrying value of the impaired asset group over its fair value, determined based on discounted cash flows.

For the year ended December 31, 2022, the Company recorded $642 of impairment expense related to its capitalized software development costs. Impairment expense related to capitalized software development costs is included in "research and development" in the accompanying consolidated statement of operations for the year ended December 31, 2022. For the year ended December 31, 2021, the Company did not identify any indicators of impairment of its long-lived assets. For the year ended December 31, 2020, the Company recorded an immaterial amount of impairment expense relating to capitalized software development costs.

Disclosure of Fair Value of Financial Instruments

The Company's financial instruments include cash, cash equivalents, investments, accounts receivable, accounts payable, and accrued expenses. The company's investments are classified as available-for-sale and reported at fair value in accordance with the market approach utilizing quoted prices that were directly or indirectly observable. The carrying amount of the remainder of the Company's financial instruments approximated their fair values as of December 31, 2022 and 2021, due to the short-term nature of these instruments.

The Company has evaluated the estimated fair value of financial instruments using available market information. The use of different market assumptions and/or estimation methodologies could have a significant effect on the estimated fair value amounts. See below for further discussion.

Fair Value Measurements

ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820"), establishes a three-level valuation hierarchy for instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Company's own assumptions (unobservable inputs). Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the

Company's assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances.

This guidance further identifies fair value as the exchange price, or exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 inputs—Unadjusted observable quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 inputs—Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs—Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity's own assumptions about the assumptions of that market.

To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Company evaluates assets and liabilities subject to fair value measurements on a recurring and nonrecurring basis to determine the appropriate level to classify them for each reporting period.

The following table summarizes financial assets and liabilities measured and recorded at fair value on a recurring basis in the accompanying consolidated balance sheets as of December 31, 2022, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	December 31, 2022			
	Quoted Prices in Active Markets for Identical Assets (Level 1 Inputs)	Significant Other Observable Inputs (Level 2 Inputs)	Significant Unobservable Inputs (Level 3 Inputs)	Total
Assets:				
Money market funds	$ 36,222	$ —	$ —	$ 36,222
U.S. treasury securities	—	153,501	—	153,501
Corporate securities	—	4,273	—	4,273
Convertible debt securities (See Note 5)	—	—	3,652	3,652
Total assets	$ 36,222	$ 157,774	$ 3,652	$ 197,648
Liabilities:				
Contingent consideration	$ —	$ —	$ 227	$ 227
Total liabilities	$ —	$ —	$ 227	$ 227

Cash equivalents include money market funds with original maturities of 90 days or less from the date of purchase. The fair value measurement of these assets is based on quoted market prices in active markets for identical assets and, therefore, these assets are recorded at fair value on a recurring basis and classified as Level 1 in the fair value hierarchy. The Company's investments primarily consist of short-term U.S. treasury securities and corporate securities. The fair value measurement of these assets is based on significant other observable inputs and, therefore, these assets are recorded at fair value on a recurring basis and classified as Level 2 in the fair value hierarchy.

As of December 31, 2021, the Company did not have any assets or liabilities measured at fair value on a recurring basis using significant other observable inputs (Level 2). The Company held cash equivalents in money market funds that totaled $21,366 and were classified as Level 1 in the fair value hierarchy.

As of December 31, 2022 and 2021, the Company measured its investments in convertible debt securities (see Note 5) and its contingent consideration associated with the acquisition of Prowly.com sp. Z o.o ("Prowly") on a recurring basis using significant unobservable inputs (Level 3).

Convertible Debt Securities

The Company records its convertible debt securities at fair value on the purchase date. The Company determines the fair value of these investments using the Black-Scholes Merton model. Each reporting period thereafter, these investments are revalued and increases or decreases in their fair values are recorded as adjustments to other income, net within the consolidated statements of operations and comprehensive loss to reflect the gains and losses. Changes in the fair value of these investments can result from changes in the estimated enterprise value of the issuers, the likelihoods and methods of such conversions, and other market factors. Significant judgment is employed in determining the appropriateness of these assumptions as of the purchase date and for each subsequent period. Accordingly, changes in any of the assumptions described above can materially impact the amount of gain or loss the Company records in any given period.

A rollforward of the fair value measurements of the convertible debt securities for the years ended December 31, 2021 and 2022 is as follows:

Balance as of December 31, 2020	$	—
Investment in convertible debt securities		500
Change in fair value included in other income, net		—
Balance as of December 31, 2021		500
Additional investment in convertible debt securities		2,000
Change in fair value included in other income, net		1,152
Balance as of December 31, 2022	$	3,652

Contingent consideration

The Company records contingent consideration resulting from a business combination at its fair value on the acquisition date. The Company generally determines the fair value of the contingent consideration using the Monte Carlo simulation model. Each reporting period thereafter, these obligations are revalued and increases or decreases in their fair values are recorded as an adjustment to operating expenses within the consolidated statements of operations and comprehensive loss. Changes in the fair value of the contingent consideration can result from changes in assumed discount periods and rates, and from changes pertaining to the estimated or actual achievement of the defined milestones. Significant judgment is employed in determining the appropriateness of these assumptions as of the acquisition date and for each subsequent period. Accordingly, future business and economic conditions, as well as changes in any of the assumptions described above, can materially impact the amount of contingent consideration expense the Company records in any given period. The total estimated fair value of the contingent consideration payable was $227 and $424 as of December 31, 2022 and 2021, respectively. The following table represents the key inputs used in the fair value calculation:

	As of	
	December 31, 2022	December 31, 2021
Risk free interest rate	4.72 %	0.45 %
Projected year of payment	2023	2022 — 2023
Revenue volatility	20.1 %	22.3 %
Discount rate	9.72 %	5.87 %

Changes in the estimated fair value of the contingent consideration payable are recognized over the three-year service period. A rollforward of the fair value measurements of the contingent consideration liability for the years ended December 31, 2022 and 2021, is as follows:

Balance as of December 31, 2020		78
Expense recognized related to service period rendered		516
Payments made		(170)
Balance as of December 31, 2021		424
Expense recognized related to service period rendered	$	(20)
Payments made		(177)
Balance as of December 31, 2022	$	227

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense, which is included within sales and marketing expense in the consolidated statements of operations and comprehensive loss, was $66,319, $42,677, and $25,467 for the years ended December 31, 2022, 2021, and 2020, respectively.

Leases

Since the Company is an Emerging Growth Company and have elected to use the extended transition period for complying with any new or revised financial accounting standards, the Company adopted the ASU 2016-02 during the fourth quarter of 2022 and applied the modified retrospective method of adoption with a cumulative transition adjustment at January 1, 2022. Subsequent to the adoption of ASU 2016-02, the Company classifies leases at the lease commencement date. At the commencement date, the Company will recognize a right-of-use asset ("ROUA") and a lease liability on the balance sheet for all leases with the exception of those with a lease term of 12 months or less. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company has elected to account for lease and non-lease components as a single lease component.

Lease liabilities and their corresponding ROUAs are recorded based on the present value of lease payments over the expected lease term. The implicit rate within the Company's leases is generally not determinable and therefore the Company uses the incremental borrowing rate at the lease commencement date to determine the present value of lease payments. The Company determines its incremental borrowing rate for each lease based on the rate of interest that the Company would have to pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term.

Certain of the Company's leases include options to extend or terminate the lease. An option to extend the lease is considered in connection with determining the ROUA and lease liability when it is reasonably certain the Company will exercise that option. An option to terminate is considered unless it is reasonably certain the Company will not exercise the option.

See Note 3 for further information.

Foreign Currency Translation

The Company operates in a multi-currency environment having transactions in such currencies as the U.S. dollar, Russian ruble, Czech koruna, euro, and others. The reporting currency of the Company is the U.S. dollar.

For all periods up to and including the year ended December 31, 2021, the functional currency of the Company's foreign subsidiaries was the U.S. dollar, with the exception of Prowly, where the functional currency is the local currency, the zloty. For all other entities, foreign currency transactions were measured initially in the functional currency of the recording entity by use of the exchange rate in effect at that date. As each subsequent balance sheet date, foreign currency denominated assets and liabilities of these international subsidiaries were remeasured into U.S. dollars using the exchange rates in effect at the balance sheet date or historical rates, as appropriate. Any differences resulting from the remeasurement of foreign denominated assets and liabilities of the international subsidiaries to the U.S. dollar functional currency were recorded within other income (expense) in the consolidated statement of operations and comprehensive loss.

Beginning on January 1, 2022, as a result of changes in the economic facts and circumstances of its business environment, the Company reassessed its functional currency determinations for all foreign subsidiaries and determined that the functional currencies of the Company's foreign subsidiaries is the local currency at each of its subsidiary locations, with the exception of its former Russian subsidiaries where the U.S. dollar remained the functional currency. As of August 10, 2022, the Company no longer has operating subsidiaries in Russia. See Note 7 for more information on the sale of the Company's Russian subsidiaries. Accordingly, beginning January 1, 2022, assets and liabilities of the Company's foreign subsidiaries that maintain local currencies as functional currencies are translated into U.S. dollars using period-end exchange rates, and revenues and expenses are translated into U.S. dollars using average exchange rates in effect during each period. The Company includes the effects of these foreign currency translation adjustments in accumulated other comprehensive income (loss), a separate component of stockholders' equity.

The foreign currency exchange loss included in other income (expense), net for the years ended December 31, 2022, 2021, and 2020 was $1,302, $4, and $672, respectively.

Income Taxes

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the Company's consolidated financial statements and tax returns. Deferred tax assets and liabilities are determined based upon the differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities and for loss and credit carryforwards, using enacted tax rates expected to be in effect in the year in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that these assets may not be realized.

The Company provides reserves for potential payments of tax to various tax authorities related to uncertain tax positions. Amounts recognized are based on a determination of whether a tax benefit taken by the Company is more likely than not to be sustained upon audit. The amount recognized is equal to the largest amount that is more than 50% likely to be sustained. Interest and penalties associated with such uncertain tax positions are recorded as a component of income tax expense. As of December 31, 2022 and 2021 the Company has not identified any uncertain tax positions.

Net Loss Per Share

In March 2021, the Company amended its certificate of incorporation to create two classes of common stock outstanding: Class A common stock and Class B common stock. As more fully described in Note 11 "Redeemable Convertible Preferred Stock and Stockholders' Equity (Deficit)", the rights of the holders of Class A and Class B common stock are identical, except with respect to voting and conversion. Each share of Class A common stock is entitled to one (1) vote per share and each share of Class B common stock is entitled to ten (10) votes per share. Each share of Class B common stock is convertible into one share of Class A common stock at the option of the holder at any time. Shares of Class B common stock are automatically converted into Class A common stock upon sale or transfer, subject to certain limited exceptions. Shares of Class A common stock are not convertible. See Note 11 "Redeemable Convertible Preferred Stock and Stockholders' Equity (Deficit)" for additional information regarding the current conversion and transfer terms of the Company's common stock. The Company allocates undistributed earnings attributable to common stock between the common stock classes on a one-to-one basis when computing net loss per share. As a result, basic and diluted net loss per share of Class A common stock and share of Class B common stock are equivalent.

Net loss per share information is determined using the two-class method, which includes the weighted-average number of shares of common stock outstanding during the period and other securities that participate in dividends (a participating security). With respect to shares of Preferred Stock that were issued and outstanding prior to the IPO, the Company considers the shares of Preferred Stock to be participating securities because they include rights to participate in dividends with the common stock.

Under the two-class method, basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted net loss per share attributable to common stockholders is computed using the more dilutive of (1) the two-class method or (2) the if-converted method. The Company allocates net income first to the holders of the Preferred Stock based on dividend rights under the Company's certificate of incorporation and then to preferred and common stockholders based on ownership interests. Net losses are not allocated to preferred stockholders as they do not have an obligation to share in the Company's net losses.

Diluted net loss per share gives effect to all potentially dilutive securities. Potential dilutive securities consist of shares of common stock issuable upon the exercise of stock options, shares of common stock issuable upon the conversion of the outstanding shares of Preferred Stock, and shares of common stock issuable upon the vesting of restricted stock awards.

For the years ended December 31, 2022, 2021, and 2020, the net loss attributable to common stockholders is divided by the weighted-average number of shares of common stock outstanding during the period to calculate diluted earnings per share. The dilutive effect of common stock equivalents has been excluded from the calculation as their effect would have been anti-dilutive due to the net losses incurred for these periods.

The following potentially dilutive common stock equivalents have been excluded from the calculation of diluted weighted-average shares outstanding for the period presented:

	Year ended December 31,		
	2022	**2021**	**2020**
Stock options outstanding	6,865,265	6,329,822	7,611,258
Shares of Preferred Stock	—	—	29,695,200
Unvested RSAs, RSUs, and PSUs	1,328,714	345,026	156,852

Stock-Based Compensation

The Company accounts for stock-based compensation awards in accordance with the provisions of ASC 718, *Compensation—Stock Compensation* ("ASC 718"), which requires the recognition of expense related to the fair value of stock-based compensation awards in the statements of operations. For service-based awards, the Company recognizes stock-based compensation expense on a straight-line basis over the requisite service period of the award with actual forfeitures recognized as they occur.

See Note 12 for further description of the Company's stock-based compensation plans and a summary of the stock-based award activity for the years ended December 31, 2022, 2021, and 2020.

Comprehensive loss

Comprehensive loss is comprised of two components: net loss and other comprehensive loss, which includes other changes in stockholders' equity that result from transactions and economic events other than those with stockholders. Such changes include the cumulative foreign currency translation adjustment and unrealized gains or losses on available-for-sale securities. The tax effect of the cumulative foreign currency translation adjustment and unrealized gains or losses on available-for-sale securities is not significant for the years ended December 31, 2022 and 2021. Comprehensive loss equaled total net loss for the year ended December 31, 2020.

Contingent Liabilities

The Company has certain contingent liabilities that arise in the ordinary course of business activities. The Company accrues for loss contingencies when losses become probable and are reasonably estimable. If the reasonable estimate of the loss is a range and no amount within the range is a better estimate, the minimum amount of the range is recorded as a liability. The Company does not accrue for contingent losses that, in its judgment, are considered to be reasonably possible, but not probable; however, it discloses the range of such reasonably possible losses.

Segment Information

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision-making group, in making decisions on how to allocate resources and assess performance. The Company's chief operating decision maker is the chief executive officer ("CEO"). The Company and the CEO view the Company's operations and manage its business as one operating segment.

Emerging Growth Company Status

The Company is an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, or JOBS Act, and may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies." The Company may take advantage of these exemptions until the Company is no longer an "emerging growth company."

Section 107 of the JOBS Act provides that an "emerging growth company" can take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards. The Company has elected to use the extended transition period for complying with new or revised accounting standards and, as a result of this election, its financial statements may not be comparable to companies that comply with public company effective dates. The Company may take advantage of these exemptions up until the last day of the year following the fifth anniversary of an offering or such earlier time that it is no longer an emerging growth company. The Company would cease to be an emerging growth company if it has more than $1.07 billion in annual revenue, has more than $700.0 million in market value of its stock held by non-affiliates (as of the last day of the Company's then fiscal second quarter), or it issues more than $1.0 billion of non-convertible debt securities over a three-year period.

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the FASB issued ASU 2016-02, *Leases* ("ASC 842"). ASU 2016-02 requires a lessee to recognize most leases on the balance sheet but recognize expenses on the income statement in a manner similar to current practice. The update states that a lessee will recognize a lease liability for the obligation to make lease payments and a right-to-use asset for the right to use the underlying assets for the lease term. Leases will continue to be classified as either financing or operating, with classification affecting the recognition, measurement, and presentation of expenses and cash flows arising from a lease. Since the Company is an Emerging Growth Company and have elected to use the extended transition period for complying with any new or revised financial accounting standards, the Company adopted the ASU 2016-02 during the fourth quarter of 2022 and applied the modified retrospective method of adoption with a cumulative transition adjustment at January 1, 2022. See Note 3 for further detail of the impact to the Company's consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments-Credit Losses ("ASC 326"): Measurement of Credit Losses on Financial Instruments*. ASU 2016-13 requires that credit losses be reported as an allowance using an expected losses model, representing the entity's current estimate of credit losses expected to be incurred. The accounting guidance currently in effect is based on an incurred loss model. ASU 2016-13 affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. ASU 2016-13 is effective for public entities for annual reporting periods beginning after December 15, 2019, including interim periods within those fiscal years. For non-public companies, ASU 2016-13 is effective for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years. The Company plans to adopt this guidance in the year ended December 31, 2023. The Company is currently evaluating ASU 2016-13 and the potential impact on its consolidated financial statements and financial statement disclosures.

In December 2019, the FASB issued ASU 2019-12, Income Taxes – *Simplifying the Accounting for Income Taxes*. The new guidance simplifies the accounting for income taxes by removing several exceptions in the current standard and adding guidance to reduce complexity in certain areas, such as requiring that an entity reflect the effect of an enacted change in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. For public companies, the ASU is effective for years beginning after December 15, 2020, and interim periods within those years, with early adoption permitted. For non-public companies, the new standard is effective for years beginning after December 15, 2021, with early adoption permitted. The Company adopted this guidance in the year ended December 31, 2022 and it did not have a material impact on its consolidated financial statements.

In October 2021, the FASB issued ASU 2021-08, *Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers*. ASU 2021-08 changes the accounting for contract assets and liabilities acquired in a business combination by requiring an acquiring entity to measure contract assets and liabilities in accordance with ASC 606, Revenue from Contracts with Customers. For public business entities, the amendments in ASU 2021-08 are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The amendments in ASU 2021-08 should be applied prospectively to business combinations occurring on or after the effective date of the amendments. Early adoption of the amendments is permitted. The Company adopted this guidance in the year ended December 31, 2022 which resulted in the recognition of $613 deferred revenue associated with the Kompyte acquisition.

3. Leases

Lease Portfolio Overview

The Company's operating lease obligations consist of various leases for office space in areas that include, among others, Austin, Texas; Boston, Massachusetts; Dallas, Texas; Trevose, Pennsylvania; Barcelona, Spain; Limassol, Cyprus; and Prague, Czech Republic.

On October 13, 2022, the Company entered into an operating lease in Austin, Texas at 720 Brazos Street for the lease of 5,396 square feet of office space. The commencement date was November 1, 2022, and the lease has a non-cancellable term through December, 2027, with two five year Company extension options. The lease provided for a tenant improvement allowance, and for annual rent increases through the term of the lease.

On June 30, 2022, the Company entered into an operating lease in Barcelona, Spain at Carrer de Tanger 98 for the lease of 19,763 square feet of office space with a commencement date of July 1, 2022. The lease has a Company option to terminate the lease after three years, with six months prior notice, otherwise the lease term concludes in June, 2027. The lease provided for annual rent increases through the term of the lease.

On May 2, 2022, the Company entered into an operating lease in Dallas, Texas at 3838 Oak Lawn Avenue for the lease of 4,365 square feet of office space. The commencement date was May 1, 2022, and the lease has a non-cancellable term through August, 2025. The lease provided for tenant improvement allowance, and for annual rent increases through the term of the lease.

On April 28, 2022, the Company entered into an operating lease in Trevose, Pennsylvania at 3800 Horizon Boulevard for the lease of 10,450 square feet of office space. The commencement date was October 14, 2022, and the lease has a non-cancellable term through June, 2027, with a five year Company extension option. The lease provided for a turn-key fit-out, an additional upgrade allowance, and for annual rent increases through the term of the lease.

On June 23, 2021, the Company amended its operating lease, which was originally entered into on October 24, 2018, to expand its lease to a total of 16,467 square feet of office space in Boston, Massachusetts at 800 Boylston Street. The lease amendment provided for a turn-key fit-out and for annual rent increases through the term of the lease. The commencement date of the amended lease was January 1, 2022, and extended the non-cancellable lease term to March 2027. The lease provides for a Company option to extend the lease term for an additional period of five years.

On July 9, 2020, the Company entered into an operating lease in Limassol, Cyprus at Grosvenor Tower for the lease of 8,890 square feet of office space, with the commencement date of August 1, 2020, and lease term through July 2023. The lease provides for a Company option to terminate the lease at any point after two years, with two months prior notice. The lease provides for a Company option with Landlord consent to renew the lease for an additional three-year term. The lease provided for a turn-key fit-out and no annual rent increases permitted.

On May 28, 2020, the Company amended its operating lease in Prague, Czech Republic at Kavci Hory Office Park, which was originally entered into on December 14, 2016, to extend the term through July 2025. The amendment provided for a Company option to terminate the lease as of July 31, 2022, with 12 months prior notice. The Company did not exercise the termination option.

Prior to the adoption of ASC 842, the Company categorized leases at their inception as either operating or capital leases. On certain lease arrangements, the Company may have received rent holidays or other incentives. The Company recognized lease costs on a straight-line basis once it achieved control of the space, without regard to deferred payment terms, such as rent holidays, that deferred the commencement date of required payments or escalating payment amounts. The Company recorded the difference between required lease payments and rent expense as deferred rent. Additionally, incentives received were treated as a reduction of costs over the term of the agreement, as they were considered an inseparable part of the lease agreement.

Subsequent to the adoption of ASC 842, the Company categorizes leases at commencement as either operating or finance leases. The Company has operating leases for data centers and facilities and finance leases for certain equipment. The leases have remaining lease terms of less than a year to 6 years, some of which include options to extend the leases for up to 10 years. The Company recognizes lease expense for operating leases on a straight-line basis over the lease term. Variable costs, which are based on actual usage, are not included in the measurement of ROUAs and lease liabilities but are expensed when the event determining the amount of variable consideration to be paid occurs. Amortization expense of the ROUA for finance leases is recognized on a straight-line basis over the lease term and interest expense for finance leases is recognized based on the effective interest method using an incremental borrowing rate.

Adoption of ASC 842 resulted in the recording of $12,366 in ROUAs and $12,579 in lease liabilities as of January 1, 2022. Incremental borrowing rates as of January 1, 2022, the date the new standard was adopted, were used to calculate the present value of the Company's lease portfolio as of that date. The Company determines its incremental borrowing rate for each lease based on the rate of interest that the Company would have to pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term. There was no impact on retained earnings or other components of equity from the adoption. The Company elected to apply ASC 842 at the beginning of the period of adoption through a cumulative adjustment in accordance with ASC 842-10-65-1(c)(2).

The Company elected the three practical expedients as a package and applied them consistently to all leases, which allowed it to forgo reassessing whether any expired or existing contract contain leases, the classification for any expired or existing leases, and the initial direct costs for existing leases. The Company also made an accounting policy election to not recognize a lease liability or right-of-use asset on its consolidated balance sheet for leases with an initial term of twelve months or less, and instead recognizes such lease payments in the consolidated statements of operations and comprehensive loss on a straight-line basis over the lease term.

The components of lease expense were as follows:

	Year Ended December 31,	
	2022	
Operating lease cost	$	3,936
Short-term lease cost		1,128
Variable lease cost		7,340
Total lease cost	$	12,404

	Year Ended December 31,	
	2022	
Amortization of lease assets	$	2,106
Interest on lease liabilities		115
Total finance lease cost	$	2,221

Weighted-average remaining lease term and discount rate were as follows:

	As of December 31,
	2022
Weighted-average remaining lease term (in years)	
Operating leases	3.9
Finance leases	1.6
Weighted-average discount rate	
Operating leases	5.08 %
Finance leases	3.69 %

Future minimum amounts payable as of December 31, 2022 were as follows:

Year Ending December 31,	Operating Leases	Finance Leases
2023	$ 4,033	$ 2,393
2024	3,004	865
2025	2,578	194
2026	2,617	—
2027	1,167	—
Thereafter	154	—
Total lease payments	13,553	3,452
Less: imputed interest	(930)	(134)
Total lease liabilities	$ 12,623	$ 3,318

As of December 31, 2022 the Company had no additional operating or finance leases that have not yet commenced.

Rent expense related to the Company's office facilities was $5,064, $3,817, and $4,334 for the years ended December 31, 2022, 2021, and 2020, respectively.

As previously disclosed in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and under the previous lease accounting standard, future minimum payments for operating leases and capital leases as of December 31, 2021 were as follows:

Year Ending December 31,	Operating Leases	Capital Leases
2022	$ 4,051	$ 2,195
2023	2,734	2,346
2024	1,738	679
2025	1,341	151
2026 and thereafter	1,597	—
Total future lease payments	11,461	5,371
Less: imputed interest	—	(416)
Total	$ 11,461	$ 4,955

4. Property and Equipment, Net

Property and equipment consists of the following:

	As of December 31,			
	2022		**2021**	
Computer equipment (1)	$	11,133	$	10,045
Furniture and office equipment		1,738		948
Leasehold improvements		786		1,737
Total property and equipment		13,657		12,730
Less: accumulated depreciation and amortization		(5,581)		(4,460)
Property and equipment, net	$	8,076	$	8,270

(1) Includes property and equipment acquired under finance leases (subsequent to the adoption of ASC 842) and capital leases (prior to the adoption of ASC 842) of $3,272 and $5,748, respectively.

Depreciation and amortization expense related to property and equipment was $4,200, $2,826, and $1,013 for the years ended December 31, 2022, 2021, and 2020, respectively. Depreciation and amortization expense for the years ended December 31, 2022, 2021, and 2020 included $2,030, $1,465, and $0 related to property and equipment acquired under finance and capital leases.

5. Other Assets

Investments in Convertible Debt

In January 2021, the Company purchased two convertible debt securities (the "January 2021 Notes") for a total aggregate investment of $500 with maturity dates of January 1, 2023 and annual interest rates of 6%. In February 2022, the Company purchased an additional convertible debt security (the "February 2022 Note") in the amount of $2,000 with a maturity date of February 25, 2024, and annual interest rate of 6%. Interest accrues on each note and becomes payable upon conversion of each convertible note, or will be paid in connection with the repayment in full of the principal amount of such convertible notes.

These convertible note investments are classified as available-for-sale securities. The January 2021 Notes and February 2022 Note are included in prepaid expenses and other current assets and other assets, respectively, in the accompanying consolidated balance sheets based on the maturity dates. The Company accounts for these investments, along with the embedded derivatives associated with their conversion features, by utilizing the fair value option within ASC 825, *Financial Instruments* ("ASC 825"), and accounting for the entire hybrid instrument at fair value through other income (expense). The Company recorded an increase in the fair value of the convertible notes of $1,152 for the year ended December 31, 2022. Changes in the fair value of the convertible notes were not material for the year ended December 31, 2021.

With respect to its investments in these convertible debt securities, the Company has a variable interest in the issuer of these securities, which is a variable interest entity. After evaluation of the relationship between the Company and this variable interest entity, the Company determined not to consolidate this variable interest entity's results of operations for the years ended December 31, 2022 and 2021. Significant judgments included the determination that this variable interest entity lacked sufficient equity at risk to finance its activities without additional subordinated support, and that the Company was not the primary beneficiary of the variable interest entity given the Company's variable interests do not constitute a controlling financial interest.

6.   Acquisitions, Acquired Intangible Assets, and Goodwill

Acquisitions

Backlinko

On January 13, 2022, the Company completed an asset purchase agreement with Backlinko, LLC ("Backlinko"), acquiring certain of Backlinko's assets for cash consideration of $4,000. The purpose of this asset acquisition was to acquire valuable content and to access an existing revenue stream in Backlinko's SEO courses.

The Company accounted for this transaction as an asset acquisition and allocated the cost of the asset acquisition to the individual assets acquired. The Company allocated $3,915 to the acquired intangible assets and the remaining cost of the acquisition was allocated to the other assets acquired, which were not material. The identifiable intangible assets consisted of trade names and intellectual property, which the Company amortizes over the assets' useful lives using a straight-line amortization method. The Company assigned useful lives to the acquired trade name and content of five years and four years, respectively.

Kompyte

On March 14, 2022, the Company executed a purchase agreement with Intellikom, Inc., which does business under the name Kompyte ("Kompyte") to acquire 100% of Kompyte's assets for cash consideration of $10,000. The purpose of the acquisition of Kompyte was to acquire Kompyte's assets, including its competitive intelligence automation platform. Aggregate acquisition-related costs associated with this business combination were not material for the year ended December 31, 2022, and were included in general and administrative expenses in the consolidated statement of operations and comprehensive loss. The results of operations of Kompyte have been included in the Company's consolidated financial statements from the date of acquisition.

The Company has accounted for this transaction as a business combination under the acquisition method. The total purchase price was allocated to the tangible and intangible assets acquired and the liabilities assumed based on their estimated fair values. The Company recorded the excess of the purchase price over those fair values as goodwill that is not deductible for tax purposes. The following table presents the purchase price allocation recorded in the Company's consolidated balance sheet as of the acquisition date, which was final as of June 30, 2022:

Assets acquired		Purchase Price Allocation
Fair value of tangible assets:		
Other assets	$	328
Goodwill		4,928
Identifiable intangible assets		5,500
Total assets acquired	$	10,756
Liabilities assumed		
Current and non-current liabilities	$	756
Total liabilities assumed	$	756
Net assets acquired	$	10,000

The Company allocated $5,500 of the purchase price to identifiable intangible assets consisting of developed technology, trade names, and customer relationships, which it amortizes over the assets' useful lives using a straight-line amortization method. The Company assigned useful lives to acquired developed technology, trade names, and customer relationships of six years, six years, and three years, respectively.

This business combination did not have a material impact on the Company's consolidated financial statements. Therefore, actual results of operations subsequent to the acquisition date and pro forma results of operations have not been presented.

Intangible Assets

Intangible assets consist of intangible assets resulting from the Company's acquisitions and its capitalized internal-use software development costs. Intangible assets consist of the following:

	As of December 31, 2022			
	Weighted Average Remaining Useful Life (years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Developed technology	4.8	$ 4,007	$ (765)	$ 3,242
Trade name	4.6	3,810	(656)	3,154
Content	3.1	1,958	(471)	1,487
Customer relationships	2.3	600	(159)	441
Capitalized internal-use software	2.6	3,415	(1,453)	1,962
Total as of December 31, 2022		$ 13,790	$ (3,504)	$ 10,286

	As of December 31, 2021			
	Weighted Average Remaining Useful Life (years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Developed technology	4.7	$ 1,194	$ (266)	$ 928
Trade name	1.7	68	(30)	38
Capitalized internal-use software	2.5	2,964	(1,005)	1,959
Total as of December 31, 2021		$ 4,226	$ (1,301)	$ 2,925

During the years ended December 31, 2022, 2021, and 2020, the Company capitalized $1,760, $1,403, and $1,032, respectively, of internal-use software development costs which are classified as intangible assets on the accompanying consolidated balance sheets, and recorded associated amortization expense of $570, $482, and $305.

Amortization expense for acquired intangible assets was $1,880, $227, and $69 for the years ended December 31, 2022, 2021, and 2020, respectively.

As of December 31, 2022, future amortization expense is expected to be as follows:

Fiscal Year Ended December 31,	Amount	
2023	$	2,486
2024		2,265
2025		2,104
2026		1,721
2027 and thereafter		1,710
Total	$	10,286

Goodwill

The changes in the carrying value of goodwill during the year ended December 31, 2022 were as follows:

	Amount	
Balance as of January 1, 2022	$	1,991
Kompyte acquisition		4,928
Foreign currency translation adjustment		(390)
Balance as of December 31, 2022	$	6,529

7.   Exit Costs

On February 24, 2022, Russian forces launched significant military action against Ukraine. As a result of this conflict and the sanctions imposed by the European Union, United Kingdom, United States and Canada, among others, the Company began to exit its operations in Russia during March 2022. As of August 10, 2022, the Company no longer had operating subsidiaries in Russia, and as of December 31, 2022, the Company had relocated substantially all of its employees outside of Russia. All costs associated with its exit activities from Russia are included in the consolidated statements of operations in its income from continuing operations under the line item, *Exit costs*.

Exit costs in connection with the winding down of operations in Russia include employee severance and fringe benefit costs, the loss on the sales of the Company's Russian subsidiaries, and other associated relocation costs.

For employee severance and fringe benefit costs, the Company incurred costs of $1,244 during the year ended December 31, 2022. The Company does not expect to incur additional employee severance and fringe benefit costs related to the winding down of its operations in Russia that would be significant to its results of operations.

For other associated relocation costs, the Company incurred $8,282 in the year ended December 31, 2022. The Company expects to incur an additional $1,318 in other associated costs, of which the majority is expected to be incurred during the quarter ended March 31, 2023.

During the year ended December 31, 2022, the Company completed its sale of its two Russia-based subsidiaries. The Company recorded a loss on the sale of its Russian subsidiaries of approximately $1,738, primarily consisting of the disposal of fixed assets, which was included in exit costs in the consolidated statement of operations.

8.   Accrued expenses

Accrued expenses consists of the following:

	As of December 31,	
	2022	**2021**
Employee compensation	$ 5,083	$ 10,580
Income taxes payable	1,090	2,375
Other taxes payable	10,101	3,264
Vacation reserves	1,372	1,988
Other	201	1,272
Total accrued expenses	$ 17,847	$ 19,479

9.   Revolving Credit Facility

Senior Secured Revolving Credit Facility

On January 12, 2021, the Company executed a credit agreement with JPMorgan Chase Bank, N.A., in the form of a revolving credit facility, that consists of a $45.0 million revolving credit facility and a letter of credit sub-facility with an aggregate limit equal to the lesser of $5.0 million and the aggregate unused amount of the revolving commitments then in effect. The availability of the credit facility is subject to the borrowing base based on an advance rate of 400% multiplied by annualized retention applied to monthly recurring revenue. The credit facility has a maturity of three years and will mature on January 12, 2024.

Borrowings under the credit facility bear interest at the Company's option at (i) LIBOR, subject to a 0.50% floor, plus a margin, or (ii) the alternate base rate, subject to a 3.25% floor (or 1.50% prior to positive consolidated adjusted earnings before interest, taxes, depreciation, and amortization ("adjusted EBITDA") for the twelve months most recently ended), plus a margin. For LIBOR borrowings, the applicable rate margin is 2.75% (or 3.50% prior to positive consolidated adjusted EBITDA as of the twelve months most recently ended). For base rate borrowings, the applicable margin is 0.00% (or 2.50% prior to positive consolidated adjusted EBITDA as of the twelve months most recently ended). The Company is also required to pay a 0.25% per annum fee on undrawn amounts under the Company's revolving credit facility, payable quarterly in arrears.

As of December 31, 2022, the Company had not drawn on this revolving credit facility, however the Company reduced its available balance on this revolving credit facility by $176 to replace its letter of credit and associated restricted cash in conformance with the contractual provisions with one of its office leases. For the years ended December 31, 2022 and 2021, the Company incurred $118 and $110 in interest expense, respectively, related to this credit facility.

In connection with entering into the credit facility, the Company incurred issuance costs totaling $630, which are being amortized on a straight-line basis to interest expense through the maturity date of the facility. During the years ended December 31, 2022 and December 31, 2021, the Company recorded interest expense of $211 and $211, respectively, related to the amortization of the deferred issuance costs.

10.   Income Taxes

Loss before income taxes consists of the following:

		Year Ended December 31,				
		2022		**2021**		**2020**
United States	$	(31,061)	$	(6,021)	$	(8,772)
Foreign		(1,856)		3,006		2,337
Loss before income taxes	$	(32,917)	$	(3,015)	$	(6,435)

The provision for income taxes in the accompanying consolidated financial statements is comprised of the following:

		Year Ended December 31,				
		2022		**2021**		**2020**
Current taxes:						
Federal	$	156	$	—	$	—
Foreign		868		123		640
State		160		88		27
Total current taxes		1,184		211		667
Deferred taxes:						
Federal		11		—		—
Foreign		(264)		59		(90)
State		—		—		—
Total deferred taxes		(253)		59		(90)
Provision for income taxes	$	931	$	270	$	577

The reconciliation of the United States statutory tax rate to the Company's effective tax rate included in the accompanying consolidated statements of operations is as follows:

	Year Ended December 31,		
	2022	**2021**	**2020**
Expected benefit from income taxes	21.0 %	21.0 %	21.0 %
State taxes, net of federal benefit	2.4	6.2	3.7
Foreign income tax rate differential	(4.1)	16.0	2.5
Impact of disposition of Russian subsidiaries	6.1	—	—
Non-deductible expenses	—	(12.7)	(10.7)
Net impact of GILTI	—	(38.9)	(3.1)
Deferred statutory rate changes	(2.9)	(1.7)	(1.1)
Stock compensation	(1.4)	93.8	—
Foreign research and development incentive	1.7	24.1	—
Tax attribute expiration	(2.8)	—	—
Change in valuation allowance	(21.0)	(110.1)	(21.3)
Other, net	(1.8)	(6.6)	—
Effective tax rate	(2.8)%	(8.9)%	(9.0)%

The Company's effective tax rate differs from the statutory rate each year primarily due to the valuation allowance maintained against the Company's net deferred tax assets and the impact of the jurisdictional mix of earnings.

Interpretive guidance on the accounting for GILTI states that an entity can make an accounting policy election to either recognize deferred taxes for temporary basis differences expected to reverse as GILTI in future years or provide for the tax expense related to GILTI in the year the tax is incurred as a period expense only. The Company has made the accounting policy election to recognize GILTI as a period expense.

Deferred tax assets and liabilities reflect the net tax effects of net operating loss carryovers and the temporary differences between the assets and liabilities carrying value for financial reporting and the amounts used for income tax purposes. The Company's significant deferred tax assets (liabilities) components are as follows:

	As of December 31,	
	2022	2021
Deferred tax assets:		
Net operating loss carryforwards	$ 10,018	$ 12,847
Capitalized research and development expenditures	9,487	—
Accruals and reserves	1,670	2,419
Stock based compensation	959	262
Intangibles	520	298
Depreciation	100	—
Capital loss carryforwards	1,915	—
Finance lease	3,795	1,045
Other deferred tax asset carryforward	162	252
Gross deferred tax assets	28,626	17,123
Valuation allowance	(21,698)	(14,623)
Total deferred tax assets	6,928	2,500
Deferred tax liabilities:		
Depreciation	(650)	(1,285)
Intangibles	(172)	(262)
Deferred commissions	(2,178)	(1,196)
Operating lease right-of-use assets	(3,662)	—
Other	(277)	(25)
Total deferred tax liabilities	(6,939)	(2,768)
Net deferred tax (liabilities) assets	$ (11)	$ (268)

The Company's valuation allowance increased by $7,075, primarily as a result of the operating loss incurred during the year ended December 31, 2022. In assessing the ability to realize the Company's net deferred tax assets, management considers various factors including taxable income in carryback years, future reversals of existing taxable temporary differences, tax planning strategies, and future taxable income projections to determine whether it is more likely than not that some portion or all of the net deferred tax assets will not be realized. Based on the negative evidence, including the worldwide cumulative losses that the Company has incurred, the Company has determined that the uncertainty regarding realizing its deferred tax assets is sufficient to warrant the need for a full valuation allowance against its worldwide net deferred tax assets.

As of December 31, 2022, the Company had U.S. federal net operating loss carryforwards of $28,611 generated in the tax years beginning after December 31, 2017 that do not expire. As of December 31, 2022, the Company had U.S. capital loss carryforwards of $8,034 that expire in 2027. As of December 31, 2022, the Company had U.S. state net operating loss carryforwards of $15,702, substantially all of which expire at various dates through 2041. As of December 31, 2022, the Company had Cyprus net operating loss carryforwards of $22,837 that expire at various dates through 2024. As of December 31, 2022, the Company had net operating loss carryforwards of $1,189 from other foreign locations that expire at various dates through 2042.

Under Section 382 of the U.S. Internal Revenue Code, if a corporation undergoes an ownership change, the corporation's ability to use its pre-change net operating loss carryforwards to offset its post-change income and taxes may be limited. In general, an ownership change occurs if there is a 50 percent cumulative change in ownership of the Company over a rolling three-year period. Similar rules may apply under U.S. state tax laws. The Company has not conducted an assessment to determine whether there may have been a Section 382 ownership change from inception through December 31, 2022, however it does not believe it has experienced a restrictive ownership change.

At December 31, 2022, 2021, and 2020, the Company had no recorded liabilities for uncertain tax positions. In addition, at December 31, 2022, 2021, and 2020, the Company had no accrued interest or penalties related to uncertain tax positions. The Company's accounting policy is to recognize interest and penalties related to uncertain tax positions in income tax expense.

The Company files income tax returns in the U.S. federal tax jurisdiction, various state, and various foreign jurisdictions. The Company is currently open to examination under the statute of limitations by the Internal Revenue Service and material state jurisdictions for the tax years ended 2019 through 2022. Since the Company is in a U.S. loss carryforward position, carryforward tax attributes generated in prior years may still be adjusted upon future examination if they have or will be used in a future period. Additionally, certain non-U.S. jurisdictions are no longer subject for income tax examinations by authorities for tax years before 2016.

The Company has not provided U.S. deferred income taxes or foreign withholding taxes on unremitted earnings of foreign subsidiaries of approximately $3,057 as such amounts are considered to be indefinitely reinvested in these jurisdictions. The accumulated earnings in the foreign subsidiaries are primarily utilized to fund working capital requirements as its subsidiaries continue to expand their operations and to fund future foreign acquisitions. The amount of any unrecognized deferred tax liability related to undistributed foreign earnings is immaterial.

11.   Redeemable Convertible Preferred Stock and Stockholders' Equity

Public Offerings

On March 29, 2021, the Company closed its initial public offering (the "IPO") in which it sold 10,000,000 shares of its Class A common stock at a price to the public of $14.00 per share. The Company received $126,600 in net proceeds after deducting approximately $13,400 for underwriting discounts, commissions and offering expenses. Immediately prior to the completion of the IPO, all shares of common stock then outstanding were reclassified as Class B common stock, and all shares of redeemable convertible preferred stock and convertible preferred stock then outstanding were converted into shares of common stock on a one-to-one basis and then reclassified into Class B common stock.

On April 20, 2021, the underwriters of the Company's IPO partially exercised their option to purchase additional shares of Class A common stock. In connection with the closing of the partial exercise on April 23, 2021, the underwriters purchased 719,266 shares of the Company's Class A common stock for net proceeds to the Company of $9,200 after deducting approximately $800 for underwriting discounts, commissions and offering expenses.

On November 23, 2021, the Company closed a follow-on offering (the "Follow-On Offering") in which it sold 4,000,000 shares of its Class A common stock at a price to the public of $20.50 per share. The Company received $77,900 in net proceeds after deducting approximately $4,100 for underwriting discounts, commissions and offering expenses. Selling stockholders sold an aggregate of 1,000,000 shares of Class A common stock in the Follow-On Offering.

Prior to the IPO, the authorized capital stock of the Company included 9,898,400 shares of preferred stock, of which 3,379,400 shares were designated as Series A Redeemable Convertible Preferred Stock,

1,837,600 shares were designated as Series A-1 Redeemable Convertible Preferred Stock and 4,681,400 shares were designated as Series B Convertible Preferred Stock (collectively the "Preferred Stock").

Immediately prior to the closing of the IPO, the outstanding shares of Preferred Stock were converted on a three-for-one basis into 29,695,200 shares of common stock. The holders of the Company's Preferred Stock had certain voting, dividend, and redemption rights, as well as liquidation preferences and conversion privileges. All rights, preferences, and privileges associated with the preferred stock were terminated at the time of the Company's IPO in conjunction with the conversion of all outstanding shares of Preferred Stock into shares of common stock.

As of December 31, 2022, the total number of shares of all classes of stock which the Company shall have authority to issue was (i) 1,000,000,000 shares of Class A common stock, par value $0.00001 per share, and (ii) 160,000,000 shares of Class B common stock, par value $0.00001 per share, and (iii) 100,000,000 undesignated shares of Preferred Stock, par value $0.00001 per share.

Each share of Class A common stock entitles the holder to one vote for each share on all matters submitted to a vote of the Company's stockholders at all meetings of stockholders and written actions in lieu of meetings. Each share of Class B common stock entitles the holder to ten votes for each share on all matters submitted to a vote of the Company's stockholders at all meetings of stockholders and written actions in lieu of meetings.

Holders of Class A common stock and Class B common stock are entitled to receive dividends, when and if declared by the board of directors (the "Board").

Each share of Class B common stock is convertible into one share of Class A common stock at the option of the holder at any time. Automatic conversion shall occur upon the occurrence of (i) a Transfer, as defined in the amended and restated certificate of incorporation, of such share of Class B common stock, (ii) the affirmative vote of at least two-thirds of the outstanding shares of Class B common stock, voting as a single class, or (iii) on or after the earlier to occur of (a) the seventh year anniversary of the effectiveness of the amended and restated certificate of incorporation or (b) the date on which the outstanding shares of Class B common stock represents less than 10% of the aggregate number of the then outstanding shares of Class A common stock and Class B common stock. Further, upon either the death or incapacitation of a holder of Class B common stock, the shares held by such shareholder shall automatically be converted into one share of Class A common stock.

Stock Split

On March 15, 2021, the Board approved a 3-for-1 stock-split of the Company's common stock. The stock split was approved by the stockholders on March 15, 2021 and became effective on March 15, 2021. Upon the effectiveness of the stock split, (i) every one share of common stock outstanding was increased to three shares of common stock, (ii) the number of shares of common stock into which each outstanding option to purchase common stock is exercisable was proportionally increased on a 3-for-1 basis, and (iii) the exercise price of each outstanding option to purchase common stock was proportionately decreased on a 3-for-1 basis. Additionally, shares of common stock reserved for issuance upon the conversion of the Company's Preferred Stock were proportionately increased on a 3-for-1 basis and the respective conversion prices of the Preferred Stock were proportionately reduced. All share and per share data shown in the accompanying consolidated financial statements and related notes have been retroactively revised to reflect the stock split.

Common Stock Reserved for Future Issuance

As of December 31, 2022, the Company had reserved the following shares of common stock for future issuance pursuant to the 2021 Stock Option and Incentive Plan (the "2021 Plan"):

Shares of common stock authorized for issuance	13,503,001
Options outstanding	(2,041,634)
Restricted stock units issued and outstanding	(1,346,925)
Performance stock units issued and outstanding	(1,377,216)
Shares of common stock reserved for future issuance (1)	8,737,226

(1) Excluded from the table above are 4,823,631 options and 53,331 restricted stock awards granted under the 2019 Plan, which upon exercise or vesting, will not impact the shares of common stock reserved for future issuance reflected above.

12.   Stock-Based Compensation

In 2019, the Board of Directors adopted the Semrush Holdings, Inc. 2019 Stock Option and Grant Plan (the "2019 Plan"), which provides for the grant of qualified incentive stock options and nonqualified stock options or other awards, including restricted stock unit awards, to the Company's employees, officers, directors, advisors, and outside consultants for the purchase of up to 8,682,600 shares of the Company's common stock. In July 2020, the 2019 Plan was amended to provide for the grant of qualified incentive stock options and nonqualified stock options or other awards to the Company's employees, officers, directors, advisors, and outside consultants for the purchase of up to 10,163,772 shares of the Company's common stock. Stock options generally vest over a 4-year period and expire 10 years from the date of grant. Certain options provide for accelerated vesting if there is a change in control (as defined in the 2019 Plan).

The Semrush Holdings, Inc. 2021 Stock Option and Incentive Plan was adopted by the Board on March 3, 2021 and approved by stockholders on March 15, 2021 and became effective immediately prior to the effectiveness of the Company's registration statement in connection with its IPO. The 2021 Plan replaced the 2019 Plan as the Board determined not to make additional awards under the 2019 Plan following the pricing of the Company's IPO. The 2021 Plan allows the compensation committee of the Board to make equity-based and cash-based incentive awards to the Company's officers, employees, directors and other key persons (including consultants).

The Company initially reserved 13,503,001 shares of Class A common stock for the issuance of awards under the 2021 Plan. The 2021 Plan provides that the number of shares reserved and available for issuance under the plan will automatically increase each January 1, beginning on January 1, 2022, by the lesser of 5% of the outstanding number of shares of Class A and Class B common stock on the immediately preceding December 31, or such lesser number of shares as determined by the compensation committee. This number is subject to adjustment in the event of a stock split, stock dividend or other change in the Company's capitalization.

The Company accounts for stock-based compensation in accordance with the provisions of ASC 718 *Compensation - Stock Compensation*, which requires the recognition of expense related to the fair value of stock-based compensation awards in the statements of operations. For stock option awards issued under the Company's stock-based compensation plans to employees and members of the Board for their services on the Board, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model as discussed further below. For restricted stock units ("RSUs") granted subject to service-based vesting conditions, the fair value is determined based on the closing price of the Company's Class A common stock, as reported on the New York Stock Exchange. RSUs granted subject to service-based vesting conditions generally vest over a four-year requisite service period. For all other service-based awards, the Company recognizes compensation expense on a straight-line basis over the requisite service period of the award with actual forfeitures recognized as they occur.

Given the absence of an active market for the Company's common stock prior to the completion of the IPO, the Board, the members of which the Company believes have extensive business, finance, and venture capital experience, were required to estimate the fair value of the Company's common stock at the time of each grant of a stock-based award. The Company and the Board utilized various valuation methodologies in accordance with the framework of the American Institute of Certified Public Accountants' Technical Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, to estimate the fair value of its common stock. Each valuation methodology includes estimates and assumptions that require the Company's judgment. These estimates and assumptions include a number of objective and subjective factors, in determining the value of the Company's common stock at each grant date, including the following factors: (1) prices paid for the Company's Preferred Stock, which the Company had sold to outside investors in arm's-length transactions, and the rights, preferences, and privileges of the Company's Preferred Stock and common stock; (2) valuations performed by an independent valuation specialist; (3) the Company's stage of development and revenue growth; (4) the fact that the grants of stock-based awards involved illiquid securities in a private company; and (5) the likelihood of achieving a liquidity event for the common stock underlying the stock-based awards, such as an IPO or sale of the Company, given prevailing market conditions.

The Company believes this methodology to be reasonable based upon the Company's internal peer company analyses, and further supported by several arm's-length transactions involving the Company's Preferred Stock. Prior to the Company's common stock being actively traded, the determination of fair value involved assumptions, judgments, and estimates. If different assumptions were made, stock-based compensation expense, consolidated net income (loss) and consolidated net income (loss) per share could have been significantly different. Following the closing of the Company's IPO, fair value is determined based on the closing price of the Company's Class A common stock, as reported on the New York Stock Exchange on the date of grant.

The fair value of each option award was estimated on the date of grant using the Black-Scholes option-pricing model. As there was no public market for its common stock prior to March 25, 2021, which was the first day of trading, and as the trading history of the Company's common stock was limited through December 31, 2022, the Company determined the expected volatility for options granted based on an analysis of reported data for a peer group of companies that issued options with substantially similar terms. The expected volatility of options granted has been determined using an average of the historical volatility measures of this peer group of companies. The expected life of options granted to employees was calculated using the simplified method, which represents the average of the contractual term of the option and the weighted-average vesting period of the option. The Company uses the simplified method because it does not have sufficient historical option exercise data to provide a reasonable basis upon which to estimate expected term. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected life of the share option. The Company has not paid, nor anticipates paying, cash dividends on its ordinary shares; therefore, the expected dividend yield is assumed to be zero.

The weighted-average assumptions utilized to determine the fair value of options granted to employees are presented in the following table:

	Year Ended December 31,		
	2022	**2021**	**2020**
Expected volatility	53.3 %	52.1 %	51.0 %
Weighted-average risk-free interest rate	2.72 %	1.07 %	0.71 %
Expected dividend yield	—	—	—
Expected life – in years	6	6	6

A summary of the Company's option activity under 2021 Plan and the 2019 Plan as of December 31, 2022, and changes during the year then ended are as follows:

	Number of Options	Weighted-Average Exercise Price (per share)	Weighted-Average Remaining Contractual Term (in years)
Outstanding at December 31, 2021	6,329,822	$ 2.32	8.14
Granted	1,841,178	11.99	
Exercised	(681,860)	1.44	
Forfeited	(623,875)	4.28	
Outstanding at December 31, 2022	6,865,265	4.82	7.68
Options exercisable at December 31, 2022	4,162,946	1.72	7.02

The weighted-average grant-date fair value of options granted during the years ended December 31, 2022, 2021, and 2020 was $6.36, $8.45, and $2.01 per share, respectively. No tax benefits were realized from options during the year ended December 31, 2022.

The aggregate intrinsic value of options outstanding as of December 31, 2022 and 2021 was $32,721 and $117,734, respectively.

The aggregate intrinsic value for options exercised during the years ended December 31, 2022, 2021, and 2020 was $6,687, $26,151, and $566, respectively.

The aggregate intrinsic value for options exercisable as of December 31, 2022 was $27,919.

The aggregate intrinsic value was calculated based on the positive difference, if any, between the estimated fair value of the Company's common stock on December 31, 2022 and 2021, respectively, or the date of exercise, as appropriate, and the exercise price of the underlying options.

On July 28, 2020, the Company issued 156,852 shares of its restricted common stock ("Restricted Stock Issuance") to the founders of Prowly for a total fair value of $291 under the 2019 Plan. This Restricted Stock Issuance vests over a three-year service period, applicable to both founders. As of December 31, 2022, 103,521 shares have vested in connection with this Restricted Stock Issuance.

During the years ended December 31, 2022 and 2021, the Company granted to employees RSU awards for 1,181,782 and 239,936 shares of Class A common stock under the 2021 Plan, respectively. During the years ended December 31, 2022 and 2021 the Company recorded stock-based compensation expense related to the RSU grants of $3,295 and $440. The Company did not grant RSU awards during the year ended December 31, 2020.

A summary of RSU activity under the Company's 2021 Plan for the year ended December 31, 2022 is as follows:

	Number of Shares	Weighted-Average Grant Date Fair Value		Aggregate Fair Value	
Unvested balance at January 1, 2022	239,936	$	17.21	$	4,129
Granted	1,181,782		11.70		13,827
Vested	(77,182)		16.01		1,236
Forfeited	(74,793)		13.25		991
Unvested balance as of December 31, 2022	1,269,743	$	11.97	$	15,194

During the year ended December 31, 2022, the Company granted to employees performance stock units ("PSU") awards for 1,395,596 shares of Class A common stock under the 2021 Plan. The Company did not grant PSU awards during the year ended December 31, 2021.

The Company records stock-based compensation expense related to the PSU grants when it is probable that the underlying performance conditions will be recognized. During the year ended December 31, 2022, the Company granted two sets of PSU grants; executives and acquisition-related. The acquisition-related PSUs contained a market component. These awards were deemed probable of partial achievement by the Company during the year ended December 31, 2022. The executive grants were not probable of achievement as of December 31, 2022.

During the year ended December 31, 2022, $148 of expense has been recognized in connection with a portion of the acquisition-related PSU awards, however, the remaining acquisition-related PSU awards were not probable of achievement as of December 31, 2022. For PSU grants that have only service and performance conditions, the Company measures these awards at the fair value of its class A common stock on the grant dates. For PSU grants that incorporate a market condition, only the market condition is reflected in the estimated fair value on the grant dates. The Company determined the fair value of the PSU awards using a binomial valuation method.

A summary of PSU activity under the Company's 2021 Plan for the year ended December 31, 2022 is as follows:

	Number of Shares	Weighted-Average Grant Date Fair Value		Aggregate Fair Value	
Unvested balance at January 1, 2022	—	$	—	$	—
Granted	1,395,596		11.18		15,603
Vested	—		—		—
Forfeited	(111,976)		11.05		1,237
Unvested balance at December 31, 2022	1,283,620	$	11.22	$	14,402

Compensation expense is based on the estimated value of the awards on the grant date, and is recognized over the period from the grant date through the expected vest dates of each vesting condition. The compensation expense attributable to the acquisition-based PSU awards was estimated based on a Monte Carlo simulation model, which applied the following key assumptions:

	For the Year Ended December 31, 2022
Risk-free interest rate	2.07 %
Volatility	70.00 %
Dividend Yield	— %
Term (years)	4.13

The Company has recorded stock-based compensation expense of $7,393, $2,742, and $1,079 during the years ended December 31, 2022, 2021, and 2020, respectively. The following table shows stock-based compensation expense by where the stock-based compensation expense is recorded by line item in the Company's consolidated statement of operations:

	For the Year Ended December 31,		
	2022	2021	2020
Cost of revenue	$ 74	$ 37	$ 18
Sales and marketing	2,235	405	166
Research and development	1,123	348	113
General and administrative	3,961	1,952	782
Total stock-based compensation	$ 7,393	$ 2,742	$ 1,079

As of December 31, 2022, there was $741 of unrecognized compensation cost related to unvested common stock option arrangements granted under the 2019 Plan, which is expected to be recognized over a weighted-average period of 1.34 years and $9,561 of unrecognized compensation cost related to unvested common stock option arrangements granted under the 2021 Plan, which is expected to be recognized over 3.27 years. As of December 31, 2022, there was $12,897 of unrecognized compensation cost related to unvested RSUs granted under the 2021 Plan, which is expected to be recognized over a weighted-average period of 3.14 years. As of December 31, 2022, the amount of unrecognized compensation cost related to unvested PSUs was not material.

2021 Employee Stock Purchase Plan

The Semrush Holdings, Inc. 2021 Employee Stock Purchase Plan (the "ESPP") was adopted by the Board on March 3, 2021 and approved by stockholders on March 15, 2021 and became effective immediately prior to the effectiveness of the Company's registration statement in connection with its IPO. The ESPP initially reserves and authorizes the issuance of up to a total of 3,000,667 shares of Class A common stock to participating employees. The ESPP provides that the number of shares reserved and available for issuance will automatically increase each January 1, beginning on January 1, 2022 and each January 1 thereafter through January 1, 2031, by the least of (i) 1% of the outstanding number of shares of Class A and Class B common stock on the immediately preceding December 31; (ii) 3,000,667 shares or (iii) such lesser number of shares of Class A common stock as determined by the ESPP administrator. The number of shares reserved under the ESPP is subject to adjustment in the event of a stock split, stock dividend or other change in the Company's capitalization. The Company will continue to offer, sell and issue shares of common stock under the ESPP from time to time based on various factors and conditions, although the Company is under no obligation to sell any shares under the ESPP.

The first service period of the ESPP began on September 1, 2021, the second service period of the ESPP began on March 1, 2022, and the third service period of the ESPP began on September 1, 2022. The Company recognized $204 and $133 in stock-based compensation expense related to these service periods for the years ended December 31, 2022 and 2021, respectively. On February 28, 2022, the Company issued 39,516 shares of its Class A common stock to its employees under its ESPP for the service period then ended. On August 31, 2022, the Company issued 25,240 shares of its Class A common stock to its employees under its ESPP for the service period then ended.

13.   Commitments and Contingencies

Data Providers

In addition to its leases, the Company also has multi-year commitments with certain data providers expiring at various dates through 2026. As of December 31, 2022, future commitments for data services are as follows:

Fiscal year ended December 31,		Amount
2023	$	8,408
2024		10,473
2025		11,288
2026		3,008
Total	$	33,177

Litigation

From time to time the Company may become involved in legal proceedings or be subject to claims arising in the ordinary course of its business. Although the results of litigation and claims cannot be predicted with certainty, the Company currently believes that the final outcome of these ordinary course matters will not have a material adverse effect on its business, operating results, financial condition or cash flows. Regardless of the outcome, litigation can have an adverse impact on the Company because of defense and settlement costs, diversion of management resources and other factors.

Indemnification

The Company typically enters into indemnification agreements with customers in the ordinary course of business. Pursuant to these agreements, the Company indemnifies and agrees to reimburse the indemnified party for losses suffered or incurred as a result of claims of intellectual property infringement. These indemnification agreements are provisions of the applicable customer agreement. Based on when clients first sign an agreement for the Company's service, the maximum potential amount of future payments the Company could be required to make under certain of these indemnification agreements is unlimited. Based on historical experience and information known as of December 31, 2022, the Company has not incurred any costs for the above guarantees and indemnities.

In certain circumstances, the Company warrants that its services will perform in all material respects in accordance with its standard published specification documentation in effect at the time of delivery of the services to the customer for the term of the agreement. To date, the Company has not incurred significant expense under its warranties and, as a result, the Company believes the estimated fair value of these agreements is immaterial.

14.   Components of Other Income (Expense), Net

The components of other income (expense), net, are as follows:

| | For the Year Ended December 31, | | |
	2022	2021	2020
Foreign currency exchange loss	(1,302)	(4)	(672)
Other income (expense), net	4,758	(518)	382
Total other income (expense), net	$ 3,456	$ (522)	$ (290)

15.   Employee Benefit Plan

The Company maintains a defined contribution savings plan under Section 401(k) of the Internal Revenue Code (the "401(k) Plan") covering all U.S. employees who satisfy certain eligibility requirements. The 401(k) Plan allows each participant to defer a percentage of their eligible compensation subject to applicable annual limits pursuant to the limits established by the Internal Revenue Service. The Company may, at the discretion of the Board, make contributions in the form of matching contributions or profit-sharing contributions. For the years ended December 31, 2022, 2021, and 2020, the Company made matching contributions of $938, $547, and $177, respectively, to the 401(k) Plan.

16.   Segment and Geographic Information

Disclosure requirements about segments of an enterprise and related information establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information of those segments to be presented in interim financial reports issued to shareholders. Operating segments are defined as components of an enterprise about which separate discrete financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company's chief operating decision maker is the chief executive officer. The Company and the chief executive officer view the Company's operations and manage its business as one operating segment.

Geographic Data

The Company allocates, for the purpose of geographic data reporting, its revenue based upon the location of the customer. Total revenue by geographic area was as follows:

| | For the Year Ended December 31, | | |
	2022	2021	2020
Revenue:			
United States	$ 119,775	$ 85,642	$ 57,231
United Kingdom	25,669	19,625	13,158
Other	108,872	82,734	54,486
Total revenue	$ 254,316	$ 188,001	$ 124,875

Property and equipment, net by geographic location consists of the following:

	As of December 31,	
	2022	2021
Property and equipment, net:		
United States	$ 6,025	$ 6,409
Russia	—	1,406
Spain	832	—
Czech Republic	442	408
Other	777	47
Total assets	$ 8,076	$ 8,270

17. Subsequent Events

The Company has completed an evaluation of all subsequent events after the audited balance sheet date of December 31, 2022 through March 15, 2023, the date this Annual Report on Form 10-K was filed with the SEC, to ensure that this filing includes appropriate disclosure of events both recognized in the consolidated financial statements as of December 31, 2022, and events which occurred subsequently but were not recognized in the consolidated financial statements. The Company has concluded that no subsequent events have occurred that require disclosure.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, are designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and to ensure that such information required to be disclosed is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

The Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), with assistance from other members of management, have evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2022 and, based on their evaluation, the CEO and CFO have concluded that the disclosure controls and procedures were not effective as of such date due to the material weaknesses in internal control over financial reporting described below under "Management's Annual Report on Internal Control Over Financial Reporting" and in Part II, Item 1A. of this report.

Notwithstanding the identified material weakness, our management believes the consolidated financial statements included in this Annual Report on Form 10-K fairly present, in all material respects, our financial condition, results of operations and cash flows as of and for the periods presented in accordance with U.S. generally accepted accounting principles.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the company's principal executive and principal financial officers and effected by the company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control-Integrated 2013 Framework.

Based on this assessment, our management concluded that, as of December 31, 2022, our internal control over financial reporting was not effective at the reasonable assurance level, due to the material weaknesses outlined below.

In connection with the preparation of our consolidated financial statements for the quarter ended September 30, 2022, management identified material weaknesses in the operation of our internal control over the financial statement close process and the cash disbursement process. Specifically, we identified deficiencies in the design and operation of internal controls over the period-end recognition and cutoff for certain expenses.

During 2022, we took a number of actions, including the efforts outlined below, designed to improve our internal control over financial reporting to remediate the material weaknesses identified above. These efforts include:

- Hiring additional qualified accounting personnel, including an SVP of Accounting and Corporate Controller;

- Engaging a professional accounting services firm to assist us with the design, implementation, and documentation of internal controls to address relevant financial reporting risks;

- Strengthening, formalizing, documenting and testing accounting processes and internal controls; and

- Enhancing functionality of our enterprise resource planning system to support certain key financial processes and controls and enforce certain segregation of duties through automation and approval workflows.

We believe significant progress was made in 2022 to enhance and strengthen our internal control over financial reporting. However, while we believe our internal controls were properly designed and implemented as of December 31, 2022, they were not in all cases in place for a sufficient period of time to demonstrate operating effectiveness as of December 31, 2022. As a result, management has concluded that the material weaknesses were not fully remediated as of December 31, 2022.

The measures we are implementing are subject to continued management review supported by confirmation and testing, as well as audit committee oversight. Management remains committed to remediating these material weaknesses. We will continue to implement measures to remedy our internal control deficiencies, though there can be no assurance that our efforts will be successful or avoid potential future material weaknesses.

This Annual Report on Form 10-K does not include an attestation report of our independent registered public accounting firm due to a transition period established by rules of the SEC for "emerging growth companies".

Changes in Internal Control over Financial Reporting

Except for the remediation efforts in connection with the material weaknesses described above and the remediation of the previously disclosed material weakness from the year ended December 31, 2019, there were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the fourth quarter of the year ended December 31, 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item is incorporated by reference to the definitive Proxy Statement for our 2023 Annual Meeting of Stockholders, which will be filed with the SEC, no later than 120 days after December 31, 2022.

Item 11. Executive Compensation

The information required by this item is incorporated by reference to the definitive Proxy Statement for our 2023 Annual Meeting of Stockholders, which will be filed with the SEC, no later than 120 days after December 31, 2022.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is incorporated by reference to the definitive Proxy Statement for our 2023 Annual Meeting of Stockholders, which will be filed with the SEC, no later than 120 days after December 31, 2022.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated by reference to the definitive Proxy Statement for our 2023 Annual Meeting of Stockholders, which will be filed with the SEC, no later than 120 days after December 31, 2022.

Item 14. Principal Accounting Fees and Services

Our independent public accounting firm is Ernst & Young LLP, Boston, Massachusetts, PCAOB Auditor ID 42.

The information required by this item is incorporated by reference to the definitive Proxy Statement for our 2023 Annual Meeting of Stockholders, which will be filed with the SEC, no later than 120 days after December 31, 2022.

Part IV

Item 15. Exhibits, Financial Statement Schedules

(a) The following documents are filed as part of this report:

1. Financial Statements

    The financial statements of Semrush Holdings, Inc. are included in Item 8 of this Annual Report on Form 10-K.

2. Financial Statement Schedules.

    All schedules are omitted because the required information is either not present, not present in material amounts or is presented within the consolidated financial statements included in the Annual Report on Form 10-K or the notes thereto.

3. Exhibits

    The exhibits listed below are filed as part of this Annual Report on Form 10-K or are incorporated herein by reference, in each case as indicated below.

EXHIBIT INDEX

Exhibit Number	Description	Incorporated by reference herein			
		Form	File No.	Exhibit	Filing Date
3.1	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.	S-1/A	333-253730	3.2	3/16/2021
3.2	Second Amended and Restated Bylaws of the Registrant, as currently in effect.	8-K	001-40276	3.2	12/16/2022
4.1	Form of Class A common stock certificate of the Registrant.	S-1/A	333-253730	4.1	3/16/2021
4.2	Investors' Rights Agreement, dated December 19, 2019, by and among the Registrant and certain of its stockholders.	S-1	333-253730	4.2	3/1/2021
4.3	Description of the Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934, as amended	10-K	001-40276	4.3	3/18/2022
10.1#	Form of Indemnification Agreement between the Registrant and each of its directors.	S-1/A	333-253730	10.1	3/16/2021
10.2#	Amended and Restated 2019 Stock Option and Grant Plan, and forms of agreements thereunder.	S-1	333-253730	10.2	3/1/2021
10.3#	2021 Equity Incentive Plan, and forms of agreements thereunder.	S-1	333-253730	10.3	3/1/2021
10.4#	2021 Employee Stock Purchase Plan.	S-1	333-253730	10.4	3/1/2021
10.5	Agreement of Lease between the Registrant and BP Prucenter Acquisition LLC, dated November 19, 2018.	S-1	333-253730	10.5	3/1/2021
10.6	First Amendment of Lease between the Registrant and BP Prucenter Acquisition LLC, dated June 23, 2021.	8-K	333-254724	10.1	6/23/2021

10.7	Lease Agreement between Semrush CZ s.r.o and 4P - Immo. Praha s.r.o., dated December 14, 2016, as amended by Amendment No. 1 to the Lease Agreement, dated May 12, 2017, as further amended by Amendment No. 2 to the Lease Agreement, as further amended by Amendment No. 3 to the Lease Agreement, dated May 25, 2018, as further amended by Amendment No. 4 to the Lease Agreement, dated September 13, 2019, as further amended by Amendment No. 5 to the Lease Agreement, dated May 28, 2020.	S-1	333-253730	10.6	3/1/2021
10.8	Lease Agreement between Krupyshev Mikhail Anatolievich and Semrush RU, LLC, dated May 1, 2020 (Floors Four and Five).	S-1	333-253730	10.7	3/1/2021
10.9	Lease Agreement between Volkov-Kitain Grigory Valentinovich and Semrush RU, LLC, dated May 1, 2020 (Floor Three).	S-1	333-253730	10.8	3/1/2021
10.10	Lease Agreement between Volkov-Kitain Grigory Valentinovich and Semrush RU, LLC, dated May 1, 2020 (Floors Two and Six).	S-1	333-253730	10.9	3/1/2021
10.11	Lease Agreement between Neshaminy Interplex, LLC and Semrush Inc., dated March 31, 2016, as amended by Amendment No. 1 to the Lease Agreement, dated March 29, 2017, as further amended by Amendment No. 2 to the Lease Agreement, dated September 1, 2020.	S-1	333-253730	10.10	3/1/2021
10.12	Lease Agreement between Zbigniew Franciszek Oginski and Prowly.com Spokla z .o. o., dated March 29 2017, as amended by Amendment No. 1 to the Lease Agreement, dated July 1, 2020.	S-1	333-253730	10.11	3/1/2021
10.13#	Senior Executive Incentive Bonus Plan.	S-1	333-253730	10.12	3/1/2021
10.14#	Non-Employee Director Compensation Policy.	S-1	333-253730	10.13	3/1/2021
10.15#	Executive Employment Agreement between the Company and Delbert Humenik, dated August 14, 2017.	S-1	333-253730	10.14	3/1/2021
10.16#	Executive Employment Agreement between the Company and Jeffrey Belanger, dated June 8, 2020.	S-1	333-253730	10.15	3/1/2021
10.17#	Agreement dated July 5, 2021 by and between Semrush Inc. and Jeffrey Belanger.	8-K	001-40276	10.1	7/7/2021
10.18#	Amended and Restated Executive Employment Agreement between the Company and Vitalii Obishchenko.	S-1	333-253730	10.16	3/1/2021
10.19#	Executive Employment Agreement between the Company and Evgeny Fetisov.	S-1	333-253730	10.17	3/1/2021
10.20	Revolving Credit Agreement dated as of January 12, 2021.	S-1	333-253730	10.18	3/1/2021
10.21	Amendment No. 1 to Credit Agreement dated as of December 30, 2021	8-K	001-40276	10.1	1/6/2022
10.22	Amendment No. 2 to Credit Agreement dated as of March 15, 2022	10-Q	001-40276	10.1	5/16/2022
10.23#	Form of Indemnification Agreement between the Registrant and each of its officers.	S-1	333-253730	10.19	3/1/2021
10.24#	Executive Employment Agreement between the Company and Andrew Warden, dated as of September 2, 2021.	10-Q	001-40276	10.1	11/10/2021
10.25#	Offer letter, dated as of September 8, 2022, by and between Semrush Inc. and David Mason	10-Q	001-40276	10.1	11/14/2022
21.1*	Subsidiaries of the Registrant				
23.1*	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.				

24.1*	Power of Attorney (included on the signature page of this Annual Report on Form 10-K).
31.1*	Certification of the Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of the Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1**	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as inline XBRL with applicable taxonomy extension information contained in Exhibits 101.*)

_____

*   Filed herewith.
**   Furnished herewith.
\#   Indicates management contract or compensatory plan, contract or agreement.

Item 16. Form 10–K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, in Boston, Massachusetts, on March 15, 2023.


SEMRUSH HOLDINGS, INC.


By: /s/ Oleg Shchegolev
_____

Oleg Shchegolev
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Oleg Shchegolev, Evgeny Fetisov, and David Mason, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their, his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Oleg Shchegolev Oleg Shchegolev	Chief Executive Officer and Director (Principal Executive Officer)	March 15, 2023
/s/ Evgeny Fetisov Evgeny Fetisov	Chief Financial Officer (Principal Accounting and Financial Officer)	March 15, 2023
/s/ Dmitry Melnikov Dmitry Melnikov	Director	March 15, 2023
/s/ Roman Simonov Roman Simonov	Director	March 15, 2023
/s/ Dylan Pearce Dylan Pearce	Director	March 15, 2023
/s/ Trynka Shineman Blake Trynka Shineman Blake	Director	March 15, 2023
/s/ William Wagner William Wagner	Director	March 15, 2023
/s/ Mark Vranesh Mark Vranesh	Director	March 15, 2023
* Anna Baird	Director	March 15, 2023
* Steven Aldrich	Director	March 15, 2023

Performance Graph

The following performance graph shall not be deemed soliciting material or to be filed with the SEC for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities under that section, nor shall such information be incorporated by reference into any of our other filings under the Exchange Act or the Securities Act.

The graph below compares the cumulative total stockholder return on our Class A common stock with the cumulative total return on the S&P 500 Index and the Nasdaq Computer Index. The graph assumes an initial investment of $100 in our Class A common stock at the market close on March 25, 2021, which was our initial trading day. Data for the S&P 500 Index and the Nasdaq Computer Index assume reinvestment of dividends. The comparisons in the graph below are based upon historical data and are not indicative of, nor intended to forecast, future performance of our Class A common stock.



		March 25, 2021	December 31, 2021	December 31, 2022
Semrush Holdings, Inc	$	100	185.83	72.54
S&P 500	$	100	123.11	100.74
Nasdaq Computer Index	$	100	136.92	87.94

Corporate Information

Board of Directors

Oleg Shchegolev
Chairman, Chief Executive Officer, Semrush Holdings, Inc.

Steven Aldrich
former Chief Product Officer, GoDaddy, Inc.

Anna Baird
former Chief Revenue Officer, Outreach Corporation

Dmitry Melnikov
former Chief Operating Officer, Semrush Holdings, Inc.

Dylan Pearce
Partner, Greycroft Partners

Trynka Shineman Blake
former Chief Executive Officer, Vistaprint

Roman Simonov
Managing Director, Siguler Guff & Company LP

Mark Vranesh
former Chief Financial Officer, TuneIn, Inc.

William Wagner
former Chief Executive Officer GoTo Group

Senior Leadership

Oleg Shchegolev
Chief Executive Officer and Chairman*

Maria Belkina
Senior Vice President of Platform & Core

Joanna Drabent
Head of Prowly Unit

Channing Ferrer
Chief Sales Officer

Eugene Levin
President*

David Mason
General Counsel and Secretary*

Brian Mulroy
Chief Financial Officer*

Steve Murgo
Senior Vice President of Retention

Vitalii Obishchenko
Chief Operating Officer*

Tatiana Starikova
Chief Human Resource Officer

Alex Sukennik
Chief Information Officer

Marcus Tober
Senior Vice President of Enterprise Solutions

Andrew Warden
Chief Marketing Officer*

* — Executive Officer for SEC reporting purposes

Corporate Headquarters

800 Boylston Street, Suite 2475, Boston MA 02199

2023 Annual Meeting of Stockholders

Our annual meeting is being held on June 8, 2023 at 10:00 A.M. Eastern Time via the internet at a virtual web conference at https://www.virtualshareholdermeeting.com/SEMR2023.

Requests for Reports and Other Stockholder Inquiries

Our quarterly and annual reports, including Forms 10-Q and 10-K, are available on the investor relations section of our website, https://investors.semrush.com. You also may obtain, free of charge, a copy of our Annual Report on Form 10-K for fiscal year 2022 and make other stockholder inquiries upon written requests directed to: Semrush Holdings, Inc., Attn: Investor Relations, 800 Boylston Street, Suite 2475, Boston MA, 02199, USA.

Stock Exchange Listing

Our Class A common stock is listed on the New York Stock Exchange under the symbol "SEMR".

Stock Transfer Agent

Computershare Trust Company N.A. 250 Royall Street, Canton, MA 02021.

Independent Registered Public Accounting Firm

Ernst & Young LLP, Boston, MA USA

Forward-Looking Statements

This Annual Report contains statements reflecting our views about our future performance that constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Statements that constitute forward-looking statements within the meaning of the Reform Act are generally identified through the inclusion of words such as "anticipate," "believe," "estimate," "expect," "confident," "forecast," "future," "goal," "guidance," "intend," "may," "objective," "outlook," "plan," "position," "potential," "project," "seek," "should," "strategy," "target," "will" or similar statements or variations of such words and other similar expressions. Forward-looking statements include, but are not limited to, statements about our future operating results and financial performance, our ability to attract and retain talent, statements regarding the expectations of demand for our products, including demand from new and existing customers, adoption of and demand for new products and features, our addressable market size, and growth of our business, statements about expansion of our platform, the effectiveness of our products and our competitive advantages, and statements addressing events and developments that we expect or anticipate will occur in the future. These forward-looking statements are based on currently available information, operating plans and projections about future events and trends. They inherently involve risks and uncertainties that could cause actual results to differ materially from those predicted in any such forward-looking statement. These risks and uncertainties include, but are not limited to, those described in "Item 1A. Risk Factors" starting on page 17 of our Annual Report on Form 10-K included herewith. Investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

800 Boylston, Suite 2475

Boston MA 02199

